2008 ANNUAL REPORT


09011847




Received SEC
JUN 2 3 2009
Washington, DC 20549



COMMONWEALTH BANKSHARES, INC.

Bank of the Commonwealth | Bank of the Commonwealth Mortgage | Commonwealth Financial Advisors | Executive Title Center



64
95
360
295
17
CHESAPEAKE BAY
288
RICHMOND
64
13
GLOUCESTER
664
64
SMITHFIELD
NORFOLK
VIRGINIA
VIRGINIA BEACH
PORTSMOUTH
85
460
264
58
SUFFOLK
CHESAPEAKE
168
258
MOYOCK
95
17
COROLLA
NORTH CAROLINA
168
64
POWELLS POINT
KITTY HAWK
NORFOLK
KILL DEVIL HILLS
64
664
PORTSMOUTH
12
164
264
WAVES
264
664
VIRGINIA BEACH
64
CHESAPEAKE
70
168



COMMONWEALTH BANKSHARES, INC.



"In the past, we were judged mainly on our accomplishments. Today, Bank of the Commonwealth is increasingly defined by our actions as an employer, corporate citizen and business partner."

– Ed Woodard, Jr.

Table of Contents



Assets
(in thousands)
$374,061
$549,454
$715,205
$843,138
$1,085,294
2004
2005
2006
2007
2008



Net Income (loss)
(in thousands)
$3,101
$6,634
$10,092
$11,167
($3,739)
2004
2005
2006
2007
2008



Bank's Total Risk-Based Capital Ratio
13.75%
14.33%
15.58%
14.85%
11.71%
2004
2005
2006
2007
2008



DEAR SHAREHOLDERS, ASSOCIATES AND CUSTOMERS

On behalf of the Board of Directors, Advisory Boards and your dedicated team of Bank of the Commonwealth associates, we would like to take this opportunity to present the 2008 Annual Report for Commonwealth Bankshares, Inc. and its subsidiaries and our outlook for 2009.

During the past 18 months our country has witnessed an unprecedented change in the banking industry. Unfortunately, these changes have been most unsettling. The operating environment in 2008 for our industry and for our institution was the most difficult I have experienced during the 48 years which encompass my entire banking career. It is clear that banks were facing the worst financial crisis since the Great Depression. Housing values plummeted, unemployment escalated, consumers lost confidence, and Capital markets froze.

The effects of increasingly dismal market conditions in 2008 were most visibly reflected in the credit arena, as net charge-offs, non-performing loans and credit-related expenses all climbed higher as the economy sank lower. Against this backdrop, we strategically focused on preserving our balance sheet strength. Accordingly, our efforts were directed toward weathering the economic storm by concentrating our attention on identifying problem assets as early as possible, substantially building our allowance for loan losses, aggressively pursuing new customers in order to expand our deposit base and maintaining the well-capitalized status of the Bank. We undertook a proactive and conservative approach by increasing our provision for loan losses to provide an additional level of reserve for loan losses that could be anticipated in a recessionary environment. For the year ended December 31, 2008 the provision for loan losses was $24.0 million, an increase of $22.3 million over the comparable period in 2007. As a result of our efforts to build our loan loss reserve significantly, we completed 2008 with an allowance to total loans ratio of 3.04%. While this ratio is higher than most of our peer group, we believe this was a prudent step and a positive reflection of the actions we took during the year to recognize the existence of inherent losses in the loan portfolio.

The result of these steps was a net loss for the full year 2008 of $3.7 million, representing a decrease of 133.5% from the record earnings of $11.2 million reported for the comparable period in 2007. This is NOT the type of performance that we have historically delivered for our shareholders. However, much of our success in regaining our earning momentum will be contingent on the timing and the strength of a rebound in the economy. For this reason, we will continue to focus sharply on credit risk issues while maintaining a broader perspective that will enable us to manage the Company through the current economic environment and emerge stronger than ever once the economy improves.

While 2008 was disappointing from a profit perspective, we achieved several key strategic goals, the most important of which was strengthening our balance sheet and maintaining our strong capital base. This created a solid foundation which is critical to the success of managing through this unprecedented economic climate.

Some of our other notable accomplishments included the following:

- The Company reached a significant milestone with total assets surpassing the $1.0 billion mark, increasing 28.7% to end the year at $1.1 billion.
- Loans reached a record $1.0 billion, an increase of 30.0%, while total deposits grew 33.3% to end the year at a record $763.0 million.
- We completed the successful execution of our branch expansion strategy by building a franchise and infrastructure that will enhance the investment in our future and that can deliver long-term profitability and value for our shareholders. In 2008, we opened our third and fourth branches in North Carolina, one in Moyock and one in Kitty Hawk, our sixth branch in Virginia Beach, Virginia, and our first branch in Suffolk, Virginia.
- We ended 2008 with a very strong capital position, one that supports our objective for future growth as well as our customers' interest in safety and soundness. At year end 2008, we were classified as a "well-capitalized" bank, the highest capital regulatory rating a financial institution can achieve. Bank of the Commonwealth's total risk based capital ratio was 11.71%, significantly exceeding the required minimum of 10% to be deemed well capitalized. In addition, at year end 2008 we held an additional $20 million of available cash in our Holding Company that can be invested into the Bank to ever further bolster our strong capital position.
- We have been diligent in keeping operating costs down. Our efficiency ratio of 52.66% at year end continues to be well below our peers.

When an industry experiences times as bad as banking has in 2008 and 2009, it is important to put such years in proper historical perspective. From 1989 to 1991, more than 1,000 banks and thrifts failed, but, just three years later in 1994, Banks earned more money in a single year than in any two years prior to 1991. Accordingly, as bad as things may look today, banking will eventually see a very different 2012.

Banking discussions today are frequently dominated by stock prices, toxic assets, loss potential, predicting when things will

"Banking discussions today are frequently dominated by stock prices, toxic assets, loss potential, and the impact of federal programs. This is understandable considering the harsh economic problems the industry is facing but it may be time to pay more attention to what the industry may look like when the storm clouds lift."

Ed Woodard, Jr.



get better and the impact of federal programs, but life goes on and three years from now, there will be no talk of toxic assets or the nationalization of Banks.

Looking back, I must reflect on how proud I am of the people who make up our company. It often is in the toughest of times that one learns what people are really made of. Our employees worked harder than ever and performed admirably for our Company and for our customers and shareholders under enormously challenging conditions. As a community bank, Bank of the Commonwealth continues to be a source of solutions. We reach out to our customers offering a helping hand to those faced with job losses, deteriorating business cash flows, and other financial problems arising as a result of current economic pressures. Consistent with the way we have done business over our 38 year history, we are actively lending to our creditworthy customers and serving the lending needs of our communities. Our customers can depend on our banking professionals to give them prudent advice and to provide safe and sound deposit solutions to protect their savings and investments as well as offer loan solutions to achieve their personal and business objectives. Our reputation and commitment to faithfully serve our community and our customers over the past 38 years is due entirely to the honest, earnest, purposeful and consistent efforts of our Directors, Officers and Staff who have proudly served the Company and its customers in good times and bad. We have a lot to be proud of!

No one can predict how long or deep the current housing correction and economic slowdown will be. It is clear that 2009 will be another challenging year. We believe, however, that we are positioned to take advantage of the expected economic turnaround. In 2009 we will again focus on aggressive deposit gathering, reducing non-performing assets, continued success in expense management, preserving our well-capitalized status, prudent credit risk and liquidity management and continuing to serve and support our customers and our community. This company is built on sound principles and a solid foundation, and these underpinnings have served us well since our inception in 1971.

In the weeks and months ahead, we intend to:

- Commit to winning and keeping every worthy retail and business customer in our market;
- Commit to serving our customers measurably and noticeably better than our competition;
- Commit to growing profits and market share measurably faster than our competition; and
- Commit to consistently implementing the best practices that produce these results.

These sound principles and solid foundation not only steady us through difficult times, but will also guide us as we seek future opportunities as the economy strengthens.

In closing, we would like to sincerely thank you, our shareholders, for your continued support and we look forward to once again being able to report the caliber of performance you have come to expect from Commonwealth Bankshares. We are doing all that we can do to position your bank to be ready when the economy turns, and we are confident that we can reward you, our shareholders, for your patience and trust in us in the years ahead. We want to thank our valued customers for their business. Our community bank has always been known for delivering the products our customers want and need with the kind of personal service they deserve, and we will not let up in that regard during this recession. We are most grateful to our employees for their hard work and unwavering dedication during a very difficult time for bankers. Their commitment to ensuring the highest level of customer satisfaction is a critical component to a successful future.

As always, I encourage you to invite your family, friends and neighbors to take advantage of the many comprehensive and unique services we offer at Commonwealth Bankshares and each of our subsidiaries. Your support in this regard will certainly enhance your investment in Commonwealth Bankshares. And don't forget to remind everyone you are associated with to "Come Bank with your Neighbors."

Respectfully yours,

E.J. Woodard, Jr., CLBB
Chairman of the Board, President & CEO



DIRECTORS AND OFFICERS

DIRECTORS



E. J. WOODARD, JR., CLBB
Chairman of the Board, President & Chief Executive Officer Commonwealth Bankshares, Inc., Bank of the Commonwealth, Bank of the Commonwealth Mortgage, Commonwealth Financial Advisors, LLC and Executive Title Center



E. CARLTON BOWYER, Ph.D.
Investor, Retired Superintendent – Virginia Beach Schools



LAURENCE C. FENTRISS
Managing Partner, CBIA
President & CEO, Acquiror, Inc.



MORTON GOLDMEIER
President, Hampton Roads Management Associates, Inc.



THOMAS W. MOSS, JR., Esquire
Treasurer – City of Norfolk



WILLIAM D. PAYNE, M.D.
Retired Physician, Drs. Payne, Ives and Holland, Inc.



HERBERT L. PERLIN
Senior Partner of Perlin Rossen & Associates, LLC



RICHARD J. TAVSS, Esquire
Senior Counsel, Tavss Fletcher



RAJU V. UPPALAPATI
Chairman & CEO of RAVA Group & CEO & partner of BD&A Realty & Construction, Inc.



KENNETH J. YOUNG
President, Norfolk Tides, Albuquerque Isotopes Baseball Clubs & Ovations Food Services

Our Company benefits from oversight by an active and informed Board of Directors. Our Directors provide the breadth of insight that only a group of individuals with diverse backgrounds and experiences can provide. They are diligent and engaged. We are proud of the corporate governance at Commonwealth Bankshares, Bank of the Commonwealth, Bank of the Commonwealth Mortgage, Commonwealth Financial Advisors, LLC and Executive Title Center and we invite you to review our governance documents included in the Proxy Statement accompanying this annual report.

NORTH CAROLINA REGIONAL ADVISORY BOARD

E. J. WOODARD, JR., CLBB
Chairman of the Board, President & Chief Executive Officer Commonwealth Bankshares, Inc., Bank of the Commonwealth, Bank of the Commonwealth Mortgage, Commonwealth Financial Advisors, LLC and Executive Title Center

FRANK GAJAR
Owner, Port O'Call Restaurant

GARY JACKSON
Senior Corporate Advisor, Xe Services, LLC

DANIEL D. KHOURY
Partner, Vandeventer Black, LLP

RANDY SAUNDERS
President/Owner, R.M. Saunders Development, Inc.

RAJU V. UPPALAPATI
Chairman & CEO of RAVA Group & CEO & Partner of BD&A Realty & Construction, Inc.

VIRGINIA REGIONAL ADVISORY DIRECTORS

E. J. WOODARD, JR., CLBB
Chairman of the Board, President & Chief Executive Officer Commonwealth Bankshares, Inc., Bank of the Commonwealth, Bank of the Commonwealth Mortgage, Commonwealth Financial Advisors, LLC and Executive Title Center

JON F. SEDEL, Chairman
President, Sedel & Associates Realty, Inc.

BISHOP TED THOMAS, SR., *First Vice-Chairman*
Jurisdictional Prelate of the Church of God in Christ

JAMES M. BOYD, Esquire
Attorney & Partner, Boyd & Boyd, P.C.

GEORGE H. BURTON, III
President, Burton Lumber Company

JOHN A. COSGROVE
Delegate, Virginia House of Delegates

BERNIE J. GRABLOWSKY, Ph.D.
President & Chief Operating Officer, United Property Associates
Retired Chairman and Professor of Finance Old Dominion University

M. DAVID JESTER
President, Marlyn Development Corp.

BETTY M. MICHELSON
Retired – Attorney

CORPORATE OFFICERS

E. J. WOODARD, JR., CLBB
Chairman of the Board, President & Chief Executive Officer

CYNTHIA A. SABOL, CPA
Executive Vice President, Chief Financial Officer & Secretary to the Board

SIMON HOUNSLOW
Executive Vice President & Chief Lending Officer

STEPHEN G. FIELDS
Executive Vice President & Commercial Loan Officer

DONALD F. PRICE
Executive Vice President & Commercial Loan Officer

R. CRAIG BAKER
Executive Vice President & Commercial Loan Officer

WILLIAM C. GILL
Executive Vice President & Commercial Loan Officer

DEBORAH B. COON
Senior Vice President & Chief Information Officer

THOMAS O. DYKES
Senior Vice President of Human Resources

RICHARD R. EARLY
Senior Vice President & Senior Trust Officer

HAROLD B. GARRETT, JR.
Senior Vice President & Chief Internal Auditor

DONNA T. HOLLOMAN
Senior Vice President & Branch Administrative Officer

CATHERINE P. JACKSON, CPA
Senior Vice President for Bank Operations

ROBERT C. McCALL, JR.
Senior Vice President & Commercial Loan Officer

KAREN L. PARKER
Senior Vice President & Assistant to CEO

DAVID G. TODD
Senior Vice President & Branch Manager, Western Branch Office

RICHARD W. WEBB
Senior Vice President & Branch Manager, Cypress Point Office

ROBERT L. WHITE
Senior Vice President & Commercial Loan & Insurance Officer

KAREN M. WILSON
Senior Vice President, Strategic Planning, Marketing & Facilities Management

DIANA L. WYSONG
Senior Vice President & Bank Security Officer

MICHELE L. BARHAM
Vice President & Loan Department Manager

ELLEN CEHRS-TOLLIVER
Vice President & Senior Consumer Loan Officer

JEREMY C. CHURCHILL
Vice President & Commercial Loan Officer

BURKE H. CRAVER, JR.
Vice President Credit Administration

TAMMY D. CREWS
Vice President & Branch Manager, Ocean View Office

TERRI L. EVANS
Vice President & Bank Training Officer

LINDA W. GREENOUGH
Vice President & Branch Manager, Cedar Road Office

PATRICIA A. PRICE
Vice President & Collections Officer

KEMP E. SAVAGE, III
Vice President & Compliance Officer

J. ADAM SOTHEN
Vice President & Controller

BANKING OFFICERS, MANAGERS & ASSOCIATES

CATHY A. BONTEMPS
Assistant Vice President & Branch Manager, St. Waves Plaza, North Carolina Office

DANA B. ELMORE
Assistant Vice President & Information Technology Manager

MICHELE R. GODSEY
Assistant Vice President & Branch Manager, Kitty Hawk, North Carolina Office

MELISSA L. HANBURY
Assistant Vice President & Branch Manager, Moyock, North Carolina Office

DEBORAH S. HUNDLEY
Assistant Vice President & Branch Manager, Taylor Road Office

SHERRI LILLEY-PECK
Assistant Vice President & Branch Manager, Suffolk Office

M. KEITH MARTIN
Assistant Vice President & Branch Manager, Riverview Office

JAMES E. MCMANNES, JR.
Assistant Vice President Credit Administration

ALEXIS A. PEAY
Assistant Vice President & Trust Officer

PAMELA L. PERKINS
Assistant Vice President & Operations Officer

JOLANTA B. PREWITT
Assistant Vice President & Credit Analysis Officer

CRAIG W. REED
Assistant Vice President & Branch Manager, Virginia Beach Boulevard Office

JAIME L. SMITH
Assistant Vice President for Compliance

SHARON H. SNEAD
Assistant Vice President & Branch Manager, Greenbrier Office

CHRISTINE N. SULLENBERGER
Assistant Vice President & Branch Manager, Red Mill Office

LINDA T. TEDESCO
Assistant Vice President & Branch Manager, Kempsville Office

AVILA T. WIMBISH
Assistant Vice President & Branch Manager, London Boulevard Office

DEBBIE COLE
Branch Operations Manager, First Colonial Road Office

MARGARET FRISCH
Branch Operations Manager, Churchland Office

DEBORAH R. HEDRICK
Payroll Officer & Human Resources Assistant

TONI L. PHILPOTT
Branch Manager, Lynnhaven Office

DEBRA C. SPEIGHT
Accounting Manager

SELENA M. TUDOR
Branch Manager, Main Office

N. RYAN WOODARD
Branch Operations Manager, Powells Point, North Carolina Office

BANK OF THE COMMONWEALTH MORTGAGE

CRAIG T. CRADLIN
Executive Vice President

JAMES J. BARRETT
Vice President & Manager, Richmond Region

BRENDA L. MOORE
Vice President & Loan Officer

BRENDA W. VAN GIESON
Vice President & Manager, Gloucester Region

T. BRANDON WOODARD, JD, AMB
Vice President & Manager, Hampton Roads & Northeastern North Carolina Region

BOBBIE A. HARRISON
Assistant Vice President & Senior Loan Processor

COMMONWEALTH FINANCIAL ADVISORS, LLC

JOSEPH S. HUME, JR.
Vice President & Financial Advisor

EXECUTIVE TITLE CENTER

DEBORAH K. GAYLE
Executive Vice President & Agency Manager



SELECTED FINANCIAL INFORMATION

(in thousands, except per share data)	**2008**	2007	2006	2005	2004
	Years Ended December 31,				
Operating Results:					
Interest and dividend income	$ 63,321	$ 62,083	$ 52,916	$ 34,289	$ 21,957
Interest expense	29,563	28,184	22,797	12,742	8,625
Net interest income	37,758	33,899	30,119	21,547	13,332
Provision for loan losses	23,972	1,645	2,690	2,740	1,695
Noninterest income	4,864	5,181	5,059	3,893	3,068
Noninterest expense	20,357	20,329	16,967	12,638	10,098
Income (loss) before income taxes and noncontrolling interest	(5,707)	17,106	15,521	10,062	4,607
Income tax expense (benefit)	(1,933)	5,927	5,405	3,419	1,506
Income (loss) before noncontrolling interest	(3,774)	11,179	10,116	6,643	3,101
Noncontrolling interest in subsidiaries	35	(12)	(24)	(9)	—
Net Income (loss)	$ (3,739)	$ 11,167	$ 10,092	$ 6,634	$ 3,101
Per Share Data:**					
Basic earnings (loss)	$ (0.54)	$ 1.62	$ 1.86	$ 1.54	$ 1.17
Diluted earnings (loss)	$ (0.54)	$ 1.60	$ 1.70	$ 1.36	$ 0.96
Book value	$ 15.53	$ 16.40	$ 15.08	$ 12.73	$ 10.25
Cash dividends	$ 0.32	$ 0.28	$ 0.1991	$ 0.1736	$ 0.1653
Closing stock price	$ 7.17	$ 15.91	$ 25.00	$ 22.65	$ 15.58
Basic weighted average shares outstanding	6,881,871	6,886,621	5,440,303	4,310,914	2,640,117
Diluted weighted average shares outstanding	6,906,474	6,973,570	5,999,436	5,055,552	3,545,109
Shares outstanding at year-end	6,851,417	6,915,587	6,844,975	4,928,992	3,611,601
Year-End Balance:					
Assets	$ 1,085,294	$ 843,138	$ 715,205	$ 549,454	$ 374,061
Federal funds sold	550	158	2,031	1,159	420
Loans*	1,023,068	786,987	669,541	508,903	315,755
Loans held for sale	—	—	—	—	31,107
Investment securities	7,053	7,375	7,676	8,924	6,945
Equity securities	10,959	8,759	7,185	5,327	3,618
Deposits	763,006	572,296	487,175	383,890	277,632
Stockholders' equity	106,372	113,414	103,225	62,730	37,024
Average Balance:					
Assets	$ 956,869	$ 773,756	$ 643,042	$ 455,833	$ 326,667
Federal funds sold	504	1,058	1,778	971	1,753
Loans *	894,823	724,468	603,133	417,106	264,815
Loans held for sale	—	—	—	11,747	33,255
Investment securities	7,402	7,298	8,525	6,026	8,995
Equity securities	9,527	7,893	6,599	4,625	2,256
Deposits	670,658	528,548	451,561	329,955	260,027
Stockholders' equity	113,195	108,075	73,546	49,702	23,861
Ratios:					
Return on average assets	(0.39%)	1.44%	1.57%	1.46%	0.95%
Return on average stockholders' equity	(3.30%)	10.33%	13.72%	13.35%	13.00%
Dividend payout ratio ***	N/M	17.27%	10.31%	11.29%	14.08%
Year-end stockholders' equity to total assets	9.80%	13.45%	14.43%	11.42%	9.90%
Loan loss allowance to year-end loans *	3.04%	1.20%	1.22%	1.09%	0.90%
Net interest margin (tax equivalent basis)	3.69%	4.57%	4.86%	4.90%	4.29%
Efficiency ratio (tax equivalent basis)	52.66%	51.96%	48.16%	49.57%	61.21%

** Net of unearned income and loans held for sale.*
*** All share and per share amounts have been restated for all periods presented to reflect the eleven-for-ten stock split distributed on June 30, 2006 and the eleven-for-ten stock split distributed on December 29, 2006.*
**** N/M – not meaningful*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10-K

☒ Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008
or

☐ Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from ____ to ____

Commission file number 000-17377

Commonwealth Bankshares, Inc.
(Exact name of registrant as specified in its charter)

Virginia	54-1460991
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
403 Boush Street Norfolk, Virginia	23510
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (757) 446-6900

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $2.066 per share	The NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of June 30, 2008: $70,361,598 (In calculating the aggregate market value, the registrant used the closing sale price of the registrant's common stock on the NASDAQ Global Select Market on June 30, 2008 which was $12.62 per share, voting and non-voting stock held by non-affiliates of the registrant at June 30, 2008 was 5,575,404 shares).

The number of shares of common stock outstanding as of February 26, 2009: Common Stock, $2.066 Par Value - 6,851,417 shares

Commonwealth Bankshares, Inc.

Form 10-K Annual Report
For the Year Ended December 31, 2008

Table of Contents

Part I

Item 1. Business

The Company. The sole business of Commonwealth Bankshares, Inc. (the "Parent") is to serve as a holding company for Bank of the Commonwealth (the "Bank"). The Parent was incorporated as a Virginia corporation on June 6, 1988, and on November 7, 1988 acquired the Bank.

Bank of the Commonwealth was formed on August 28, 1970 under the laws of Virginia. Since the Bank opened for business on April 14, 1971, its main banking and administrative office has been located in Norfolk, Virginia. The Bank currently operates four branches in Norfolk, six branches in Virginia Beach, four branches in Chesapeake, two branches in Portsmouth, one branch in Suffolk, one branch in Powells Point, North Carolina, one branch in Waves, North Carolina, one branch in Moyock, North Carolina and one branch in Kitty Hawk, North Carolina. The Bank has five subsidiaries, all incorporated under the laws of the Commonwealth of Virginia: BOC Title of Hampton Roads, Inc., T/A Executive Title Center, BOC Insurance Agencies of Hampton Roads, Inc., Commonwealth Financial Advisors, LLC, Community Home Mortgage of Virginia, Inc., T/A Bank of the Commonwealth Mortgage and Commonwealth Property Associates, LLC.

The accompanying consolidated financial statements include the accounts of the Parent, the Bank and its subsidiaries, collectively referred to as the "Company."

The Company conducts mortgage funding services through its wholly owned subsidiary Bank of the Commonwealth Mortgage, brokerage and investment advisory services through its wholly owned subsidiary Commonwealth Financial Advisors, LLC, insurance activities through its wholly owned subsidiary BOC Insurance Agencies of Hampton Roads, Inc., title insurance services through its 91% owned subsidiary Executive Title Center and commercial leasing services through its 61% owned subsidiary Commonwealth Property Associates, LLC. The financial position and operating results of any one of these subsidiaries are not significant to the Company as a whole and are not considered principal activities of the Company at this time.

The Parent also owns one non-operating subsidiary, Commonwealth Bankshares Capital Trust II that was formed in November 2005. The trust was formed for the purpose of issuing $20.0 million of trust preferred capital securities. The trust is an unconsolidated subsidiary of the Parent and its principal asset is $20.6 million of the Parent's junior subordinated debt securities (referred to herein as "trust preferred capital notes,") that is reported as a liability of the Parent.

The Parent previously owned Commonwealth Bankshares Capital Trust I, a non-operating wholly owned subsidiary that was formed on November 15, 2000 for the purpose of issuing 1,457,000 shares of 8.0% cumulative preferred securities maturing October 15, 2031 with the option to call on or after October 15, 2006 (call price of $5.00 per share) for $7,285,000. In November 2006, the Parent called the preferred securities for redemption on December 15, 2006, at the liquidation amount of $5.00 per share. As of December 31, 2006, the Trust was dissolved.

Principal Market Area. The Bank concentrates its marketing efforts in the cities of Norfolk, Virginia Beach, Portsmouth, Chesapeake and Suffolk, Virginia and Northeastern North Carolina. The Company's present intention is to continue concentrating its banking activities in its current markets, which the Company believes are attractive areas in which to operate. We have mortgage offices in Richmond and Gloucester, Virginia. We also have a title insurance office in Suffolk, Virginia.

Banking Service. Through its network of banking facilities, the Bank provides a wide range of commercial banking services to individuals and small to medium-sized businesses. The Bank conducts substantially all of the business operations of a typical independent, commercial bank, including the acceptance of checking and savings deposits, and the initiating of commercial, real estate, personal, home improvement, automobile and other installment and term loans. The Bank also offers other related services, such as home banking, trust, travelers' checks, safe deposit, lock box, depositor transfer, customer note payment, collections, notary public, escrow, drive-in facility and other customary banking services.

Competition

The Bank encounters strong competition for its banking services within its primary market area. The Bank competes with large national and regional financial institutions, savings associations and other independent community banks, as well as credit unions, mutual funds and life insurance companies. The banking business in the Bank's primary market area is highly competitive for both loans and deposits, and is dominated by a relatively small number of large banks with many offices operating over a wide geographic area. Among the advantages such large banks have over the Bank are their ability to launch and finance wide-ranging advertising campaigns and, by virtue of their greater total capitalization, to have substantially higher lending limits than the Bank.

Factors such as interest rates offered, the number and location of branches and the types of products offered, as well as the reputation of the institution affect competition for deposits and loans. The Bank competes by emphasizing customer service and technology; establishing long-term customer relationships; building customer loyalty; and providing products and services to address the specific needs of its customers. The Bank targets individual and small-to-medium sized business customers. No material part of the Bank's business is dependent upon a single or a few customers, and the loss of any single customer would not have a materially adverse effect upon the Bank's business.

Because federal regulation of financial institutions changes regularly and is the subject of constant legislative debate, we cannot foresee how federal regulation of financial institutions may change in the future. However, it is possible that current and future governmental regulatory and economic initiatives, such as the Emergency Economic Stabilization Act of 2008 enacted in October 2008, as amended by the American Recovery and Reinvestment Act of 2009, enacted February 17, 2009 (the "EESA"), could impact the competitive landscape in the Bank's markets.

Employees

As of December 31, 2008, the Company had 209 full-time equivalent employees. Management of the Company considers its relations with employees to be excellent. No employees are represented by a union or any similar group, and the Company has never experienced any strike or labor dispute.

Regulation and Supervision

The references in this section to various aspects of supervision and regulation are brief summaries which do not purport to be complete and which are qualified in their entirety by reference to applicable laws, rules and regulations. It is also not clear at this time what impact the EESA or other initiatives of the U.S. Treasury and other bank regulatory agencies that have been announced, or any additional programs that may be initiated in the future, will have on the financial markets, the financial services industry, the Company or the Bank.

Commonwealth Bankshares, Inc.

Bank Holding Company Act. In order to acquire the shares of the Bank and thereby become a bank holding company within the meaning of the Bank Holding Company Act, the Parent was required to obtain approval from, and register as a bank holding company, with the Board of Governors of the Federal Reserve System (the "Federal Reserve"), and it is subject to ongoing regulation, supervision and examination by the Federal Reserve. The Parent is required to file with the Federal Reserve periodic and annual reports and other information concerning its own business operations and those of its subsidiaries. In addition, the Bank Holding Company Act requires a bank holding company to obtain Federal Reserve approval before it acquires, directly or indirectly, ownership or control of any voting shares of a second or subsequent bank if, after such acquisition, it would own or control more than 5.0% of such shares, unless it already owns or controls a majority of such voting shares. Federal Reserve approval must also be obtained before a bank holding company acquires all or substantially all of the assets of another bank or merges or consolidates with another bank holding company. Under the Bank Holding Company Act, the Federal Reserve may disapprove an application or approve an application subject to such conditions as it may deem advisable. Any acquisition by a bank holding company of more than 5.0% of the voting shares, or of all or substantially all of the assets, of a bank located in another state may not be approved by the Federal Reserve unless such acquisition is specifically authorized by the laws of that second state.

Unless it chooses to become a financial holding company, as further described below, a bank holding company is prohibited under the Bank Holding Company Act, with limited exceptions, from acquiring or obtaining direct or indirect ownership or control of more than 5.0% of the voting shares of any company which is not a bank, or from engaging in any activities other than those of banking or of managing or controlling banks or furnishing services to or performing services for its subsidiaries. An exception to these prohibitions permits a bank holding company to engage in, or acquire an interest in a company which engages in, activities which the Federal Reserve, after due notice and opportunity for hearing, by regulation or order has determined is so closely related to banking or of managing or controlling banks as to be proper incident thereto. A number of such activities have been determined by the Federal Reserve to be permissible, including servicing loans, performing certain data processing services, and acting as a fiduciary, investment or financial advisor.

A bank holding company may not, without providing prior notice to the Federal Reserve, purchase or redeem its own stock if the gross consideration to be paid, when added to the net consideration paid by the company for all purchases or redemptions by the company of its equity securities within the preceding 12 months, will equal 10.0% or more of the company's consolidated net worth, unless it meets the requirements of a well capitalized and well managed organization.

Dividend Restrictions. The ability of the Parent to pay dividends depends upon the amount of dividends declared by the Bank. Regulatory restrictions exist with respect to the Bank's ability to pay dividends. See Note 15 to Consolidated Financial Statements included as Exhibit 99.1 of this report.

Capital Requirements. The Federal Reserve Board and the FDIC have issued substantially similar risk-based and leverage capital guidelines applicable to banking organizations they supervise. Under the risk-based capital requirements of these federal bank regulatory agencies, the Company and the Bank are required to maintain a minimum ratio of total capital to risk-weighted assets of at least 8.0 percent and a minimum ratio of Tier 1 capital to risk-weighted assets of at least 4.0 percent. At least one half of the total capital must be Tier 1 capital, which includes common equity, retained earnings and qualifying perpetual preferred stock, less certain intangibles and other adjustments. The remainder may consist of Tier 2 capital, such as a limited amount of subordinated and other qualifying debt (including certain hybrid capital instruments), other qualifying preferred stock and a limited amount of the general loan loss allowance. At December 31, 2008, the total capital to risk-weighted asset ratio of the Company was 13.8 percent and the ratio of the Bank was 11.7 percent. At December 31, 2008, the Tier 1 capital to risk-weighted asset ratio was 12.5 percent for the Company and 10.4 percent for the Bank.

In addition, each of the federal regulatory agencies has established leverage capital ratio guidelines for banking organizations. These guidelines provide for a minimum Tier 1 leverage ratio of 4.0 percent for banks and bank holding companies. At December 31, 2008, the Tier 1 leverage ratio was 12.0 percent for the Company and 10.0 percent for the Bank. The guidelines also provide that banking organizations experiencing internal growth or making acquisitions must maintain capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets.

Virginia Financial Institution Holding Company Act. Under certain amendments to the Virginia Financial Institutions Holding Company Act that became effective July 1, 1983, no company, partnership or other business entity may acquire, or make any public offer to acquire, more than 5.0% of the stock of any Virginia financial institution, or any Virginia financial institution holding company, unless it first files an application with the Virginia State Corporation Commission – Bureau of Financial Institutions ("SCC"). The SCC is directed by the statute to solicit the views of the affected financial institution, or financial institution holding company, with respect to such stock acquisition, and is empowered to conduct an investigation during the 60 days following receipt of such an application. If the SCC takes no action within the prescribed period, or if during the prescribed period it issues notice of its intent not to disapprove an application, the acquisition may be completed.

Securities and Exchange Commission Regulation. The Company is required to make certain periodic filings with the Securities and Exchange Commission ("SEC") as well as file certain reports on the occurrence of certain material events specified under the Securities Exchange Act of 1934 ("Exchange Act"). Specifically, the Company is required to file quarterly and annual reports with the SEC under Section 13 of the Exchange Act, furnish annual reports to stockholders prior to annual meetings of stockholders, and send proxy statements to stockholders prior to any stockholders' meeting, all of which must comply with the provisions of the Exchange Act. In addition, directors, officers and certain stockholders must make detailed disclosures under the Exchange Act regarding their ownership of the Company's common stock. As an Exchange Act reporting company, we are directly affected by the Sarbanes-Oxley Act, which seeks to improve corporate governance and reporting procedures by requiring expanded disclosure of our corporate operations and internal controls. We are already complying with SEC and other rules and regulations implemented pursuant to the Sarbanes-Oxley Act and intend to comply with any applicable rules and regulations implemented in the future. Although we have incurred, and expect to continue to incur, additional expense in complying with the provisions of the Sarbanes-Oxley Act and the resulting regulations, our management does not expect such compliance to have a material impact on our financial condition or results of operations in the future.

Available Information. Any material the Company files with the SEC is available to be read and copied by the public at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet site that contains reports, proxy information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. The Company's SEC filings are also available through our website at http://www.bankofthecommonwealth.com as of the day they are filed with the SEC. Copies of documents also can be obtained free of charge by writing to the Company's Chief Financial Officer, Cynthia A. Sabol, at 403 Boush Street, Norfolk, VA 23510.

Bank of the Commonwealth

The Bank, as a member bank of the Federal Reserve System, is subject to regulation and examination by the Virginia State Corporation Commission and the Federal Reserve. In addition, the Bank is subject to the rules and regulations of the Federal Deposit Insurance Corporation ("FDIC"), which currently insures substantially all of the Bank's deposits up to applicable limits by the Deposit Insurance Fund ("DIF") of the FDIC and are subject to deposit insurance assessments to maintain the DIF. The DIF is the successor to the Bank Insurance Fund and the Savings Association Insurance Fund, which were merged in 2006. The FDIC amended its risk-based assessment system for 2007 to implement authority granted by the Federal Deposit Insurance Reform Act of 2005 ("FDIRA"). Under the revised system, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors. An institution's assessment rate depends upon the category to which it is assigned. Unlike the other categories, Risk Category I, which contains the least risky depository institutions, contains further risk differentiation based on the FDIC's analysis of financial ratios, examination component ratings and other information. Assessment rates are determined by the FDIC and currently range from five to seven basis points for the healthiest institutions (Risk Category I) to 43 basis points of assessable deposits for the riskiest (Risk Category IV). The FDIC may adjust rates uniformly from one quarter to the next without further notice and comment rulemaking, except that no single adjustment can exceed three basis points.

In an effort to restore capitalization levels and to ensure the DIF will adequately cover projected losses from future bank failures, the FDIC, in October 2008, proposed a rule to alter the way in which it differentiates for risk in the risk-based assessment system and to revise deposit insurance assessment rates, including base assessment rates. For Risk Category 1 institutions that are small or do not have long-term debt issuer ratings, the FDIC proposed (i) to determine the initial base assessment rate using a combination of weighted-average CAMELS component ratings and the financial ratios method assessment rate (as defined), and (ii) to revise the uniform amount and the pricing multipliers. The FDIC also proposes to introduce three adjustments that could be made to an institution's initial base assessment rate, including (i) a potential decrease of up to 2 basis points for long-term unsecured debt, including senior and subordinated debt, (ii) a potential increase for secured liabilities in excess of 15% of domestic deposits and (iii) for non-Risk Category 1 institutions, a potential increase for brokered deposits in excess of 10% of domestic deposits. In addition, the FDIC proposed raising the current rates uniformly by 7 basis points for the assessment for the first quarter of 2009 resulting in annualized assessment rates ranging from 12 to 14 basis points for Risk Category 1 institutions to 50 basis points for Risk Category IV institutions. The proposal for first quarter 2009 assessment rates was adopted as a final rule in December 2008. The FDIC also proposed effective April 1, 2009, initial base assessment rates of 10 to 14 basis points for Risk Category 1 institutions to 45 basis points for Risk Category IV institutions. After the effect of potential base-rate adjustments, the annualized assessment rate for Risk Category 1 institutions would range from 8 to 21 basis points while Risk Category IV institutions would range from 43 to 77.5 basis points. A final rule has not yet been issued. The Company cannot provide any assurance as to the amount of any proposed increase in its deposit insurance premium rate, should such an increase occur, as such changes are dependent upon a variety of factors, some of which are beyond the Company's control.

The EESA temporarily raised the basic limit on federal deposit insurance coverage from $100,000 to $250,000 per depositor. The legislation provides that the basic deposit insurance limit will return to $100,000 after December 31, 2009. The legislation did not change coverage for retirement accounts, which continues to be $250,000.

FDIC insurance expense totaled $408.5 thousand and $73.8 thousand in 2008 and 2007. FDIC insurance expense includes deposit insurance assessments and Financing Corporation ("FICO") assessments related to outstanding FICO bonds. The FICO is a mixed-ownership government corporation established by the Competitive Equality Banking Act of 1987 whose sole purpose was to function as a financing vehicle for the now defunct Federal Savings & Loan Insurance Corporation.

FDIRA also provided for a one-time credit for eligible institutions based on their assessment based as of December 31, 2006. Subject to certain limitations with respect to institutions that are exhibiting weakness, credits can be used to offset assessments until exhausted. The Bank's one-time credit was approximately $125,000. FDIRA also provided for the possibility that the FDIC may pay dividends to insured institutions if the DIF reserve ration equals or exceeds 1.35 percent of estimated insured deposits.

Under the FDIRA, the FDIC may terminate deposit insurance upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

On November 21, 2008, the Board of Directors of the FDIC adopted a final rule relating to the Temporary Liquidity Guarantee Program ("TLG Program"). The TLG Program was announced by the FDIC on October 14, 2008, preceded by the determination of systemic risk by the Secretary of the Department of Treasury (after consultation with the President), as an initiative to counter the system-wide crisis in the nation's financial sector. The goal of the TLG Program is to reduce the cost of bank funding so that bank lending to consumers and businesses will normalize. The TLG Program is industry funded and does not rely on the DIF to achieve its goals. The TLG Program consists of two components (i) a temporary guarantee, through the earlier of maturity or June 30, 2012, certain newly issued senior unsecured debt issued by participating institutions on or after October 14, 2008, and before June 30, 2009, which on February 10, 2009 the US Treasury, as part of the Financial Stability Plan, extended the TLG Program to October 31, 2009, and (ii) temporary full FDIC deposit insurance coverage for non-interest bearing transaction deposit accounts, Negotiable Order of Withdrawal ("NOW") accounts paying less than 0.5% interest per annum and Interest on Lawyers Trust Accounts held at participating FDIC-insured institutions through December 31, 2009. Coverage under the TLG Program was available for the first 30 days without charge. The fee assessment for coverage of senior unsecured debt ranges from 50 basis points to 100 basis points per annum, depending on the initial maturity of the debt. The fee assessment for deposit insurance coverage is 10 basis points per quarter on amounts in covered accounts exceeding $250,000. On December 5, 2008, the Company elected to participate in both guarantee programs.

The FDIRA provides that, in the event of the "liquidation or other resolution" of an insured depository institution, the claims of depositors of the institution, including the claims of the FDIC as subrogee of insured depositors, and certain claims for administrative expenses of the FDIC as a receiver, will have priority over other general unsecured claims against the institution. If an insured depository institution fails, insured and uninsured depositors, along with the FDIC, will have priority in payment ahead of unsecured, non-deposit creditors, including depositors whose deposits are payable only outside of the United States and the parent bank holding company, with respect to any extensions of credit they have made to such insured depository institution.

FDIC-insured depository institutions can be held liable for any loss incurred, or reasonably expected to be incurred, by the FDIC due to the default of another FDIC-insured depository institution controlled by the same bank holding company, or for any assistance provided by the FDIC to another FDIC-insured depository institution controlled by the same bank holding company that is in danger of default. "Default" means generally the appointment of a conservator or receiver. "In danger of default" means generally the existence of certain conditions indicating that default is likely to occur in the absence of regulatory assistance. Such a "cross-guarantee" claim against a depository institution is generally superior in right of payment to claims of the holding company and its affiliates against that depository institution. At this time, the Bank is the only insured depository institution controlled by the Company for this purpose. However, if the Company were to control other FDIC-insured depository institutions in the future, the cross-guarantee would apply to all such FDIC-insured depository institutions.

The commercial banking business is affected by the monetary policies adopted by the Federal Reserve. Changes in the discount rate on member bank borrowing, availability of borrowing at the "discount window," open market operations, the imposition of any changes in reserve requirements against member banks' deposits and certain borrowing by banks and their affiliates, and the limitation of interest rates which member banks may pay on deposits are some of the instruments of monetary policy available to the Federal Reserve. Taken together, these controls give the Federal Reserve a significant influence over the growth and profitability of all banks. Management of the Bank is unable to predict how the Federal Reserve's monetary policies (or the fiscal policies or economic controls imposed by federal or state governments) will affect the business and earnings of the Bank or the Company, or what those policies or controls will be.

USA Patriot Act of 2001. In October 2001, the USA Patriot Act of 2001 (the "Patriot Act") was enacted in response to the terrorist attacks in New York, Pennsylvania and Washington, D.C. which occurred on September 11, 2001. The Patriot Act is intended to strengthen the ability of U.S. law enforcement agencies and the intelligence communities to work cohesively to combat terrorism on a variety of fronts. The potential impact of the Patriot Act on financial institutions of all kinds is significant and wide ranging. The Patriot Act contains sweeping anti-money laundering and financial transparency laws and imposes various regulations, including standards for verifying client identification at account opening, and rules to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering.

Community Reinvestment Act. The Community Reinvestment Act ("CRA") imposes on financial institutions an affirmative and ongoing obligation to meet the credit needs of their local communities, including low and moderate-income neighborhoods, consistent with the safe and sound operation of those institutions. A financial institution's efforts in meeting community credit needs are assessed based on 12 factors. These factors also are considered in evaluating mergers, acquisitions and applications to open a branch or facility. Following the Bank's most recent scheduled compliance examination in February 2009, it received a CRA performance evaluation of "satisfactory".

Federal Home Loan Bank of Atlanta. The Bank is a member of the Federal Home Loan Bank ("FHLB") of Atlanta, which is one of 12 regional FHLBs that provide funding to their members for making housing loans as well as for affordable housing and community development loans. Each FHLB serves as a reserve, or central bank, for the members within its assigned region. Each is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB System. Each FHLB makes loans to members in accordance with policies and procedures established by the Board of Directors of the FHLB. As a member, the Bank must purchase and maintain stock in the FHLB of Atlanta. In 2004, the FHLB converted to its new capital structure, which established the minimum capital stock requirement for member banks as an amount equal to the sum of a membership requirement and an activity-based requirement. At December 31, 2008, the Bank held $9.1 million of FHLB of Atlanta stock.

Reporting Terrorist Activities. The Federal Bureau of Investigation ("FBI") has sent, and will send, banking regulatory agencies lists of the names of persons suspected of involvement in terrorist activities. The Bank has been requested, and will be requested, to search its records for any relationships or transactions with persons on those lists. If the Bank finds any relationships or transactions, it must file a suspicious activity report with the Treasury Department and contact the FBI.

The Office of Foreign Assets Control ("OFAC"), which is a division of the Treasury Department, is responsible for helping to ensure that United States entities do not engage in transactions with "enemies" of the United States, as defined by various Executive Orders and Acts of Congress. OFAC has sent, and will send, banking regulatory agencies lists of names of persons and organizations suspected of aiding, harboring or engaging in terrorist acts. If the Bank finds a name on any transaction, account or wire transfer that is on an OFAC list, it must freeze such account, file a suspicious activity report with the Treasury Department and notify the FBI. The Bank has appointed an OFAC compliance officer to oversee the inspection of its accounts and the filing of any notifications. The Bank actively checks high-risk areas such as new accounts, wire transfers and customer files. The Bank performs these checks utilizing software, which is updated each time a modification is made to the lists of Specially Designated Nationals and Blocked Persons provided by OFAC and other agencies.

Consumer Protection. The Fair and Accurate Credit Transactions Act of 2003, which amended the Fair Credit Reporting Act, requires financial institutions to implement policies and procedures that track identity theft incidents; provide identity-theft victims with evidence of fraudulent transactions upon request; block from reporting to consumer reporting agencies credit information resulting from identity theft; notify customers of adverse information concerning the customer in consumer reporting agency reports; and notify customers when reporting negative information concerning the customer to a consumer reporting agency.

Prompt Correction Action. The federal banking agencies have broad powers under current federal law to take prompt corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institution in question is "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically under capitalized." These terms are defined under uniform regulations issued by each of the federal banking agencies regulating these institutions. An insured depository institution which is less than adequately capitalized must adopt an acceptable capital restoration plan, is subject to increased regulatory oversight and is increasingly restricted in the scope of its permissible activates. As of December 31, 2008, the Bank was considered "well capitalized."

Gramm-Leach-Bliley Act of 1999 ("GLBA"). The GLBA implemented major changes to the statutory framework for providing banking and other financial services in the United States. The GLBA, among other things, eliminated many of the restrictions on affiliations among banks and securities firms, insurance firms and other financial service providers. A bank holding company that qualifies and elects to be a financial holding company is permitted to engage in activities that are financial in nature or incident or complimentary to financial activities. The activities that the GLBA expressly lists as financial in nature include insurance underwriting, sales and brokerage activities, financial and investment advisory services, underwriting services and limited merchant banking activities.

To become eligible for these expanded activities, a bank holding company must qualify as a financial holding company. To qualify as a financial holding company, each insured depository institution controlled by the bank holding company must be well-capitalized, well-managed and have at least a satisfactory rating under the CRA. In addition, the bank holding company must file with the Federal Reserve a declaration of its intention to become a financial holding company. While the Parent satisfies these requirements, the Parent has not elected to be treated as a financial holding company under the GLBA.

The GLBA has not had a material adverse impact on the Company's or the Bank's operations. To the extent that it allows banks, securities firms and insurance firms to affiliate, the financial services industry may experience further consolidation. The GLBA may have the result of increasing competition that the Bank faces from larger institutions and other companies that offer financial products and services that may have substantially greater financial resources than the Company or the Bank.

The GLBA and certain regulations issued by federal banking agencies also provide protections against the transfer and use by financial institutions of consumer nonpublic personal information. A financial institution must provide to its customers, at the beginning of the customer relationship and annually thereafter, the institution's policies and procedures regarding the handling of customers' nonpublic personal financial information. These privacy provisions generally prohibit a financial institution from providing a customer's personal financial information to unaffiliated third parties other than permitted by law.

Check Clearing for the 21st Century Act ("Check 21"). Check 21 gives "substitute checks," such as a digital image of a check and copies made from that image, the same legal standing as the original paper check. The major provisions of Check 21 include: allowing check truncation without making it mandatory; demanding that every financial institution communicate to account holders in writing a description of its substitute check processing program and their rights under the law; legalizing substitutions for and replacements of paper checks without agreement from consumers; retaining in place the previously-mandated electronic collection and return of checks between financial institutions only when individual agreements are in place; requiring that when account holders request verification, financial institutions produce the original check (or a copy that accurately represents the original) and demonstrate that the account debit was accurate and valid; and requiring recrediting of funds to an individual's account on the next business day after a consumer proves that the financial institution has erred. This legislation has not significantly increased our capital spending.

Item 1A. Risk Factors

An investment in the Company's common stock involves significant risks inherent to the Company's business. The risks and uncertainties that management believes affect or could affect the Company are described below. You should carefully read and consider these risks and uncertainties described below together with all of the other information included in this report, before you decide to invest in our common stock.

We may incur losses if we are unable to successfully manage interest rate risk.

Our profitability will depend in substantial part upon the spread between the interest rates earned on investments and loans and interest rates paid on deposits and other interest-bearing liabilities. These rates are normally in line with our competition and might vary based on the Asset/Liability Management Committee's vision of the Company's needs. Changes in interest rates will affect our operating performance and financial condition in diverse ways including the pricing of securities, loans and deposits, and the volume of loan originations in our mortgage banking business. We attempt to minimize our exposure to interest rate risk, but we will be unable to eliminate it. Our net interest spread will depend on many factors that are partly or entirely outside our control, including competition, federal economic, monetary and fiscal policies, and economic conditions generally.

Liquidity risk.

Liquidity risk is the potential that the Company will be unable to meet its obligations as they come due, or capitalize on growth opportunities as they arise because of an inability to liquidate assets or obtain adequate funding in a timely basis, at a reasonable cost and within acceptable risk tolerances.

Liquidity is required to fund various obligations, including credit commitments to borrowers, other loan originations, withdrawals by depositors, repayment of borrowings, dividends to shareholders, operating expenses and capital expenditures.

Liquidity is derived primarily from retail deposit growth and retention; principal and interest payments on loans; principal and interest payments on investment securities; sale, maturity and prepayment of investment securities; net cash provided from operations and access to other funding sources.

Our access to funding sources in amounts adequate to finance our activities could be impaired by factors that affect us specifically or the financial services industry in general. Factors that could detrimentally impact our access to liquidity sources include a decrease in the level of our business activity due to a market downturn or adverse regulatory action against us. Our ability to borrow could also be impaired by factors that are not specific to us, such as a severe disruption of the financial markets or negative views and expectations about the prospects for the financial services industry as a whole as the recent turmoil faced by banking organizations in the domestic and worldwide credit markets deteriorates.

General business and economic conditions may significantly affect our earnings.

Our business and earnings are sensitive to general business and economic conditions. A favorable business environment is generally characterized by, among other factors, economic growth, efficient capital markets, low inflation, high business and investor confidence and strong business earnings. Unfavorable or uncertain economic and market conditions can be caused by: declines in economic growth, business activity or investor or business confidence; limitations on the availability or increases in the cost of credit and capital; increases in volatility, inflation or interest rates; natural disasters; or a combination of these or other factors.

Since December 2007, the United States has been in a recession. Business activity across a wide range of industries and regions is greatly reduced and local governments and many businesses are in serious difficulty due to the lack of consumer spending and the lack of liquidity in the credit markets. Unemployment has increased significantly. It is expected that the business environment will continue to deteriorate for the foreseeable future. There can be no assurance when these conditions will improve. The resulting economic pressure on consumers and lack of confidence in the financial market could adversely affect our business, financial condition and results of operations.

Dramatic declines in the housing market over the past year, with falling home prices and increasing foreclosures, unemployment and under-employment, have negatively impacted the credit performance of real estate related loans and resulted in significant write-downs of asset values by financial institutions, including government sponsored entities. These write-downs, initially of asset-backed securities but spreading to other securities and loans, have caused many financial institutions to seek additional capital, to reduce or eliminate dividends, to merge with larger and stronger institutions and, in some cases, to fail. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutions investors have reduced or ceased providing funding to borrowers, including to other financial institutions. This market turmoil and tightening of credit have led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility and widespread reduction of business activity generally.

The Company's general financial performance, as well as the ability of borrowers to pay interest on and repay principal of outstanding loans and the value of collateral securing those loans, is highly dependent upon the business environment in the markets where the Company operates and in the United States as a whole. Declines in real estate values in the Company's markets have adversely impacted results of operations. A continued decline in real estate values in the Company's markets could have a further negative effect on results of operations, and a significant decline in real estate values would likely lead to increased delinquencies and credit quality issues in the Company's loan portfolio. In addition, a prolonged economic downturn coupled with increased unemployment and decreased consumer spending could have a further negative effect on results of the Company's operations through higher credit losses in the commercial loan, commercial real estate loan and commercial real estate construction loan portfolios.

If current levels of market disruption and volatility continue or worsen, there can be no assurance that we will not experience an adverse effect, which may be material, on our ability to access capital and on our business, financial condition and results of operations.

Recent legislative and regulatory initiatives to address difficult market and economic conditions may not stabilize the U.S. banking system. On October 3, 2008, President Bush signed into law the Emergency Economic Stabilization Act of 2008 (the "EESA") and, on February 17, 2009, President Obama signed into law the American Recovery and Reinvestment Act (the "ARRA") in response to the current crisis in the financial sector. The U.S. Treasury and banking regulators are implementing a number of programs under this legislation to address capital and liquidity issues in the banking system. There can be no assurance, however, as to the actual impact that the EESA and the ARRA will have on the financial markets, including the extreme levels of volatility and limited credit availability currently being experienced. The failure of these legislations to help stabilize the financial markets and a continuation or worsening of current financial market conditions could have a material adverse effect on our business, financial condition, results of operations, access to credit, or the value of our securities.

We may be adversely affected by economic conditions in our market area.

Our current market areas are the South Hampton Roads portion of Virginia, which includes the cities of Norfolk, Chesapeake, Virginia Beach, Portsmouth and Suffolk and the Northeastern portion of North Carolina, which includes the Outer Banks. In the event of an economic downturn in these markets, the lack of geographic diversification could adversely affect the banking business and, consequently, our results of operations and financial condition. Changes in the economy may influence the growth rate of our loans and deposits, the quality of the loan portfolio, loan and deposit pricing and the performance of our mortgage banking and title insurance subsidiaries. A significant decline in general economic conditions caused by inflation, recession, unemployment or other factors beyond our control would impact these local economic conditions and the demand for banking products and services generally, which could negatively affect our financial condition and performance.

Although we might not have significant credit exposure to all the businesses in our areas, the downturn in any of these businesses could have a negative impact on local economic conditions and real estate collateral values generally, which could negatively affect our profitability.

Our small to medium-sized business target market may have fewer financial resources to weather a downturn in the economy.

We target our commercial development and marketing strategy primarily to serve the banking and financial services needs of small and medium-sized businesses. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities. If general economic conditions negatively impact this major economic sector in the markets we operate, our results of operations and financial condition may be adversely affected.

Our concentration in loans secured by real estate may increase our credit losses, which would negatively affect our financial results.

We offer a variety of secured loans, including commercial lines of credit, commercial term loans, real estate, construction, home equity, consumer and other loans. Many of our loans are secured by real estate (both residential and commercial) in our market area. A major change in the real estate market, such as deterioration in the value of this collateral, or in the local or national economy, could adversely affect our customer's ability to pay these loans, which in turn could impact us. Risk of loan defaults and foreclosures are unavoidable in the banking industry, and we try to limit our exposure to this risk by monitoring our extensions of credit carefully. We cannot fully eliminate credit risk, and as a result credit losses may occur in the future.

We have a concentration of credit exposure in commercial real estate.

At December 31, 2008, we had approximately $640.9 million in loans to borrowers in the commercial real estate industry, representing approximately 62.5% of our total loans outstanding as of that date. The real estate consists primarily of hotel/motel, condo conversion/construction and other commercial properties. These types of loans are generally viewed as having more risk of default than residential loans. They are also typically larger than residential real estate loans and consumer loans and depend on cash flows from the owner's business or the property to service the debt. Cash flows may be affected significantly by general economic conditions, and a downturn in the local economy or in occupancy rates in the local economy where the property is located could increase the likelihood of default. Because our loan portfolio contains a number of commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in our percentage of non-performing loans. An increase in non-performing loans could result in a loss of earnings from these loans, an increase in the provision for loan losses and an increase in charge-offs, all of which could have a material adverse effect on our financial condition and results of operations.

Our commercial real estate loans have grown 34.5% since December 31, 2007. The banking regulators are giving commercial real estate lending greater scrutiny, and may require banks with higher levels of commercial real estate loans to implement improved underwriting, internal controls, risk management policies and portfolio stress testing, as well as possibly higher levels of allowances for losses and capital levels as a result of commercial real estate lending growth and exposures.

If our allowance for loan losses becomes inadequate, our results of operations may be adversely affected.

We maintain an allowance for loan losses that we believe is a reasonable estimate of known and inherent losses in our loan portfolio. Through a periodic review and consideration of the loan portfolio, management determines the amount of the allowance for loan losses by considering general market conditions, credit quality of the loan portfolio, the collateral supporting the loans and performance of our customers relative to their financial obligations with us. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, which may be beyond our control, and these losses may exceed our current estimates. Rapidly growing loan portfolios are, by their nature, unseasoned. As a result, estimating loan loss allowances is more difficult, and may be more susceptible to changes in estimates, and to losses exceeding estimates, than more seasoned portfolios.

Although we believe the allowance for loan losses is a reasonable estimate of known and inherent losses in our loan portfolio, we cannot fully predict such losses or that our loan loss allowance will be adequate in the future. Excessive loan losses could have a material impact on our financial performance. Consistent with our loan loss reserve methodology, we expect to make additions to our loan loss reserve levels as a result of our loan growth, which may affect our short-term earnings.

Federal and state regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs, based on judgments different than those of our management. Any increase in the amount of our provision or loans charged-off as required by these regulatory agencies could have a negative effect on our operating results.

Our future success is dependent on our ability to compete effectively in the highly competitive banking industry.

We face vigorous competition from other commercial banks and other financial institutions, including savings and loan associations, savings banks, finance companies and credit unions for deposits, loans and other financial services in our market area. A number of these banks and other financial institutions are significantly larger than we are and have substantially greater access to capital and other resources, as well as larger lending limits and branch systems, and offer a wider array of banking services. To a limited extent, we also compete with other providers of financial services, such as money market mutual funds, brokerage firms, consumer finance companies, insurance companies and governmental organizations which may offer more favorable financing than we can. Many of our non-bank competitors are not subject to the same extensive regulations that govern us. As a result, these non-bank competitors have advantages over us in providing certain services. This competition may reduce or limit our margins and our market share and may adversely affect our results of operations and financial condition.

Our profitability may suffer because of rapid and unpredictable changes in the highly regulated environment in which we operate.

The Company, primarily through the Bank, is subject to extensive federal and state regulation and supervision. Banking regulations are primarily intended to protect depositors' funds, federal deposit insurance funds and the banking system as a whole, not security holders. These regulations affect the Company's lending practices, capital structure, investment practices, dividend policy and growth, among other things. Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. It is likely that there will be significant changes to the banking and financial institutions regulatory regimes in the near future in light of the recent performance of and government intervention in the financial services sector. Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could affect the Company in substantial and unpredictable ways. Such changes could subject the Company to additional costs, limit the types of financial services and products the Company may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things. Failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and/or reputation damage, which could have a material adverse effect on the Company's business, financial condition and results of operations. While the Company has policies and procedures designed to prevent any such violations, there can be no assurance that such violations will not occur. See "Regulation and Supervision" for more information about applicable banking laws and regulations.

The Sarbanes-Oxley Act of 2002, and the related rules and regulations promulgated by the SEC and the NASDAQ Stock Market ("NASDAQ") that are applicable to us, have increased the scope, complexity and cost of corporate governance, reporting and disclosure practices, including the cost of completing our audit and maintaining our internal controls. As a result, we may experience greater compliance costs.

The Company's controls and procedures may fail or be circumvented.

Management regularly reviews and updates the Company's internal controls, disclosure controls and procedures, and corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of the Company's controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on the Company's business, results of operations and financial condition.

The Company's stock price can be volatile.

Stock price volatility may make it more difficult for you to resell your common stock when you want and at prices you find attractive. The Company's stock price can fluctuate significantly in response to a variety of factors including, among other things:

- Actual or anticipated variations in quarterly results of operations.
- Recommendations by securities analysts.
- Operating and stock price performance of other companies that investors deem comparable to the Company.
- News reports relating to trends, concerns and other issues in the financial services industry.
- Perceptions in the marketplace regarding the Company and/or its competitors.
- New technology used, or services offered, by competitors.
- Significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or its competitors.
- Changes in government regulations.
- Geopolitical conditions such as acts or threats of terrorism or military conflicts.

General market fluctuations, industry factors and general economic and political conditions and events, such as economic slowdowns or recessions, interest rate changes or credit loss trends, could also cause the Company's stock price to decrease regardless of operating results.

The trading volume in the Company's common stock is less than that of other financial services companies.

Although the Company's common stock is listed for trading on the NASDAQ Global Select Market, the trading volume in its common stock is less than that of other financial services companies. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of the Company's common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which the Company has no control. Given the lower trading volume of the Company's common stock, significant sales of the Company's common stock, or the expectation of these sales, could cause the Company's stock price to fall.

An investment in the Company's common stock is not an insured deposit.

The Company's common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, any other deposit insurance fund or by any other public or private entity. Investment in the Company's common stock is inherently risky for the reasons described in this "Risk Factors" section and elsewhere in this report and is subject to the same market forces that affect the price of common stock in any company. As a result, if you acquire the Company's common stock, you could lose some or all of your investment.

Consumers may decide not to use banks to complete their financial transactions.

Technology and other changes are allowing parties to complete financial transactions that historically have involved banks through alternative methods. For example, consumers can now maintain funds that would have historically been held as bank deposits in brokerage accounts or mutual funds. Consumers can also complete transactions such as paying bills and/or transferring funds directly without the assistance of banks. The process of eliminating banks as intermediaries, known as "disintermediation," could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. The loss of these revenue streams and the lower cost deposits as a source of funds could have a material adverse effect on the Company's financial condition and results of operations.

We rely heavily on our management team and the unexpected loss of any of those personnel could adversely affect our operations; we depend on our ability to attract and retain key personnel.

We are a customer-focused and relationship-driven organization. Our success depends substantially on the banking relationships maintained with our customers and the skills and abilities of our executive and senior officers. We have entered into employment agreements with our executive officers and other senior officers. The existence of such agreements, however, does not necessarily assure that we will be able to continue to retain their services. The unexpected loss of any of our key employees could have a material adverse effect on our business and possibly result in reduced revenues and earnings. We do maintain key man life insurance on key officers to provide the Company with some financial protection.

Our business success is also dependent upon our ability to continue to attract, hire, motivate and retain skilled personnel to develop new customer relationships as well as new financial products and services. Many experienced banking professionals employed by our competitors are covered by agreements not to compete or solicit their existing customers if they were to leave their current employment. These agreements make the recruitment of these professionals more difficult. The market for these people is competitive, and we cannot assure you that we will be successful in attracting, hiring, motivating or retaining them.

Item 1B. <u>Unresolved Staff Comments</u>

None.

Item 2. Properties

The listing below provides certain information with respect to our properties. The Company believes its facilities are in good operating condition, are suitable and adequate for its operational needs and are adequately insured.

Corporate Headquarters
403 Boush Street, Norfolk, Virginia (owned/leased)

Operational Office
229 W. Bute Street, Suite 350, Norfolk, Virginia (leased)

Banking Offices
403 Boush Street, Norfolk, Virginia (owned/leased)
4101 Granby Street, Norfolk, Virginia (leased)
1901 E. Ocean View Avenue, Norfolk, Virginia (land leased, building owned)
229 W. Bute Street, Suite 320, Norfolk, Virginia (leased)
1217 Cedar Road, Chesapeake, Virginia (leased)
3343 Western Branch Boulevard, Chesapeake, Virginia (leased)
2600 Taylor Road, Chesapeake, Virginia (leased)
1304 Greenbrier Parkway, Chesapeake, Virginia (leased)
4940 West Norfolk Road, Portsmouth, Virginia (owned)
1020 London Boulevard, Portsmouth, Virginia (leased)
3720 Virginia Beach Boulevard, Virginia Beach, Virginia (leased)
1124 First Colonial Road, Virginia Beach, Virginia (owned)
2712 North Mall Drive, Virginia Beach, Virginia (leased)
1870 Kempsville Road, Virginia Beach, Virginia (leased)
5460 Wesleyan Drive, Virginia Beach, Virginia (leased)
2261 Upton Drive, Virginia Beach, Virginia (land leased, building owned)
221 Western Avenue, Suffolk, Virginia (leased)
8468 Caratoke Highway, Powells Point, North Carolina (leased)
26006 NC Highway 12, St. Waves Plaza Unit 1, Waves, North Carolina (leased)
562 Caratoke Highway, Moyock, North Carolina (leased)
3732 North Croatan Highway, Kitty Hawk, North Carolina (owned/leased)

Mortgage Lending Offices
1500 Forest Avenue, Suite 213, Richmond, Virginia (leased)
6558 Main Street, Suite 1, Gloucester, Virginia (leased)
3720 Virginia Beach Boulevard, Virginia Beach, Virginia (leased)
3732 North Croatan Highway, Kitty Hawk, North Carolina (owned/leased)

Title Offices
221 W. Bute Street, Norfolk, Virginia (leased)
2484 Pruden Boulevard, Suite B, Suffolk, Virginia (leased)

Investment Offices
The investment company's offices are located within the banking offices.

All leases are under long-term non-cancelable operating lease agreements with renewal options, at total annual rentals of approximately $1.9 million as of December 31, 2008. See Item 13. Certain Relationships and Related Transactions, and Director Independence (Business Relationships and Transactions with Management) of this Form 10-K for more information on the Company's related party leases.

Item 3. Legal Proceedings

The Company is not a party to, nor is any of its property the subject of, any material pending legal proceedings incidental to its businesses other than those arising in the ordinary course of business. Although the amount of any ultimate liability with respect to such matters cannot be determined, in the opinion of management, any such liability will not have a material adverse effect on the consolidated financial position or results of operations of the Company.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to the Company's stockholders for a vote during the fourth quarter of 2008.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information. The Company's common stock trades on the NASDAQ Global Select Market under the symbol CWBS. Prior to January 2, 2008, the Company's shares traded on the NASDAQ Global Market under the trading symbol CWBS. Set forth below is high and low trading information for the common stock and dividends declared for each quarter during 2008 and 2007.

Common Stock Performance

	Common Stock Prices				Dividends Declared	
	2008		2007			
	High	Low	High	Low	2008	2007
First Quarter	$ 19.50	$ 15.21	$ 25.00	$ 22.10	$ 0.0800	$ 0.0600
Second Quarter	$ 17.10	$ 12.62	$ 22.47	$ 20.50	$ 0.0800	$ 0.0600
Third Quarter	$ 14.99	$ 10.85	$ 21.75	$ 19.30	$ 0.0800	$ 0.0800
Fourth Quarter	$ 14.49	$ 6.75	$ 21.90	$ 15.76	$ 0.0800	$ 0.0800

Stock Performance Graph

The graph below presents five-year cumulative total return comparisons through December 31, 2008, in stock price appreciation and dividends for the Company's common stock, the Standard & Poor's 500 Stock Index (S & P 500) and the Keefe, Bruyette & Woods 50 Total Return Index (KBW 50). Returns assume an initial investment of $100 at the market close on December 31, 2003 and reinvestment of dividends. The KBW 50 is a published industry index providing a market capitalization weighted measure of the total return of 50 money center and major regional U.S. banking companies. Values as of each year end of the $100 initial investment are shown in the table and graph below.



Dollars
200
150
100
50
0
Commonwealth Bankshares
KBW 50
S & P 500
2003
2004
2005
2006
2007
2008

Index	2003	2004	2005	2006	2007	2008
Commonwealth Bankshares, Inc.	$ 100	$ 99	$ 148	$ 165	$ 106	$ 48
S & P 500	100	111	116	135	142	90
KBW 50	100	110	111	133	104	54

All share and per share amounts included in the Company's Form 10-K and in the accompanying consolidated financial statements and footnotes have been restated for all periods presented to reflect the stock splits.

Stock Splits. On November 27, 2006, the Board of Directors approved an amendment to the Articles of Incorporation of the Company to increase the number of authorized shares of Common Stock from 16,500,000 to 18,150,000 shares, to reduce the par value of each share from $2.273 to $2.066 per share, and effect an eleven-for-ten stock split distributed on December 29, 2006 to stockholders of record on December 18, 2006.

On May 16, 2006, the Board of Directors approved an amendment to the Articles of Incorporation of the Company to increase the number of authorized shares of Common Stock from 15,000,000 to 16,500,000 shares, to reduce the par value of each share from $2.50 to $2.273 per share, and effect an eleven-for-ten stock split distributed on June 30, 2006 to stockholders of record on June 19, 2006.

Private Placement of Common Stock. On October 26, 2006, the Company completed a $27.5 million private placement of its common stock. Pursuant to the terms of the Private Placement Memorandum, dated August 30, 2006, the Company sold 1,163,461 shares of its common stock at $23.64 per share.

On June 27, 2005, the Company completed a $19.34 million private placement of its common stock. Pursuant to the terms of the Private Placement Memorandum, dated May 16, 2005, the Company sold 1,170,081 shares of its common stock at a price of $16.53 per share.

On October 14, 2004, the Company completed a $15 million private placement of its common stock. Pursuant to the terms of the Private Placement Memorandum, dated August 30, 2004, the Company sold 1,141,509 shares of its common stock at a price of $13.14 per share.

Anderson & Strudwick, Inc. acted as the Company's exclusive placement agent for the three above mentioned private placements. The aggregate placement agent fee was 4.3%, 4.1% and 5.0%, respectively, of the offerings gross proceeds, which amounted to $1.2 million, $793.6 thousand and $750.0 thousand, respectively, for the October 2006, June 2005 and October 2004 offerings.

The Company has used the net proceeds from the offerings for general corporate purposes, including the support of asset growth and increased lending limits of its bank subsidiary, Bank of the Commonwealth.

The offerings were made only to accredited investors, as such terms are defined in accordance with the Securities Act of 1933, as amended. The shares of common stock issued to the investors have not been registered under the Securities Act of 1933 or any state securities law. The Company relied on the exemption of the registration requirements of the Securities Act of 1933 by virtue of Section 4(2) thereof and Rule 506 of Regulation D promulgated thereunder. On August 16, 2007, the Company filed the final prospectus on registration statement Form S-3A with the SEC registering the 1,163,461 shares of the common stock of Commonwealth Bankshares, Inc. that was issued as part of the October 26, 2006 private placement.

Holders of Record. The Company had 6,851,417 shares of common stock outstanding as of February 26, 2009, held by approximately 631 stockholders of record.

Dividend Reinvestment and Stock Purchase Plan. In April 1999, the Company's Board of Directors approved a Dividend Reinvestment and Stock Purchase Plan. Under this Plan, shares purchased from the Company with reinvested dividends are issued at a five percent (5.0%) discount from market value. The Plan also permits participants to make optional cash payments of up to $20.0 thousand per quarter for the purchase of additional shares of the Company's common stock. These shares are issued at market value without incurring brokerage commissions. In addition, stockholders also have the option of having their cash dividends deposited directly into an account with Bank of the Commonwealth. Of the $2.2 million in dividends that were paid in 2008, $518.7 thousand were reinvested. In 2007, $1.9 million was paid in dividends with $517.3 thousand reinvested. In 2008, $225.8 thousand was invested through the optional cash payment plan compared to $241.1 thousand in 2007.

Dividend Information. The ability of the Company to pay dividends depends upon the amount of dividends declared by the Bank. Regulatory restrictions exist with respect to the Bank's ability to pay dividends. See Note 15 to Consolidated Financial Statements included as Exhibit 99.1 of this report.

Purchases of Equity Securities by the Issuer

We announced an open ended program in May 2007 by which we were authorized to repurchase an unlimited number of our own shares of common stock in open market and privately negotiated transactions. During 2008, we repurchased a total of 141,326 shares of our common stock at an average price of $14.53 per share. In 2007, 15,400 shares of our common stock were repurchased at an average price of $21.06 per share. We did not repurchase any shares of common stock other than through this publicly announced plan. There have been no transactions subsequent to those reported in our Form 10-Q for the quarter ended September 30, 2008.

Item 6. Selected Financial Data

Years Ended December 31,

(in thousands, except per share data)

	2008	2007	2006	2005	2004
Operating Results:					
Interest and dividend income	$ 63,321	$ 62,083	$ 52,916	$ 34,289	$ 21,957
Interest expense	29,563	28,184	22,797	12,742	8,625
Net interest income	33,758	33,899	30,119	21,547	13,332
Provision for loan losses	23,972	1,645	2,690	2,740	1,695
Noninterest income	4,864	5,181	5,059	3,893	3,068
Noninterest expense	20,357	20,329	16,967	12,638	10,098
Income (loss) before income taxes and noncontrolling interest	(5,707)	17,106	15,521	10,062	4,607
Income tax expense (benefit)	(1,933)	5,927	5,405	3,419	1,506
Income (loss) before noncontrolling interest	(3,774)	11,179	10,116	6,643	3,101
Noncontrolling interest in subsidiaries	35	(12)	(24)	(9)	-
Net income (loss)	$ (3,739)	$ 11,167	$ 10,092	$ 6,634	$ 3,101
Per Share Data:**					
Basic earnings (loss)	$ (0.54)	$ 1.62	$ 1.86	$ 1.54	$ 1.17
Diluted earnings (loss)	$ (0.54)	$ 1.60	$ 1.70	$ 1.36	$ 0.96
Book value	$ 15.53	$ 16.40	$ 15.08	$ 12.73	$ 10.25
Cash dividends	$ 0.32	$ 0.28	$ 0.1991	$ 0.1736	$ 0.1653
Closing stock price	$ 7.17	$ 15.91	$ 25.00	$ 22.65	$ 15.58
Basic weighted average shares outstanding	6,881,871	6,886,621	5,440,303	4,310,914	2,640,117
Diluted weighted average shares outstanding	6,906,474	6,973,570	5,999,436	5,055,552	3,545,109
Shares outstanding at year-end	6,851,417	6,915,587	6,844,975	4,928,992	3,611,601
Year-End Balance:					
Assets	$ 1,085,294	$ 843,138	$ 715,205	$ 549,454	$ 374,061
Federal funds sold	550	158	2,031	1,159	420
Loans *	1,023,068	786,987	669,541	508,903	315,755
Loans held for sale	-	-	-	-	31,107
Investment securities	7,053	7,375	7,676	8,924	6,945
Equity securities	10,959	8,759	7,185	5,327	3,618
Deposits	763,006	572,296	487,175	383,890	277,632
Stockholders' equity	106,372	113,414	103,225	62,730	37,024
Average Balance:					
Assets	$ 956,869	$ 773,756	$ 643,042	$ 455,833	$ 326,667
Federal funds sold	504	1,058	1,778	971	1,753
Loans *	894,823	724,468	603,133	417,106	264,815
Loans held for sale	-	-	-	11,747	33,255
Investment securities	7,402	7,298	8,525	6,026	8,995
Equity securities	9,527	7,893	6,599	4,625	2,256
Deposits	670,658	528,548	451,561	329,955	260,027
Stockholders' equity	113,195	108,075	73,546	49,702	23,861
Ratios:					
Return on average assets	(0.39%)	1.44%	1.57%	1.46%	0.95%
Return on average stockholders' equity	(3.30%)	10.33%	13.72%	13.35%	13.00%
Dividend payout ratio ***	N/M	17.27%	10.31%	11.29%	14.08%
Year-end stockholders' equity to total assets	9.80%	13.45%	14.43%	11.42%	9.90%
Loan loss allowance to year-end loans *	3.04%	1.20%	1.22%	1.09%	0.90%
Net interest margin (tax equivalent basis)	3.69%	4.57%	4.86%	4.90%	4.29%
Efficiency ratio (tax equivalent basis)	52.66%	51.96%	48.16%	49.57%	61.21%

* Net of unearned income and loans held for sale.

** All share and per share amounts have been restated for all periods presented to reflect the eleven-for-ten stock split distributed on June 30, 2006 and the eleven-for-ten stock split distributed on December 29, 2006.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

This commentary provides an overview of the Company's financial condition, changes in financial condition and results of operations for the years 2006 through 2008. This section of Form 10-K should be read in conjunction with the Consolidated Financial Statements and related Notes thereto included as Exhibit 99.1 of this Form 10-K.

Forward-Looking Statements and Factors that Could Affect Future Results

Certain statements contained in this Annual Report on Form 10-K that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"), notwithstanding that such statements are not specifically identified as such. In addition, certain statements may be contained in the Company's future filings with the SEC, in press releases, and in oral and written statements made by or with the approval of the Company that are not statements of historical fact and constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to: (i) projections of revenues, expenses, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; (ii) statements of plans, objectives and expectations of the Company or its management or Board of Directors, including those relating to products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as "believes", "anticipates," "expects," "intends," "targeted," "continue," "remain," "will," "should," "may" and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those in such statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

- Local, regional, national and international economic conditions and the impact they may have on the Company and its customers and the Company's assessment of that impact.
- Volatility and disruption in national and international financial markets.
- Government intervention in the U.S. financial system.
- Changes in the level of non-performing assets and charge-offs.
- Changes in estimates of future reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements.
- The effects of and changes in trade and monetary and fiscal policies and laws, including the interest rate policies of the Federal Reserve Board.
- Inflation, interest rate, securities market and monetary fluctuations.
- Political instability.
- Acts of God or of war or terrorism.
- The timely development and acceptance of new products and services and perceived overall value of these products and services by users.
- Changes in consumer spending, borrowings and savings habits.
- Changes in the financial performance and/or condition of the Company's borrowers.
- Technological changes.
- Acquisitions and integration of acquired businesses.
- The ability to increase market share and control expenses.
- Changes in the competitive environment among financial holding companies and other financial service providers.
- The effect of changes in laws and regulations (including laws and regulations concerning taxes, banking, securities and insurance) with which the Company and the Bank must comply.
- The effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters.
- Changes in the Company's organization, compensation and benefit plans.
- The costs and effects of legal and regulatory developments including the resolution of legal proceedings or regulatory or other governmental inquiries and the results of regulatory examinations or reviews.
- Greater than expected costs or difficulties related to the integration of new products and lines of business.
- The Company's success at managing the risks involved in the foregoing items.

Forward-looking statements speak only as of the date on which such statements are made. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events. In addition, while we have not experienced a major increase in loan losses during the current economic climate, a continuation of the recent turbulence in significant portions of the global financial markets, particularly if it worsens, could impact our performance, both directly by affecting our revenues and the value of our assets and liabilities, and indirectly by affecting our counterparties and the economy generally. Dramatic declines in the housing market in the past year have resulted in significant write-downs of asset values by financial institutions in the United States. Concerns about the stability of the U.S. financial markets generally have reduced the availability of funding to certain financial institutions, leading to a tightening of credit, reduction of business activity, and increased market volatility. There can be no assurance that the EESA or the actions taken by the U.S. Treasury thereunder will stabilize the U.S. financial system or alleviate the industry or economic factors that may adversely affect our business. In addition, our business and financial performance could be impacted as the financial industry restructures in the current environment, both by changes in the creditworthiness and performance of our counterparties and by changes in the competitive landscape.

Recent Market Developments

The condition of the residential real estate marketplace and the U.S. economy in 2007 and 2008 has had a significant impact on the financial services industry as a whole, and specifically on the financial results of the Company. Beginning with a pronounced downturn in the residential real estate market in early 2007 that was led by problems in the sub-prime mortgage market, the deterioration of residential real estate values and higher delinquencies and charge-offs of loans continued throughout 2008. The drop in real estate values negatively impacted residential real estate builder and developer businesses. The stress consumers experienced from depreciating home prices, rising unemployment, underemployment and tighter credit conditions resulted in a higher level of bankruptcy filings during the year. With the U.S. economy in recession in 2008, financial institutions were facing higher credit losses from distressed real estate values and borrower defaults, resulting in reduced capital levels. In addition, investment securities backed by residential and commercial real estate were reflecting substantial unrealized losses due to a lack of liquidity in the financial markets and anticipated credit losses. Some financial institutions were forced into liquidation or were merged with stronger institutions as losses increased and the amounts of available funding and capital levels lessened. The Federal National Mortgage Association ("Fannie Mae") and The Federal Home Loan Mortgage Corporation ("Freddie Mac"), two government-sponsored entities, were placed in conservatorship in September 2008 by the U.S. Government. The Federal Reserve also lowered its federal funds target rate six times during 2008, from 4.25% at the beginning of the year to a range of 0% - .25% at December 31, 2008.

In response to the financial crises affecting the banking system and financial markets and going concern threats to investment banks and other financial institutions, on October 3, 2008, the EESA was signed into law. Pursuant to the EESA, the U.S. Treasury was given the authority to, among other things, purchase up to $700 billion of mortgages, mortgage-backed securities and certain other financial instruments from financial institutions for the purpose of stabilizing and providing liquidity to the U.S. financial markets.

On October 14, 2008, the Secretary of the Department of the Treasury announced that the Department of the Treasury will purchase equity stakes in a wide variety of banks and thrifts. Under the program, known as the Troubled Asset Relief Program Capital Purchase Program (the "TARP Capital Purchase Program"), from the $700 billion authorized by the EESA, the Treasury made $250 billion of capital available to U.S. financial institutions in the form of preferred stock. In conjunction with the purchase of preferred stock, the Treasury received, from participating financial institutions, warrants to purchase common stock with an aggregate market price equal to 15% of the preferred investment. Participating financial institutions are required to adopt the Treasury's standards for executive compensation and corporate governance for the period during which the Treasury holds equity issued under the TARP Capital Purchase Program. On November 14, 2008, the Company applied for the maximum funds available through the TARP Capital Purchase Program which was approximately $28.0 million or three percent of our risk-weighted assets. If the Company is approved, the Board will consider the benefits of participating and will decide if we should pursue the transaction and participate.

On November 21, 2008, the Board of Directors of the FDIC adopted a final rule relating to the TLG Program. The TLG Program was announced by the FDIC on October 14, 2008, preceded by the determination of systemic risk by the Secretary of the Department of Treasury (after consultation with the President), as an initiative to counter the system-wide crisis in the nation's financial sector. The goal of the TLG Program is to reduce the cost of bank funding so that bank lending to consumers and businesses will normalize. The TLG Program is industry funded and does not rely on the DIF to achieve its goals. The TLG Program consists of two components (i) a temporary guarantee, through the earlier of maturity or June 30, 2012, of certain newly issued senior unsecured debt issued by participating institutions on or after October 14, 2008, and before June 30, 2009, which on February 10, 2009 the US Treasury, as part of the Financial Stability Plan, extended the TLG Program to October 31, 2009, and (ii) temporary full FDIC deposit insurance coverage for non-interest bearing transaction deposit accounts, NOW accounts paying less than 0.5% interest per annum and Interest on Lawyers Trust Accounts held at participating FDIC-insured institutions through December 31, 2009. Coverage under the TLG Program was available for the first 30 days without charge. The fee assessment for coverage of senior unsecured debt ranges from 50 basis points to 100 basis points per annum, depending on the initial maturity of the debt. The fee assessment for deposit insurance coverage is 10 basis points per quarter on amounts in covered accounts exceeding $250,000. On December 5, 2008, the Company elected to participate in both guarantee programs.

Results of Operations and Financial Condition
Commonwealth Bankshares, Inc. and Subsidiaries

Overview

Management views 2008 as one of the most challenging periods in our 38 year history. The historical challenges facing the financial markets today are like none we have ever seen before. While we are not immune to the historic challenges facing the financial markets, we remain a well capitalized and sound company. 2008 has brought uncertainty in the economy with the current recession, a slowdown in the housing market, declining real estate values, increased foreclosures and severe turbulence in the financial sector. We are seeing unparalleled events in the current economy and believe there are good reasons to take precautionary and extraordinary actions now. Based on this we have taken a proactive and conservative approach by increasing our provision for loan losses to provide an additional level of reserve for loan losses that could be anticipated in a recessionary environment. For the year ended December 31, 2008 the provision for loan losses was $24.0 million, an increase of $22.3 million over the comparable period in 2007. This unprecedented action was taken in direct response to current market conditions and the deteriorating economic environment. Asset quality remains a top priority for our Company and we will maintain our underwriting standards which have always been very stringent. We are committed to working with our customers and will continue to do so during this downturn in the market.

Although the Company's financial results have been heavily impacted by the economic decline into a recessionary environment during 2008, we have accomplished a great deal. During the third quarter of 2008, the Company reached a significant milestone with total assets surpassing $1.0 billion. Total assets were $1.1 billion at December 31, 2008, an increase of 28.7% or $242.2 million from December 31, 2007. Loans reached a record $1.0 billion while total deposits grew 33.3% to end the year at a record $763.0 million. In addition, we completed the successful execution of our branch expansion strategy by building a franchise and infrastructure that will enhance the investment in our future and that can deliver long-term profitability and value for our shareholders. In 2008, we opened our third branch in North Carolina at 562 Caratoke Highway in Moyock, our sixth branch in Virginia Beach, Virginia in the Redmill section at 2261 Upton Drive, our first branch in Suffolk, Virginia at 221 Western Avenue and our fourth branch in North Carolina at 3732 North Croatan Highway in Kitty Hawk. Over the past three years, we have made a substantial investment in our future. The Company presently has no further plans for branch expansion. During 2009, management will concentrate its efforts on increasing the profitability of these branches by increasing our core deposits and thereby reducing our reliance on other borrowings. The anticipated growth in these core deposits provides a low cost and stable source of funding. Also in 2009, management will concentrate efforts on reducing non-performing assets, monitoring the loan portfolio, maintaining existing relationships, seeking opportunities that will enhance profitability and tempering overall growth. Our strong capital position and solid foundation will be a pillar of strength as we manage through this unprecedented economic climate.

In February 2007, we moved to our permanent branch in the Ocean View section of Norfolk, Virginia, at 1901 E. Ocean View Avenue, as well as our second branch in Portsmouth, Virginia at 1020 London Boulevard. In March 2007, we opened our first branch in North Carolina on Caratoke Highway in Powells Point. In May 2007, we opened our third branch in Chesapeake, Virginia at 2600 Taylor Road, across from the Chesapeake Square Mall. In July 2007, we opened our second branch in North Carolina in the St. Waves Plaza Shopping Center in Waves, North Carolina and our fourth branch in Chesapeake, Virginia at 1304 Greenbrier Parkway. In November 2007, we opened our fifth office in Virginia Beach, Virginia at 5460 Wesleyan Drive. Our second title office opened in May 2007 at 2484 Pruden Boulevard in Suffolk, Virginia.

In June 2006, we opened a private banking center in Norfolk, Virginia. Our mortgage subsidiary, Bank of the Commonwealth Mortgage, has expanded its mortgage lending services to the outer banks of North Carolina. Our fourth mortgage office opened in May 2006 in Kill Devil Hills, North Carolina at 2603 N. Croatan Highway. On October 26, 2006, the Company successfully added $27.5 million in additional capital through a private placement of 1,163,461 shares of newly issued Company common stock allowing us to continue our strong growth momentum and allowing us to better serve our customers by increasing our legal lending limit to over $15.5 million at December 31, 2006.

For the year ended December 31, 2008, the Company reported a loss of $3.7 million, representing a decrease of 133.5% from the record earnings of $11.2 million reported for the comparable period in 2007. Net income in 2007 represented a 10.7% increase from the $10.1 million reported for the year ended December 31, 2006. On a per share basis, diluted earnings per share decreased 133.8% to a loss of $0.54 for the year ended December 31, 2008. Diluted earnings per share were $1.60 for the year ended December 31, 2007 down 5.9% from $1.70 for 2006. Book value per share for 2008, 2007 and 2006 was $15.53, $16.40 and $15.08, respectively. Per share results reflect the issuance of 1,163,461 shares of capital stock sold in the private placement in October 2006. Based on the Company's strong capital and solid foundation, management increased its dividends paid to its shareholders. In 2008, total dividends paid to its shareholders equaled $0.32 per share up 14.3% from $0.28 per share paid in 2007. Dividends paid in 2007 were up 40.6% from the $0.1991 per share paid in 2006.

The Company's key performance measures are down in comparison to prior years as a result of the current economic conditions, but the Company believes they are not reflective of our Company's solid foundation and are down primarily due to the significant increase in the provision for loan losses. Return on average assets equaled (0.39%) in 2008 compared with 1.44% in 2007 and 1.57% in 2006. Return on average equity equaled (3.30%) in 2008 compared with 10.33% in 2007 and 13.72% in 2006. The Company exceeded its goal for asset growth during 2008. As previously mentioned, total assets at December 31, 2008 reached a new high of $1.1 billion, up 28.7% or $242.2 million from $843.1 million at December 31, 2007. Total assets during 2007 grew $127.9 million or 17.9% from $715.2 million at December 31, 2006. Total loans, the Company's largest and most profitable asset, ended the year at a record $1.0 billion, up $236.1 million or 30.0% from December 31, 2007. During 2007, total loans increased $117.4 million or 17.5% from the $669.5 million at December 31, 2006.

Net Interest Income and Net Interest Margin

Net interest income, the fundamental source of the Company's earnings, is defined as the difference between income on earning assets and the cost of funds supporting those assets. Significant categories of earning assets are loans and investment securities, while deposits and short-term borrowings represent the major portion of interest bearing liabilities. The level of net interest income is impacted primarily by variations in the volume and mix of these assets and liabilities, as well as changes in interest rates when compared to previous periods of operations.

Table 1 presents the average interest earning assets and average interest bearing liabilities, the average yields earned on such assets (on a tax equivalent basis) and rates paid on such liabilities, and the net interest margin for the indicated periods. The variance in interest income and expense caused by differences in average balances and rate is shown in Table 2.

Net interest income, on a taxable equivalent basis, for 2008 decreased 0.4% or $148.6 thousand to $33.8 million. Net interest income for 2007 of $33.9 million increased 12.5% or $3.7 million over 2006. The decrease in net interest income for 2008 was primarily attributable to the strong growth in average interest earning assets, which was offset by the rapidly declining interest rate environment. The increase in net interest income for 2007 was primarily attributable to the strong growth in average interest earning assets.

Average interest earning assets increased $172.7 million in 2008, $120.7 million in 2007 and $180.2 million in 2006. Average loans (excluding loans held for sale), a higher interest earning asset, accounted for 97.8% of average interest earning assets in 2008, 97.6% in 2007 and 97.1% in 2006. Due to the low interest rate environment, the presence in new markets as a result of our branch expansions and the efforts of our experienced loan officers, average loans increased $170.4 million in 2008, $121.3 million in 2007 and $186.0 million in 2006. Average investment securities, a lower yielding asset, increased by $103.5 thousand in 2008, after decreasing by $1.2 million in 2007 and increasing by $2.5 million in 2006.

The net interest margin is calculated by expressing tax-equivalent net interest income as a percentage of average interest earning assets, and represents the Company's net yield on its earning assets. Net interest margin is an indicator of the Company's effectiveness in generating income from its earning assets. The net interest margin is affected by the structure of the balance sheet as well as by competition and the economy. The spread that can be earned between interest earning assets and interest bearing liabilities is also dependent to a large extent on the slope of the yield curve. During 2006, the Federal Reserve increased the federal funds rate 4 times or 100 basis points up to 5.25%. Between the third quarter of 2007 and December 31, 2008, the Federal Reserve decreased the federal funds rate by 500 basis points and have established a target range of 0.0% - 0.25% for the federal funds rate.

As of December 31, 2008, the net interest margin was 3.69% compared to 4.57% recorded in 2007 and 4.86% in 2006. As a result of the rapidly declining interest rate which offset the strong growth in average loans, the yield on our interest earning assets decreased 144 basis points to 6.93% for the year ended December 31, 2008. The average rate paid on our interest bearing liabilities decreased 85 basis points in 2008. Contributing to the compression of our margins was the decrease in interest rates, along with the continued pressure on deposit pricing and the pricing of some deposit products which lag the decrease in the prime rate, which has an immediate affect on variable loans. In addition, the competiveness for deposits resulting from the reduction in liquidity throughout the financial markets has kept rates at a high level relative to loan rates. A shift in the mix of funding sources was also a factor in the decline in the net interest margin. Time deposits, a higher cost funding source, made up 69.5% of the total interest bearing liabilities in 2008 compared to 63.9% in the comparable period in 2007.

As of December 31, 2007, the net interest margin of 4.57% represented a decrease of 29 basis points over the net interest margin of 4.86% recorded in 2006. As a result of the strong growth in average loans and decreased interest rates, the yield on our interest earning assets decreased 15 basis points to 8.37% for the year ended December 31, 2007. The average rate paid on our interest bearing liabilities increased 20 basis points in 2007. Contributing to the increase was the strong competition for local deposits, which lead to increased rates on deposits accounts.

As of December 31, 2008, approximately 18.3% of the loan portfolio consisted of variable rate loans which can be repriced with prime within one year, down from 46.6% as of December 31, 2007. In a rising interest rate environment 18.3% of the variable loans will reprice, having a positive impact on interest income.

Table 1: Average Balance Sheet and Net Interest Margin Analysis

	Years Ended December 31,								
	2008			2007			2006		
(dollars in thousands)	Average Balance(1)	Interest	Average Yield/Rate(2)	Average Balance(1)	Interest	Average Yield/Rate(2)	Average Balance(1)	Interest	Average Yield/Rate(2)
Assets									
Interest earning assets:									
Loans (3)(4)	$ 894,823	$ 62,539	6.99%	$ 724,468	$ 61,151	8.44%	$ 603,133	$ 51,998	8.62%
Loans held for sale	-	-	-	-	-	-	-	-	-
Investment securities (3)	7,402	367	4.96%	7,298	378	5.18%	8,525	431	5.06%
Equity securities	9,527	390	4.09%	7,893	472	5.98%	6,599	383	5.80%
Federal funds sold	504	9	1.76%	1,058	55	5.24%	1,778	87	4.90%
Interest bearing deposits in banks	300	7	2.32%	578	31	5.32%	546	28	5.13%
FRB reserve balance	1,430	3	0.20%	-	-	-	-	-	-
Statutory trust	619	39	6.39%	619	39	6.33%	619	39	6.39%
Other investments	213	6	2.73%	168	3	1.61%	168	4	2.31%
Total interest earning assets	914,818	63,360	6.93%	742,082	62,129	8.37%	621,368	52,970	8.52%
Noninterest earning assets:									
Cash and due from banks	5,932			9,031			8,047		
Premises and equipment, net	33,129			18,808			9,832		
Other assets	18,068			12,571			10,559		
Less: allowance for loan losses	(15,078)			(8,736)			(6,764)		
Total assets	$ 956,869			$ 773,756			$ 643,042		
Liabilities and Stockholders' Equity									
Interest bearing liabilities:									
Interest bearing demand deposits	$ 71,924	$ 990	1.38%	$ 86,483	$ 2,417	2.79%	$ 69,919	$ 1,623	2.32%
Savings deposits	6,460	37	0.58%	6,782	41	0.60%	7,813	49	0.63%
Time deposits	544,801	23,138	4.25%	389,658	19,151	4.91%	327,438	15,071	4.60%
Federal funds purchased	644	14	2.21%	-	-	-	-	-	-
Short-term borrowings	84,161	1,916	2.28%	78,496	4,136	5.27%	80,985	4,286	5.29%
Long-term debt	55,296	2,151	3.89%	27,678	1,133	4.09%	5,350	217	4.05%
Junior subordinated debt securities	-	-	-	-	-	-	3,255	233	7.16%
Trust preferred capital notes	20,619	1,317	6.39%	20,619	1,306	6.33%	20,619	1,317	6.39%
Total interest bearing liabilities	783,905	29,563	3.77%	609,716	28,184	4.62%	515,379	22,796	4.42%
Noninterest bearing liabilities:									
Demand deposits	47,474			45,625			46,391		
Other	12,295			10,340			7,726		
Total liabilities	843,674			665,681			569,496		
Stockholders' equity	113,195			108,075			73,546		
Total liabilities and stockholders' equity	$ 956,869			$ 773,756			$ 643,042		
Net interest income (tax equivalent basis)		$ 33,797			$ 33,945			$ 30,174	
Net interest margin (5) (tax equivalent basis)			3.69%			4.57%			4.86%
Average interest spread (6) (tax equivalent basis)			3.16%			3.75%			4.10%

(1) Average balances are computed on daily balances and management believes such balances are representative of the operations of the Company.
(2) Yield and rate percentages are all computed through the annualization of interest income and expenses versus the average balance of their respective accounts.
(3) Tax equivalent basis. The tax equivalent adjustment to loans was $15 thousand, $21 thousand and $21 thousand for the years ended December 31, 2008, 2007 and 2006, respectively. The tax equivalent adjustment to investment securities was $23 thousand, $25 thousand and $33 thousand for the years ended December 31, 2008, 2007 and 2006, respectively.
(4) Non-accrual loans are included in the average loan balances, and income on such loans is recognized on a cash basis. Loans are net of unearned income.
(5) Net interest margin is net interest income, expressed as a percentage of average interest earning assets.
(6) Interest spread is the average yield earned on interest earning assets, less the average rate incurred on interest bearing liabilities.

Table 2: Effect of Changes in Rate and Volume on Net Interest Income

As the largest component of income, net interest income represents the amount that interest and fees earned on loans and investments exceeds the interest costs of funds used to support these earning assets. Net interest income is determined by the relative levels, rates and mix of earning assets and interest bearing liabilities. The following table attributes changes in net interest income either to changes in average volume or to rate changes in proportion to the relationship of the absolute dollar amount of the change in each.

	Year Ended December 31, 2008 compared to Year Ended December 31, 2007			Year Ended December 31, 2007 compared to Year Ended December 31, 2006			Year Ended December 31, 2006 compared to Year Ended December 31, 2005		
	Increase (Decrease) Due to:		Interest Income/Expense	Increase (Decrease) Due to:		Interest Income/Expense	Increase (Decrease) Due to:		Interest Income/Expense
(in thousands)	Volume	Rate	(Variance)	Volume	Rate	(Variance)	Volume	Rate	(Variance)
Interest Income:									
Loans	$ 5,169	$ (3,781)	$ 1,388	$ 10,216	$ (1,063)	$ 9,153	$ 15,840	$ 2,989	$ 18,829
Loans held for sale	-	-	-	-	-	-	(300)	(299)	(599)
Investment securities	6	(17)	(11)	(64)	11	(53)	125	23	148
Equity securities	157	(239)	(82)	77	12	89	104	70	174
FRB reserve balance	-	3	3	-	-	-	-	-	-
Federal funds sold	(20)	(26)	(46)	(38)	6	(32)	36	17	53
Interest bearing deposits in banks	(11)	(13)	(24)	2	1	3	3	9	12
Statutory trust	-	-	-	-	-	-	36	-	36
Other investments	1	2	3	-	(1)	(1)	(2)	(23)	(25)
	5,302	(4,071)	1,231	10,193	(1,034)	9,159	15,842	2,786	18,628
Interest Expense:									
Interest bearing demand deposits	(355)	(1,072)	(1,427)	427	367	794	273	682	955
Savings deposits	(2)	(2)	(4)	(6)	(2)	(8)	(161)	160	(1)
Time deposits	6,052	(2,065)	3,987	3,007	1,073	4,080	4,418	1,472	5,890
Federal funds purchased	-	14	14	-	-	-	-	-	-
Short-term borrowings	323	(2,543)	(2,220)	(131)	(19)	(150)	1,007	1,168	2,175
Long-term debt	1,071	(53)	1,018	914	2	916	(1)	2	1
Junior subordinated debt securities	-	-	-	(117)	(116)	(233)	(138)	(37)	(175)
Trust preferred capital notes	-	11	11	-	(11)	(11)	1,201	8	1,209
	7,089	(5,710)	1,379	4,094	1,294	5,388	6,599	3,455	10,054
Increase (decrease) in net interest income	$ (1,787)	$ 1,639	$ (148)	$ 6,099	$ (2,328)	$ 3,771	$ 9,243	$ (669)	$ 8,574

Asset Quality Review and Credit Risk Management

In conducting business activities, the Company is exposed to the possibility that borrowers or counterparties may default on their obligations to the Company. Credit risk arises through the extension of loans, leases, certain securities and financial guarantees. To manage this risk, the Company establishes policies and procedures to manage both on and off-balance sheet risk and communicates and monitors the application of these policies and procedures throughout the Company. The Company's credit risk is centered in its loan portfolio.

Provision and Allowance for Loan Losses

The provision for loan losses is the annual cost of maintaining an allowance for inherent credit losses. The amount of the provision each year and the level of the allowance are matters of judgment and are impacted by many factors, including actual credit losses during the period, the prospective view of credit losses, loan performance measures and trends (such as delinquencies and charge-offs), the economic environment and other factors, both internal and external that may affect the quality and future loss experience of the credit portfolio.

The Company continuously reviews its loan portfolio and maintains an allowance for loan losses sufficient to absorb losses inherent in the portfolio. In addition to the review of credit quality through an ongoing credit review process and a monthly review of impaired loans by management and the Board, the Company constructs a comprehensive allowance analysis for its loan portfolio at least quarterly. This analysis includes three basic elements; a general allowance, specific allowances for identified problem loans and an unallocated allowance representing estimations done pursuant to either Standard of Financial Accounting Standards ("SFAS") No. 5, *Accounting for Contingencies*, or SFAS No. 114, *Accounting by Creditors for Impairment of a Loan*. The specific component relates to loans that are classified as doubtful, substandard or special mention. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. Such qualitative factors management considers are the known and inherent risks in the loan portfolio, including adverse circumstances that may affect the ability of the borrower to repay interest and/or principal, the estimated value of collateral, an analysis of the levels and trends of delinquencies, level of concentrations and growth within the portfolio, and the level and trend of interest rates and the condition of the national and local economies. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio. Management's evaluation and resulting provision and allowance decisions are reviewed by the Board of Directors quarterly.

The allowance for loan losses is increased by the provision for loan losses and reduced by loans charged-off, net of recoveries. The following table presents the Company's loan loss experience for the past five years:

Table 3: Summary of Loan Loss Experience

	Years Ended December 31,				
(dollars in thousands)	2008	2007	2006	2005	2004
Allowance at beginning of period	$ 9,424	$ 8,144	$ 5,523	$ 2,839	$ 2,503
Provision for loan losses	23,972	1,645	2,690	2,740	1,695
Charge-offs:					
Construction and development	-	-	-	-	-
Commercial	1,090	363	39	71	1,224
Commercial mortgage	376	-	21	-	117
Residential mortgage	711	-	2	2	-
Installment loans to individuals	106	20	23	8	26
Other	-	-	-	-	-
Total loans charged-off	2,283	383	85	81	1,367
Recoveries:					
Construction and development	-	-	-	-	-
Commercial	5	2	-	-	-
Commercial mortgage	-	6	14	-	-
Residential mortgage	-	-	-	24	-
Installment loans to individuals	2	10	2	1	8
Other	-	-	-	-	-
Total recoveries	7	18	16	25	8
Net charge-offs	2,276	365	69	56	1,359
Allowance at end of period	$ 31,120	$ 9,424	$ 8,144	$ 5,523	$ 2,839
Year end loans *	$1,023,068	$ 786,987	$ 669,541	$ 508,903	$ 315,755
Ratio of allowance to year end loans	3.04%	1.20%	1.22%	1.09%	0.90%
Average loans outstanding *	$ 894,823	$ 724,468	$ 603,133	$ 417,106	$ 264,815
Ratio of net charge-offs to average loans outstanding	0.25%	0.05%	0.01%	0.01%	0.51%

* Net of unearned income and loans held for sale.

The housing downturn and the financial market disruptions that began in the second half of 2007 have continued to affect the economy and the financial services sector in 2008. The housing downturn and the broader economic slowdown accelerated during the second half of 2008 and negatively impacted the credit quality of both our consumer and commercial portfolios. The depth and breadth of the downturn as well as the resulting impacts on the credit quality of our portfolios remain unclear. However, we expect continued market turbulence and economic uncertainty to continue well into 2009. This uncertainty could potentially lead to additional provisions for loan losses in future periods.

As a result of the historical challenges facing the financial markets today, the Company made provisions for loan losses of $24.0 million in 2008 compared to $1.6 million in 2007, $2.7 million in 2006 and 2005 and $1.7 million in 2004. Net charge-offs in 2008 were $2.3 million compared to $365.6 thousand in 2007, $68.8 thousand in 2006, $56.2 thousand in 2005 and $1.4 million in 2004. This represents 0.25% of average loans outstanding in 2008, 0.05% in 2007, 0.01% in 2006 and 2005 and 0.51% in 2004. The contribution to the provision and the related increase in the allowance in 2008 was made in response to current market conditions, the current economic climate and the overall growth in total loans of 30.0%. The contribution to the provision and the related increase in the allowance for 2007, 2006, 2005 and 2004 was due to the overall growth in total loans of 17.5%, 31.6%, 61.2% and 37.3%, respectively. Although the Company experienced an increase in charge-offs in 2008 from 2007, historical losses remain low. The Company has only charged off $5.8 million in loans or 0.15% of average loans outstanding over the past 37 years.

The allowance for loan losses at December 31, 2008 was $31.1 million, compared with $9.4 million at December 31, 2007, $8.1 million at December 31, 2006, $5.5 million at December 31, 2005 and $2.8 million at December 31, 2004. This represented 3.04% of year-end loans at December 31, 2008 compared with 1.20% of year-end loans at December 31, 2007, 1.22% of year-end loans at December 31, 2006, 1.09% of year-end loans at December 31, 2005 and 0.90% of year-end loans at December 31, 2004. Based on current expectations relative to portfolio characteristics and management's comprehensive allowance analysis, management considers the level of the allowance to be adequate as of December 31, 2008.

The following table shows the allocation of allowance for loan losses at the dates indicated. Notwithstanding these allocations, the entire allowance for loan losses is available to absorb charge-offs in any category of loan.

Table 4: Allocation of Allowance for Loan Losses

	December 31,				
(in thousands)	2008	2007	2006	2005	2004
Construction and development	$ 10,498	$ 2,166	$ 1,694	$ 1,012	$ 150
Commercial	12,645	962	1,090	549	400
Commercial mortgage	5,684	4,385	3,733	2,832	1,659
Residential mortgage	2,152	1,405	1,000	867	379
Installment loans to individuals	115	164	161	124	96
Other	22	10	12	5	6
Unallocated	4	332	454	134	149
Total allowance for loan losses	$ 31,120	$ 9,424	$ 8,144	$ 5,523	$ 2,839

Non-Performing Assets

Non-performing assets consist of loans accounted for on a non-accrual basis (as judgmentally determined by management based upon anticipated realization of interest income), loans which are contractually past due 90 days and other real estate owned. It is management's practice to cease accruing interest on loans when payments are 90 days delinquent. However, management may elect to continue the accrual of interest when the estimated net realizable value of collateral is sufficient to cover the principal balance and accrued interest, and the loan is in the process of collection.

The following table presents information concerning non-performing assets for the periods indicated.

Table 5: Non-Performing Assets

(in thousands)	December 31, 2008	2007	2006	2005	2004
Non-accrual loans:					
Construction and development	$ 32,369	$ -	$ -	$ -	$ -
Commercial	1,797	256	884	110	437
Commercial mortgage	3,192	130	1,310	-	-
Residential mortgage	6,942	1,946	-	-	1
Installment loans to individuals	176	55	29	10	13
Other	-	-	-	-	-
	44,476	2,387	2,223	120	451
Loans contractually past-due 90 days or more:					
Construction and development	1,056	437	-	-	-
Commercial	368	588	-	-	-
Commercial mortgage	1,465	-	-	-	-
Residential mortgage	258	1,520	-	-	-
Installment loans to individuals	17	32	-	1	8
Other	3	1	4	61	8
	3,167	2,578	4	62	16
Total non-performing loans	47,643	4,965	2,227	182	467
Other real estate owned	4,314	717	-	-	-
Total non-performing assets	$ 51,957	$ 5,682	$ 2,227	$ 182	$ 467

Non-performing assets were $52.0 million or 4.79% of total assets at December 31, 2008 compared to $5.7 million or 0.67% at December 31, 2007. Non-performing loans increased $42.7 million during the twelve months ended December 31, 2008 to $47.7 million. Non-performing loans at December 31, 2008 consist of ninety-nine (99) loans. The increase was reflective of the impact of the weak housing market and slowing economy. $45.3 million or 95.0% of total non-performing loans consist of seventy (70) loans which are secured by real estate, of which $33.4 million are construction and development loans. Included in the category of construction and development are condominium projects totaling $18.6 million and residential lot loans of $8.8 million. The Company has developed a Loan Impairment Committee to monitor non-performing assets, past due loans, identify potential problem credits and develop action plans to work through these loans as promptly as possible. As all non-performing loans are deemed impaired, the Committee has individually reviewed the underlying collateral value (less cost to sell) on each of these loans as a part of its analysis of impaired loans. As a result of this comprehensive analysis, $21.4 million in specific reserves for loan losses has been established for non-performing loans. Based on current collateral values, we believe our reserve is adequate to cover any short falls resulting from the sale of the underlying collateral. Based on current accounting and regulatory guidelines the Company has provided a reserve based on current market values for these impaired loans however, management plans to work with our customers to get through these unprecedented economic times and to minimize any potential credit exposure. Management has taken a proactive approach to monitoring these loans and will continue to actively manage these credits to minimize losses.

Non-accrual loans at December 31, 2008 totaled $44.5 million compared to $2.4 million at December 31, 2007. If all non-accrual loans had been performing fully, these loans would have contributed an additional $2.1 million to interest income in 2008, $141.1 thousand in 2007, $58.5 thousand in 2006, $24.8 thousand in 2005 and $83.8 thousand in 2004.

Other real estate owned at December 31, 2008 was $4.3 million, compared to $717.4 thousand at December 31, 2007, none at 2006, 2005 and 2004. The balance at December 31, 2008 was comprised of nine (9) properties of which eight (8) were residential. All properties are being actively marketed and management does not anticipate any material losses associated with these properties. During the twelve months ended December 31, 2008, there were three (3) OREO properties sold resulting in a net loss of $97.6 thousand. For the year ended December 31, 2008, the Company recorded a loss of $4.8 thousand due to a valuation adjustment on one OREO (other real estate owned) property in its consolidated statement of operations. Asset quality remains a top priority for the Company. We continue to allocate significant resources to the expedient disposition and collection of non-performing and other lower quality assets.

USES OF FUNDS

Total average earning assets at December 31, 2008 increased 23.3% from year end 2007 compared with 2007's increase of 19.4% from year end 2006's increase of 40.8%. The increase in average earning assets over the last three years has been primarily attributable to the increase in the loan portfolio which has increased from $671.3 million in 2006 to $1.0 billion in 2008.

Loan Portfolio

The loan portfolio is the largest component of earning assets and accounts for the greatest portion of total interest income. As of December 31, 2008, total gross loans (excluding unearned income), grew to $1.0 billion, a $236.9 million or a 30.0% increase from $788.8 million at year end 2007. This is a continuation of the growth experienced from year end 2006 to year end 2007 of $117.5 million or 17.5% and from year end 2005 to year end 2006 of $160.5 million or 31.4%. The growth experienced during the past three years was achieved not only by the high loan demand generated by the low interest rate environment, the presence in new markets as a result of our branch expansion, but also by the efforts of the Company's officers to develop new loan relationships combined with the support of existing customers. During 2006, the Company raised $27.5 million in additional capital allowing us to continue our strong growth momentum and allowing us to better serve our customers by increasing our legal lending limit to over $17.7 million as of December 31, 2008.

During the past three years, a considerable volume of new loan relationships have been developed with "old line and well-established" local businesses, who have transferred their relationships to the Company from other regional financial institutions that are experiencing further consolidation. This has been an excellent source of new business for the Bank, as customers still value the personal attention traditionally offered by a community bank.

The Company's overall objective in managing loan portfolio risk is to minimize the adverse impact of any single event or set of occurrences. To achieve this objective, the Company strives to maintain a loan portfolio that is diverse in terms of loan type, industry concentration, geographic distribution and borrower concentration.

We continue to refine our credit standards to meet the changing economic environment. We have adjusted our underwriting criteria, increased the frequency of portfolio monitoring in certain high risk segments of the portfolio, increased our efforts in managing the credit exposure when we begin to see signs of deterioration, as well as enhanced our collection strategies in an attempt to mitigate losses. Senior level management is devoted to the management and/or collection of certain non-performing assets as well as certain performing loans. Furthermore, the Company has reallocated resources and staff to accomplish the aforementioned initiatives.

The table below classifies gross loans by major category and percentage distribution of gross loans at December 31 for each of the past five years.

Table 6: Loans By Classification

	December 31,									
	2008		2007		2006		2005		2004	
(dollars in thousands)	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Construction and development	$ 294,649	28.73%	$ 222,972	28.27%	$ 178,805	26.64%	$ 103,091	20.18%	$ 20,912	6.59%
Commercial	79,466	7.75%	71,172	9.02%	57,092	8.50%	51,896	10.16%	45,422	14.32%
Commercial mortgage	470,268	45.85%	361,659	45.85%	323,729	48.22%	257,204	50.35%	187,935	59.24%
Residential mortgage	168,056	16.38%	118,180	14.98%	97,395	14.51%	86,353	16.91%	51,320	16.18%
Installment loans to individuals	12,665	1.23%	13,782	1.75%	13,027	1.94%	11,597	2.27%	10,575	3.34%
Other	627	0.06%	1,033	0.13%	1,267	0.19%	659	0.13%	1,057	0.33%
Total gross loans	1,025,731	100.00%	788,798	100.00%	671,315	100.00%	510,800	100.00%	317,221	100.00%
Loans held for sale	-		-		-		-		31,107	
Total	$ 1,025,731		$ 788,798		$ 671,315		$ 510,800		$ 348,328	

Construction and development loans increased $71.7 million to $294.7 million in 2008 compared to an increase of $44.2 million to $223.0 million in 2007 and a $75.7 million increase to $178.8 million in 2006. The Company makes loans primarily for the construction of one-to-four family residences and, to a lesser extent, multi-family dwellings. The Company also makes construction loans for office and warehouse facilities and other nonresidential projects, generally limited to borrowers that present other business opportunities for the Company.

The amounts, interest rates and terms for construction loans vary, depending upon market conditions, the size and complexity of the project, and the financial strength of the borrower and any guarantors of the loan. The term for the Company's typical construction loan ranges from nine months to 15 months for the construction of an individual residence, and from 15 months to a maximum of three years for larger residential or commercial projects. The Company does not typically amortize its construction loans, and the borrower pays interest monthly on the outstanding principal balance of the loan. The interest rates on the Company's construction loans are mostly variable. The Company does not generally finance the construction of commercial real estate projects built on a speculative basis. For residential builder loans, the Company limits the number of models and/or speculative units allowed depending on market conditions, the builder's financial strength and track record and other factors. Construction loans for nonresidential projects and multi-unit residential projects are generally larger and involve a greater degree of risk to the Company than residential mortgage loans. The Company attempts to minimize such risks by (i) making construction loans in accordance with the Company's underwriting standards and to established customers in its primary market area and (ii) by monitoring the quality, progress and cost of construction.

Loans in the commercial category, as well as commercial real estate mortgages, consist primarily of short-term (five year or less final maturity or five year rate call) and/or floating or adjustable rate commercial loans made to small to medium-sized companies. Total commercial loans increased 27.0% to $549.7 million in 2008 compared with an increase of 13.7% to $432.8 million in 2007 and an increase of 23.2% to $380.8 million in 2006. Virtually all of the Company's commercial real estate mortgage and construction loans relate to property in our market areas of Hampton Roads and Northeastern North Carolina which includes the cities of Norfolk, Virginia Beach, Chesapeake, Portsmouth and Suffolk, Virginia and the Outer Banks of North Carolina. As such, they are subject to risks relating to the general economic conditions in those markets, and the market for real estate in particular. These regions experienced solid economic activity during 2006. Beginning the second half of 2007 and continuing into 2008, the economy in general declined into a recession. Although our local economy has not experienced the same dramatic decline seen in other regions in the U.S., our region experienced a significant downturn in real estate values. In response to the downturn, the Company has strengthened our underwriting practices and has become selective in seeking new loans and relationships.

Residential mortgage loans increased $49.9 million or 42.2% in 2008, compared to an increase of $20.8 million or 21.3% in 2007, and an increase of $11.0 million or 12.8% to $97.4 million in 2006. The Company's one-to-four family residential real estate loans are generally not the typical purchase money first mortgage loan or refinancing, but are loans made for other purposes and the collateral obtained is a first deed of trust on the residential property of the borrower. The underlying loan would have a final maturity much shorter than the typical first mortgage and may be a variable or fixed rate loan.

Consumer installment loans decreased $1.1 million or 8.1% in 2008, representing 1.2% of total gross loans at December 31, 2008. Consumer installment loans represented 1.8% and 1.9% of total gross loans as of December 31, 2007 and 2006, respectively.

As of December 31, 2008, 2007, 2006 and 2005, the Company did not have any loans held for sale. Included in total loans as of December 31, 2004 were $31.1 million in loans classified as held for sale. These loans were pre-committed for sale prior to funding and were secured by first deeds of trust on residential one-to-four family dwellings.

To limit credit exposure, the Company obtains collateral to support credit extensions and commitments when deemed necessary. The most significant categories of collateral are real and personal property, cash on deposit and marketable securities. The Company obtains real property as security for some loans that are made on the basis of the general creditworthiness of the borrower and whose proceeds were not used for real estate related purposes.

A number of measures have been taken by the Company over the past several years to reduce overall exposure and earnings vulnerability in the real estate sectors of the Bank's trade area. These measures include strengthening real estate underwriting, management review of policies and practices, and reducing higher risk concentrations within the real estate portfolio.

The following table shows the maturity or period of re-pricing of gross loans outstanding as of December 31, 2008. Demand loans, as well as loans having no stated schedule of repayments and no stated maturity are reported as due within one year. Adjustable and floating-rate loans are included in the period in which interest rates are next scheduled to adjust rather than in which they contractually mature. Fixed rate loans are included in the period in which the final contractual repayment is due. Since the majority of the Company's loan portfolio is short-term, the Company can re-price its portfolio more frequently to minimize long-term interest rate fluctuations and maintain a steady interest margin.

Table 7: Loan Maturities and Re-Pricing Schedule

	December 31, 2008			
(in thousands)	Within One Year	After One But Within Five Years	After Five Years	Total
Variable Rate:				
Construction and development	$ 174,109	$ 43,643	$ 3,966	$ 221,718
Commercial	26,865	10,367	477	37,709
Commercial mortgage	115,802	232,857	56,081	404,740
Residential mortgage	54,853	48,515	1,677	105,045
Installment and other loans	4,275	943	-	5,218
Total variable rate	$ 375,904	$ 336,325	$ 62,201	$ 774,430
Fixed Rate:				
Construction and development	$ 28,594	$ 40,781	$ 3,558	$ 72,933
Commercial	11,026	12,580	18,150	41,756
Commercial mortgage	11,289	32,152	22,089	65,530
Residential mortgage	16,487	29,576	16,944	63,007
Installment and other loans	1,350	3,762	2,963	8,075
Total fixed rate	$ 68,746	$ 118,851	$ 63,704	$ 251,301
Total	$ 444,650	$ 455,176	$ 125,905	$ 1,025,731

Investments

The investment portfolio plays a role in the management of interest rate sensitivity of the Company and generates interest income. In addition, the portfolio serves as a source of liquidity and is used as needed to meet collateral requirements. The table below presents information pertaining to the composition of the securities portfolio. At year end 2008, 2007 and 2006, investment securities totaled $7.1 million, $7.4 million and $7.7 million, respectively.

Table 8: Composition of Investments

	December 31,		
(in thousands)	2008	2007	2006
Securities available for sale (1):			
U. S. Government and agency securities	$ 5,561	$ 5,539	$ 5,495
Mortgage-backed securities	521	624	786
State and municipal securities	779	780	925
	6,861	6,943	7,206
Securities held to maturity (2):			
Mortgage-backed securities	191	241	289
State and municipal securities	-	191	181
	191	432	470
Total investment securities	$ 7,052	$ 7,375	$ 7,676

(1) Carried at fair value.
(2) Carried at cost, adjusted for amortization of premium or accretion of discount using the interest method.

In managing the investment securities portfolio, management's philosophy has been to provide the maximum return over the long term on funds invested while giving consideration to risk and other corporate objectives. During periods of increasing interest rates, the market value of the investment portfolio declines in relation to book value. During periods of declining interest rates, the opposite is true.

Decisions to acquire investments of a particular type are based on an assessment of economic and financial conditions, including interest rate risk, liquidity, capital adequacy, the type of incremental funding available to support such assets and an evaluation of alternative loan or investment instruments.

Investment securities are purchased with the ability to hold until maturity and with the intent to hold for the foreseeable future. Management re-evaluates asset and liability strategies when economic and financial conditions fluctuate in a magnitude that might adversely impact the Company's overall interest rate risk, liquidity or capital adequacy positions. Re-assessment may alter management's intent to hold certain securities for the foreseeable future and result in repositioning a portion of the investment portfolio. Often, security sales are required to implement a change in strategy.

Management views the portfolio as diversified among several market sectors as summarized below:

Sector	%
Municipals	11.1%
Fixed Agency	78.7%
Floating MBS	6.0%
Floating CMO	3.2%
Fixed MBS	0.8%
Fixed CMO	0.2%
	100.0%

The following table presents information on the maturities and weighted average yields of the Company's investment securities at December 31, 2008. The weighted average yields are calculated on the basis of book value of the investment securities and on the interest income of the investments adjusted for amortization of premium and accretion of discount.

Table 9: Investment Maturities and Yields

(dollars in thousands)	December 31, 2008					
	Held to Maturity			Available for Sale		
	Amortized Cost	Fair Value	Weighted Average Yield	Amortized Cost	Fair Value	Weighted Average Yield
U.S. Government and agency:						
Within one year	$ -	$ -	-	$ 3,502	$ 3,539	3.87%
After one year to five years	-	-	-	1,998	2,022	4.13%
After five years through ten years	-	-	-	-	-	-
After ten years	-	-	-	-	-	-
Total	-	-	-	5,500	5,561	3.96%
Mortgage-backed:						
Within one year	2	2	2.22%	13	14	7.11%
After one year to five years	155	155	5.56%	273	266	4.81%
After five years through ten years	34	33	5.08%	239	238	2.81%
After ten years	-	-	-	3	3	4.99%
Total	191	190	5.43%	528	521	3.96%
State and municipal:						
Within one year	-	-	-	350	353	4.58%
After one year to five years	-	-	-	174	176	4.60%
After five years through ten years	-	-	-	250	250	4.55%
After ten years	-	-	-	-	-	-
Total	-	-	-	774	779	4.57%
Total securities	$ 191	$ 190	5.43%	$ 6,802	$ 6,861	4.03%

As of December 31, 2008, the overall portfolio has a yield of 4.96%, on a fully taxable equivalent basis. The portfolio has a weighted average repricing term of 0.9 years; 90.9% of total holdings are invested in fixed rate securities; and 97.3% of the portfolio is categorized as available for sale. As of December 31, 2008, the total portfolio, including both held to maturity and available for sale investments, currently contained an unrealized gain of $57.5 thousand.

Fixed agency holdings total $5.5 million par value, or 78.7% of the total holdings, and have a taxable equivalent yield to the effective maturity date of 3.96%. Municipal holdings total $775.0 thousand par value, or 11.1% of total holdings, and have a taxable equivalent yield to the effective maturity date of 6.62%. Management believes that the overall portfolio has good credit quality, as most issues are rated Aaa by Moody's. The Company has two municipal holdings with a total par value of $470.0 thousand that have been rated Baa1 by Moody's and therefore considered to be medium-grade and subject to moderate credit risk. Both holdings are general obligation bonds and backed by the full faith and credit of the municipality that issued them. The average duration date of the fixed agency and municipal portfolios is approximately 1.0 and 0.3 years, respectively.

Management frequently assesses the performance of the investment portfolio to ensure its yield and cash flow performances are consistent with the broad strategic plan of the Company. Flexibility is one of the hallmarks of the Company's ability to meet the banking needs of its customers.

SOURCES OF FUNDS

Deposits

The Company's predominant source of funds is depository accounts. The Company's deposit base, which is provided by individuals and businesses located within the communities served, is comprised of demand deposits, savings and money market accounts, and time deposits. The Company's balance sheet growth is largely determined by the availability of deposits in its markets, the cost of attracting the deposits and the prospects of profitably utilizing the available deposits by increasing the loan or investment portfolios.

Total deposits reached a record $763.0 million as of December 31, 2008, an increase of 33.3% or $190.7 million over 2007. This is a continuation of the growth experienced in 2007 of $85.1 million or 17.5% to $572.3 million. Noninterest-bearing demand deposits increased $6.0 million or 14.6% during 2008 following a decrease of $1.8 million or 4.2% during 2007. Interest-bearing demand deposits decreased $12.4 million or 16.0% during 2008 following a decrease of $2.3 million or 2.9% during 2007. Savings deposits increased $101.9 thousand or 1.6% during 2008 following a decrease of $866.0 thousand or 12.1% during 2007. The overall decline in demand and savings deposits is primarily attributable to the low interest rate environment which has caused a shift from the lower priced deposits into time deposits, a higher paying deposit. Management believes the overall growth in deposits is a result of the Company's competitive interest rates on all deposit products, new branch locations, special deposit promotions and product enhancements, as well as the Company's continued marketing efforts. Included in time deposits less than $100,000 as of December 31, 2008, 2007 and 2006 are $362.7 million, $160.5 million and $117.2 million, respectively, in broker certificates of deposits. The interest rates paid on these deposits are consistent, if not lower, than the market rates offered in our local area. Also included in time deposits less than $100,000 as of December 31, 2008 is $4.7 million in CDARS (Certificate of Deposit Account Registry Service) deposits.

Interest rates paid on specific deposit types are set by management and are determined based on (i) the interest rates offered by competitors, (ii) anticipated amount and timing of funding needs, (iii) availability of and cost of alternative sources of funding and (iv) anticipated future economic conditions and interest rates. Customer deposits are attractive sources of liquidity because of their stability, cost and the ability to generate fee income through the cross-sale of other services to the depositors. The Company will continue funding assets with deposit liability accounts and focus upon core deposit growth as its primary source of liquidity and stability.

The breakdown of deposits at December 31 for the three previous years is shown in the following table.

Table 10: Deposits by Classification

	December 31,					
	2008		2007		2006	
(dollars in thousands)	Balance	%	Balance	%	Balance	%
Noninterest-bearing demand deposits	$ 47,259	6.19%	$ 41,233	7.20%	$ 43,045	8.84%
Interest-bearing demand deposits	65,312	8.56%	77,750	13.59%	80,080	16.44%
Savings deposits	6,406	0.84%	6,304	1.10%	7,170	1.47%
Time deposits:						
Less than $100,000	530,303	69.50%	330,919	57.82%	266,926	54.79%
$100,000 or more	113,726	14.91%	116,090	20.29%	89,954	18.46%
	$ 763,006	100.00%	$ 572,296	100.00%	$ 487,175	100.00%

Table 11: Maturities of Time Deposits $100,000 or More at December 31, 2008

(in thousands)	Amount
3 months or less	$ 19,031
Over 3 through 12 months	47,978
Over 12 months	46,717
Total	$113,726

Borrowings

The Company's ability to borrow funds through nondeposit sources provides additional flexibility in meeting the liquidity needs of customers while enhancing its cost of funds structure.

Purchased liabilities are composed of federal funds purchased, advances from the FHLB of Atlanta, advances from the Federal Reserve Discount Window, certificates of deposit of $100.0 thousand and over (large CDs) and broker certificates of deposits. The strong loan demand experienced over the last several years outpaced the Company's increase in core deposits, and as a result purchased funds at December 31, 2008 equaled $660.8 million compared to $401.1 million in 2007, and $301.1 million in 2006. See Notes 7 and 8 to Consolidated Financial Statements for additional disclosures related to borrowing arrangements.

On November 30, 2005, $20 million of trust preferred securities were placed through Commonwealth Bankshares Capital Trust II. The trust issuer has invested the total proceeds from the sale of the Trust Preferred in Junior Subordinated Deferrable Interest Debentures (the "Junior Subordinated Debentures") issued by the Parent. The trust preferred securities pay cumulative cash distributions quarterly at an annual fixed rate equal to 6.265% through the interest payment date in December 2010 and a variable rate per annum, reset quarterly, equal to LIBOR plus 1.40%, thereafter. The dividends paid to holders of the trust preferred securities, which are recorded as interest expense, are deductible for income tax purposes. The trust preferred securities are redeemable on or after December 30, 2010, in whole or in part. Redemption is mandatory at December 30, 2035. The Parent has fully and unconditionally guaranteed the trust preferred securities through the combined operation of the debentures and other related documents. The Parent's obligation under the guarantee is unsecured and subordinate to senior and subordinated indebtedness of the Parent.

Noninterest Income

Total noninterest income decreased in 2008 to $4.9 million, a decrease of $316.5 thousand or 6.1% from the $5.2 million reported in 2007. Total noninterest income increased $121.8 thousand or 2.4% in 2007 and $1.2 million or 30.0% in 2006. The overall increase in noninterest income as it relates to service charges and fees are in line with the Company's objective of increasing the share of income from noninterest sources to reduce its traditional dependence on the net interest margin. Service charges on deposit accounts increased 35.8% in 2008, decreased 2.2% in 2007 and decreased 5.5% in 2006. Included in service charges on deposit accounts as of December 31, 2008, 2007 and 2006 were $1.2 million, $792.9 thousand and $819.7 thousand in non-sufficient funds ("NSF") fees. Other service charges and fees increased 23.6% in 2008, increased 26.5% in 2007 and decreased 1.6% in 2006. Included in other service charges and fees as of December 31, 2008, 2007 and 2006 were $408.9 thousand, $344.0 thousand and $252.1 thousand in ATM fee income. The increases in ATM fee income are the result of the expansion of our branch and ATM networks as well as the record increases in deposits and the corresponding number of deposit accounts.

Revenues from Executive Title Center contributed $806.4 thousand, $810.1 thousand and $899.2 thousand to noninterest income during 2008, 2007 and 2006, respectively. Revenues from Commonwealth Financial Advisors, LLC contributed $257.8 thousand, $857.2 thousand and $700.0 thousand to noninterest income during 2008, 2007 and 2006, respectively. Also, included in noninterest income are revenues from the mortgage company which contributed $1.1 million, $1.5 million and $1.6 million to noninterest income for the years ended December 31, 2008, 2007 and 2006, respectively. Revenues from each of the above mentioned subsidiaries were down this year due to the slowing economy and the weak housing market.

Noninterest Expense

Noninterest expense represents the overhead expenses of the Company. One of the core operating principles of management continues to be the careful monitoring and control of these expenses. Total noninterest expense increased to $20.4 million in 2008 or 0.1% following increases of 19.8% and 34.3% in 2007 and 2006, respectively. The ratio of noninterest expense to average total assets was 2.13%, 2.63% and 2.63% for the years ended December 31, 2008, 2007 and 2006, respectively. Cost associated with handling our substantial asset and liability growth resulted in increases to almost every component of noninterest expense.

A key measure of overhead is the operating efficiency ratio. The operating efficiency ratio is calculated by dividing noninterest expense by net bank revenue on a tax equivalent basis. Efficiency gains can be achieved by controlling costs and generating more diverse and higher levels of noninterest revenues along with increasing our margins. The Company's efficiency ratio (tax equivalent basis) was 52.66% for the year ended December 31, 2008, compared to 51.96% in 2007 and 48.16% in 2006.

Salaries and employee benefits, the largest component of noninterest expense, decreased by 11.3% in 2008 following an increase of 18.3% in 2007 and 32.6% in 2006. The decrease in salaries and employee benefits was the result of a reversal of accrued expenses for the 2008 based incentive payments. Because the Company did not reach several of its 2008 performance goals, the related incentive expense was adjusted accordingly. This was offset by annual merit increases, the addition of several new positions during 2006, 2007 and 2008, including the staff needed for the new branch opened in the second quarter of 2006, the six new branches added in 2007 and the four new branches added in 2008, and increase in certain employee benefit costs experienced in each year. The Company is currently servicing a record number of deposit and loan accounts. To support this growth, along with the legislation and requirements relating to the Sarbanes-Oxley Act, the Bank Secrecy Act, the Patriot Act, the Fair Credit Reporting Act, the Gramm Leach Bliley Act, and others, the Company had to deploy significant resources including additional employees who can devote the time and attention necessary to ensure ongoing compliance with each of these important policies. Salaries and benefit costs associated with the mortgage company were $943.9 thousand, $1.2 million and $1.3 million for the years ended December 31, 2008, 2007 and 2006, respectively. Salaries and benefit costs associated with the title company were $326.1 thousand, $317.8 thousand and $309.5 thousand for the years ended December 31, 2008, 2007 and 2006, respectively. Salaries and benefit costs associated with the investment company were $234.6 thousand, $683.2 thousand and $495.1 thousand for the years ended December 31, 2008, 2007 and 2006, respectively. Occupancy expense increased by 48.2% in 2008 following an increase of 51.2% in 2007 and 53.1% in 2006. The increases can be attributable to the opening of the new branch in the second quarter of 2006, the six new branches opened in 2007, the four new branches opened in 2008, the improvements to several of the branch facilities; the cost of which qualified for capitalization and the occupancy cost associated with the mortgage, title and investment companies. Other noninterest operating expenses, which include a grouping of numerous transactions relating to normal banking operations, decreased $208.9 thousand or 3.7% in 2008, compared to an increase of $661.4 thousand or 13.4% in 2007, and an increase of $1.4 million or 38.5% in 2006. The major part of this decrease is the reduction of the Company's investment in an extensive multimedia advertising campaign utilizing billboards, radio and newspaper to promote and reinforce its presence throughout Southside Hampton Roads during 2007 and 2006. As a cost cutting measure, advertising and marketing expense decreased by 72.4% in 2008, following increases of 22.0% in 2007 and 46.4% in 2006. This decrease in 2008 was offset by increases to Bank Franchise Taxes and FDIC Insurance. Bank Franchise Tax, which is based largely on outstanding equity at year end, has increased 30.1%, 8.1% and 69.1% for 2008, 2007 and 2006, respectively as a result of our increased equity due to our earnings and capital the Company raised during the last several years. FDIC Insurance has increased 453.2%, 43.0% and 30.7% for 2008, 2007 and 2006, respectively. See "Regulation and Supervision" for more information about applicable FDIC insurance coverage and expense.

Income Taxes

The Company recorded an income tax benefit of $1.9 million in 2008 compared to income tax expense of $5.9 million and $5.4 million in 2007 and 2006, respectively. The Company's effective tax rate for the years ended December 31, 2008, 2007 and 2006 was 33.9%, 34.6% and 34.8%, respectively. For more information on Income Tax Expense, see Note 13 of the Consolidated Financial Statements included as Exhibit 99.1 of this Form 10-K.

Dividends and Dividend Policy

The Company's Board of Directors determines the amount of and whether or not to declare dividends. Such determinations by the Board take into account the Company's financial condition, results of operations and other relevant factors. The Company's only source of funds for cash dividends are dividends paid to the Company by the Bank.

In April 1999, the Company's Board of Directors approved a Dividend Reinvestment and Stock Purchase Plan. Shares purchased from the Company with reinvested dividends are issued at a five percent (5%) discount from the market value. The plan also permits optional cash payments up to $20.0 thousand per quarter for the purchase of additional shares of common stock. These shares are issued at market value, without incurring brokerage commissions.

Based on the Company's strong capital and solid foundation for the year ended December 31, 2008, the Company paid out quarterly cash dividends for a total of $0.32 per share or a 14.3% increase over the year ended December 31, 2007. On February 29, May 30, August 29 and November 28, the Company paid a $0.08 cash dividend. In 2007, the Company paid a $0.06 cash dividend on February 28 and May 31, and increased the dividend 33.3% to $0.08, which was paid on August 31 and November 30 for a total of $0.28 per share paid out in 2007, an increase of 40.6% over 2006. In 2006, the Company paid a $0.0495 cash dividend on February 28 and May 31, and increased the dividend 1.0% to $0.05, which was paid on August 31 and November 30 for a total of $0.1991 per share paid out in 2006, an increase of 14.7% over 2005.

Capital Resources and Adequacy

Total stockholders' equity at December 31, 2008 decreased 6.2% to $106.4 million compared to $113.4 million at December 31, 2007. During 2007, stockholders' equity increased 9.9% from the $103.2 million at December 31, 2006. Contributing to the decrease in 2008 was our loss of $3.7 million and the $2.1 million of common stock repurchased by the Company. Contributing to the increase in 2007 was our record earnings of $11.2 million. Contributing to the increase in 2006 was our strong earnings of $10.1 million and the $27.5 million in additional capital raised by the Company through a private placement which issued 1,163,461 shares of newly issued Company common stock at a price of $23.64 per share.

The Federal Reserve, the Office of the Controller of the Currency and the FDIC have issued risk-based capital guidelines for U.S. banking organizations. These guidelines provide a capital framework that is sensitive to differences in risk profiles among banking companies. Risk-based capital ratios are another measure of capital adequacy. On October 26, 2006, the Parent generated $27.5 million in new regulatory capital through the private placement of its common stock. Under Federal Reserve Bank rules, the Company and the Bank were considered "well capitalized," the highest category of capitalization defined by the regulators as of December 31, 2008. The Bank's risk-adjusted capital ratios at December 31, 2008, were 10.43% for Tier 1 and 11.71% for total capital, well above the required minimums of 4.0% and 8.0%, respectively. These ratios are calculated using regulatory capital (either Tier 1 or total capital) as the numerator and both on and off-balance sheet risk-weighted assets as the denominator. Tier 1 capital consists primarily of common equity less goodwill and certain other intangible assets. Total capital adds certain qualifying debt instruments and a portion of the allowance for loan losses to Tier 1 capital. One of four risk weights, primarily based on credit risk, is applied to both on and off-balance sheet assets to determine the asset denominator.

In order to maintain a strong equity capital position and to protect against the risks of loss in the investment and loan portfolios and on other assets, management will continue to monitor the Bank's capital position. Several measures have been or will be employed to maintain the Bank's capital position, including but not limited to:

- Continuing its efforts to return all non-performing assets to performing status;
- Monitoring the Bank's growth; and
- Continued utilization of its formal asset/liability policy.

Once again, it should be noted that the Bank's capital position has always exceeded and continues to exceed the minimum standards established by the regulatory authorities.

Liquidity

Bank liquidity is a measure of the ability to generate and maintain sufficient cash flows to fund operations and to meet financial obligations to depositors and borrowers promptly and in a cost-effective manner. Asset liquidity is provided primarily by maturing loans and investments, and by cash received from operations. Other sources of asset liquidity include readily marketable assets, especially short-term investments, and long-term investment securities that can serve as collateral for borrowings. On the liability side, liquidity is affected by the timing of maturing liabilities and the ability to generate new deposits or borrowings as needed.

The Company maintains a liquid portfolio of both assets and liabilities and attempts to mitigate the risk inherent in changing rates in this manner. Cash, interest bearing deposits in banks, federal funds sold and investments classified as available for sale totaled $18.5, $16.3 and $20.2 million as of December 31, 2008, 2007 and 2006, respectively. To provide liquidity for current ongoing and unanticipated needs, the Company maintains a portfolio of marketable investment securities, and structures and monitors the flow of funds from these securities and from maturing loans. The Company maintains access to short-term funding sources as well, including a federal funds line of credit with its correspondent banks up to $45.0 million, the ability to borrow from the Federal Reserve Discount Window up to $226.2 million and from the Federal Home Loan Bank of Atlanta up to $167.5 million. As a result of the Company's management of liquid assets, and the ability to generate liquidity through liability funding, including the use of broker certificates of deposit, management believes that the Company maintains overall liquidity sufficient to satisfy its depositor's requirements and to meet customers' credit needs.

The Company's Asset/Liability Management Committee ("ALCO") is responsible for formulating liquidity strategies, monitoring performance based on established objectives and approving new liquidity initiatives. ALCO's overall objective is to optimize net interest income within the constraints of prudent capital adequacy, liquidity needs, the interest rate and economic outlook, market opportunities and customer requirements. General strategies to accomplish this objective include maintaining a strong balance sheet, achieving solid core deposit growth, taking on manageable interest rate risk and adhering to conservative financial management on a daily basis. These strategies are monitored regularly by ALCO and reviewed periodically with the Board of Directors.

Off-Balance Sheet Arrangements and Other Contractual Obligations

To meet the financing needs of customers, the Company is a party, in the normal course of business, to financial instruments with off-balance-sheet risk. These financial instruments include commitments to extend credit, commitments to sell loans and standby letters of credit. For further information on off-balance commitments see Note 22 - Financial Instruments with Off-Balance Sheet Risk, in the Consolidated Financial Statements included as Exhibit 99.1 of this Form 10-K.

The following table summarizes the Company's significant contractual obligations, contingent obligations and certain other off-balance sheet commitments outstanding as of December 31, 2008:

Table 12: Contractual Obligations

	Payments due by period				
(in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	$ 18,682	$ 1,834	$ 3,369	$ 3,285	$ 10,194
Other liabilities on balance sheet under GAAP:					
Federal Home Loan Bank advances	112,496	112,496	-	-	-
Federal Reserve Discount Window advances	16,600	16,600	-	-	-
Trust preferred capital notes	20,619	-	20,619	-	-
Long-term debt	55,296	5,026	52	218	50,000
Off-balance sheet commitments:					
Standby letters of credit	9,182	5,007	4,155	20	-
Commitments to extend credit	64,219	64,219	-	-	-
Total contractual obligations	$ 297,094	$ 205,182	$ 28,195	$ 3,523	$ 60,194

Inflation

The Company carefully reviews Federal Reserve monetary policy in order to ensure an appropriate position between the cost and utilization of funds.

The effect of changing prices on financial institutions is typically different than on non-banking companies since virtually all of the Company's assets and liabilities are monetary in nature. In particular, interest rates are significantly affected by inflation, but neither the timing nor the magnitude of the changes is directly related to price level indices. Accordingly, management believes the Company can best counter inflation over the long-term by managing net interest income and controlling net increases in noninterest income and expenses.

Critical Accounting Policies

Certain critical accounting policies affect the more significant judgments and estimates used in the preparation of the consolidated financial statements. The Company's most critical accounting policy relates to the Company's allowance for loan losses, which reflects the estimated losses resulting from the inability of the Company's borrowers to make required loan payments. If the financial condition of the Company's borrowers were to deteriorate resulting in an impairment of their ability to make payments, the Company's estimates would be updated and additional provisions for loan losses may be required. Further discussion of the estimates used in determining the allowance for loan losses is contained in Note 1 to Consolidated Financial Statements.

Recent Accounting Pronouncements

On February 15, 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115* ("SFAS 159"), which permits companies to choose to measure many financial instruments and certain other items at fair value. The objective of SFAS 159 is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently. The Company adopted SFAS 159 effective January 1, 2008, as required, but has not elected to measure any permissible items at fair value. As a result, the adoption of SFAS 159 did not have any impact on the Companys' financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* ("Statement 141R"). Statement 141R significantly changes the way companies account for business combinations and will generally require more assets acquired and liabilities assumed to be measured at their acquisition-date fair value. Under Statement 141R, legal fees and other transaction-related costs are expensed as incurred and are no longer included in goodwill as a cost of acquiring the business. Statement 141R also requires, among other things, acquirers to estimate the acquisition-date fair value of any contingent consideration and to recognize any subsequent changes in the fair value of contingent consideration in earnings. In addition, restructuring costs the acquirer expected, but was not obligated to incur, will be recognized separately from the business acquisition. This accounting standard is effective for fiscal years beginning on or after December 15, 2008. The Company is currently evaluating the impact of Statement 141R on its financial statements.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51* ("Statement 160"). Statement 160 requires all entities to report noncontrolling interests in subsidiaries as a separate component of equity in the consolidated financial statements. Statement 160 establishes a single method of accounting for changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation. Companies will no longer recognize a gain or loss on partial disposals of a subsidiary where control is retained. In addition, in partial acquisitions, where control is obtained, the acquiring company will recognize and measure at fair value 100 percent of the assets and liabilities, including goodwill, as if the entire target company had been acquired. This accounting standard is effective for fiscal years beginning on or after December 15, 2008. The Company is currently evaluating the impact of Statement 160 on its financial statements.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133* ("Statement 161"). Statement 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. The statement also improves transparency about the location and amounts of derivative instruments in an entity's financial statements; how derivative instruments and related hedged items are accounted for under Statement 133; and how derivative instruments and related hedged items affect its financial position, financial performance, and cash flows. This accounting standard is effective for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is currently evaluating the impact of Statement 161 on its financial statements.

In April 2008, the FASB issued FASB Staff Position No. 142-3, *Determination of the Useful Life of Intangible Assets* ("FSP No. 142-3") to improve the consistency between the useful life of a recognized intangible asset (under SFAS No. 142) and the period of expected cash flows used to measure the fair value of the intangible asset (under SFAS No. 141(R)). FSP No. 142-3 amends the factors to be considered when developing renewal or extension assumptions that are used to estimate an intangible asset's useful life under SFAS No. 142. The guidance in the new staff position is to be applied prospectively to intangible assets acquired after December 31, 2008. In addition, FSP No. 142-3 increases the disclosure requirements related to renewal or extension assumptions. The Company is currently evaluating the impact of FSP No. 142-3 on its financial statements.

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles* ("Statement 162"). Statement 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). This statement is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411 - The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The Company is currently evaluating the impact of Statement 162 on its financial statements.

In May 2008, the FASB issued SFAS No. 163, *Accounting for Financial Guarantee Insurance Contracts—an interpretation of FASB Statement No. 60* ("Statement 163"). Statement 163 requires that an insurance enterprise recognize a claim liability prior to an event of default (insured event) when there is evidence that credit deterioration has occurred in an insured financial obligation. This Statement also clarifies how Statement 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities. This statement is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. The Company is currently evaluating the impact of Statement 163 on its financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company's primary market risk is exposure to interest rate volatility. Fluctuations in interest rates will impact both the level of interest income and interest expense and the market value of the Company's interest earning assets and interest bearing liabilities. Based on the nature of the Company's operations, it is not subject to foreign currency exchange or commodity price risk. The Bank's loan portfolio is concentrated primarily in the Hampton Roads and Northeastern North Carolina areas, including the cities of Norfolk, Virginia Beach, Chesapeake, Portsmouth and Suffolk, Virginia and the Outer Banks of North Carolina and is, therefore, subject to risks associated with these local economies. As of December 31, 2008, the Company does not have any hedging transactions in place such as interest rate swaps or caps.

The primary goal of the Company's asset/liability management strategy is to optimize net interest income while limiting exposure to fluctuations caused by changes in the interest rate environment. The Company's ability to manage its interest rate risk depends generally on the Company's ability to match the maturities and re-pricing characteristics of its assets and liabilities while taking into account the separate goals of maintaining asset quality and liquidity and achieving the desired level of net interest income.

The Company's management, guided by the ALCO, determines the overall magnitude of interest sensitivity risk and then formulates policies governing asset generation and pricing, funding sources and pricing, and off-balance sheet commitments. These decisions are based on management's expectations regarding future interest rate movements, the state of the national and regional economy, and other financial and business risk factors.

The Company uses a variety of traditional and on-balance sheet tools to manage its interest rate risk. Gap analysis, which monitors the "gap" between interest-sensitive assets and liabilities, is one such tool. In addition, the Company uses simulation modeling to forecast future balance sheet and income statement behavior. By studying the effects on net interest income of rising, stable and falling interest rate scenarios, the Company can position itself to take advantage of anticipated interest rate movements, and protect itself from unanticipated interest rate movements, by understanding the dynamic nature of its balance sheet components.

Earnings Simulation Analysis: Management uses simulation analysis to measure the sensitivity of net interest income to changes in interest rates. The model calculates an earnings estimate based on current and projected balances and rates. This method is subject to the accuracy of the assumptions that underlie the process, but it provides a better analysis of the sensitivity of earnings to changes in interest rates than other analysis, such as the static gap analysis. Assumptions used in the model are derived from historical trends, peer analysis and management's outlook. All maturities, calls and prepayments in the securities portfolio are assumed to be reinvested in like instruments. Mortgage loans and mortgage backed securities prepayment assumptions are based on industry estimates of prepayment speeds for portfolios with similar coupon ranges and seasoning. Different interest rate scenarios and yield curves are used to measure the sensitivity of earnings to changing interest rates. Interest rates on different asset and liability accounts move differently when the prime rate changes and are reflected in the different rate scenarios. Many factors affect the timing and magnitude of interest rate changes on financial instruments. Consequently, variations should be expected from the projections resulting from the controlled conditions of the simulation analysis.

The following table represents the interest rate sensitivity on net interest income for the Company for the twelve months following each of the two year ends 2008 and 2007, using different rate scenarios:

Change in Prime Rate	2008 % Change in Net Interest Income	2007 % Change in Net Interest Income
+ 200 basis points	5.68%	6.23%
+ 100 basis points	3.18%	3.33%
- 100 basis points	(4.14%)	(3.35%)
- 200 basis points	(10.04%)	(5.98%)

Market Value Simulation: Market value simulation is used to calculate the estimated fair value of assets and liabilities over different interest rate environments. Market values are calculated based on discounted cash flow analysis. The net market value is the market value of all assets minus the market value of all liabilities. The change in net market value over different rate environments is an indication of the longer term interest rate risk in the balance sheet. Similar assumptions are used in the market value simulation as in the earnings simulation.

The following table reflects the change in net market value over different rate environments:

Change in Prime Rate	2008 % Change in Net Market Value	2007 % Change in Net Market Value
+ 200 basis points	(12.40%)	(4.57%)
+ 100 basis points	(7.96%)	(2.50%)
- 100 basis points	12.90%	2.24%
- 200 basis points	26.53%	2.74%

Item 8. Financial Statements and Supplementary Data

The Company's consolidated financial statements are included with this Form 10-K as Exhibit 99.1. Refer to the index to the Consolidated Financial Statements for the required information.

Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures. The Company, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that as of December 31, 2008, the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that the Company's disclosure controls and procedures will detect or uncover every situation involving the failure of persons within the Company to disclose material information otherwise required to be set forth in the Company's periodic reports.

Management's Report on Internal Control over Financial Reporting. Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance to the Company's management and board of directors regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework.* Based on this assessment, management believes that, as of December 31, 2008, the Company's internal control over financial reporting was effective based on those criteria.

Management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2008 has been audited by Witt Mares, PLC, the independent registered public accounting firm who also audited the Company's consolidated financial statements included in this Annual Report on Form 10-K as Exhibit 99.1. Witt Mares, PLC's attestation report on the effectiveness of the Company's internal control over financial reporting appears on page 1 thereof.

Changes in Internal Control over Financial Reporting. There was no change in the internal control over financial reporting that occurred since the quarter ended December 31, 2008 that has materially affected, or is reasonably likely to materially affect, the internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The Board of Directors

Currently, the Board of the Parent is comprised of ten members who are divided into three classes. These directors serve for the terms of their respective classes, which expire in 2009, 2010 and 2011. The following table sets forth the composition of the Board of Directors.

Class I (Term Expiring in 2010)	Class II (Term Expiring in 2011)	Class III (Term Expiring in 2009)
Morton Goldmeier	Herbert L. Perlin	Edward J. Woodard, Jr., CLBB
William D. Payne, M.D.	Kenneth J. Young	Laurence C. Fentriss
Richard J. Tavss	Thomas W. Moss, Jr.	Raju V. Uppalapati
E. Carlton Bowyer, Ph.D.		

The following paragraphs set forth certain information, as of December 31, 2008, for each of the ten directors of Commonwealth Bankshares, Inc.

Class I
(Term Expiring in 2010)

Morton Goldmeier, 85, has served as President of Hampton Roads Management Associates, Inc., a real estate management company, since 1990. Mr. Goldmeier is also a retired partner of Goodman & Company, LLP, a regional certified public accounting and business advisory firm based in Norfolk, Virginia. Mr. Goldmeier has served as a director of the Parent and the Bank since 1988.

William D. Payne, M.D., 73, retired from Drs. Payne, Ives and Holland, Inc. in 2001. Dr. Payne has served as a director of the Parent and the Bank since 1988.

Richard J. Tavss, 69, has served as Senior Counsel of Tavss Fletcher, Norfolk, Virginia, since 1977. Mr. Tavss has served as a director of the Parent and the Bank since 1988.

E. Carlton Bowyer, Ph.D., 75, served as superintendent of the Virginia Beach School System before retiring in 1991. Dr. Bowyer was employed with the Virginia Beach School System for 31 years. Dr. Bowyer served as a Virginia Beach Advisory Board director prior to becoming a director of the Parent and the Bank in 2001.

Class II
(Term Expiring in 2011)

Herbert L. Perlin, 68, has served as senior partner of Perlin Rossen & Associates LLC, a wealth management group located in Virginia Beach, Virginia, since 1983. Mr. Perlin has served as a director of the Parent since 1988 and as a director of the Bank since 1987.

Kenneth J. Young, 58, has served as President of the Norfolk Tides and Albuquerque Isotopes baseball clubs and Ovations Food Services, since 1996. Mr. Young has served as a director of the Parent and the Bank since 1999.

Thomas W. Moss, Jr., 80, was elected Treasurer of the City of Norfolk in 2001. Mr. Moss was formerly Attorney, President and sole owner of Thomas W. Moss, Jr. PC and a former speaker of the House of Delegates for the Commonwealth of Virginia. Mr. Moss has served as a director of the Parent and the Bank since 1999.

Class III
(Term Expiring in 2009)

Edward J. Woodard, Jr., CLBB, 66, has served as President and Chief Executive Officer of Bank of the Commonwealth since 1973 and as Chairman of the Board since 1988. He has served as Chairman of the Board, President and Chief Executive Officer of Commonwealth Bankshares since 1988. Mr. Woodard is also President and Director of BOC Title of Hampton Roads, Inc., T/A Executive Title Center, BOC Insurance of Hampton Roads, Inc., Community Home Mortgage of Virginia, Inc., T/A Bank of the Commonwealth Mortgage and Commonwealth Financial Advisors, LLC, President of Boush Bank Building Corporation and a general partner in Boush Bank Building Associates. Mr. Woodard has served as a director of the Parent since 1988 and as a director of the Bank since 1973. Mr. Woodard also serves as a director of the FHLB of Atlanta.

Laurence C. Fentriss, 54, has been Managing Partner of CBIA, a private equity fund, since 2006 and President and CEO of Acquiror, Inc., an investment company, since 1996. Past President, Anderson and Strudwick Investment Corporation, parent of Anderson and Strudwick, Inc., a full service brokerage and investment banking firm, and formerly co-founder of Baxter, Fentriss and Company, an investment banking firm. Mr. Fentriss has served as a director of the Parent and the Bank since 2001. Mr. Fentriss also serves as a director of ICB Financial in Ontario, California.

Raju V. Uppalapati, 46, has been the Chairman and CEO of RAVA Group since 2002. Mr. Uppalapati has been a partner of BD & A Realty & Construction, Inc., one of the largest Real Estate Developers in Eastern North Carolina since 1998 and has served as its CEO since 2003. In addition, he is the founder of several successful business start-ups involved in real estate, hospitality, financial, and technology sectors. Mr. Uppalapati has served as a director of the Parent and the Bank since September 2007.

Executive Officers of Commonwealth Bankshares, Inc. and Bank of the Commonwealth

In addition to Mr. Woodard, the following individuals serve as executive officers of the Company.

Cynthia A. Sabol, CPA, 46, assumed the role of Executive Vice President, Chief Financial Officer and Secretary of the Parent and Bank in February 2004. Ms. Sabol is also Director, Vice President, Secretary and Treasurer of BOC Title of Hampton Roads, Inc., T/A Executive Title Center, BOC Insurance of Hampton Roads, Inc., and Commonwealth Financial Advisors, LLC and Director, Vice President and Treasurer of Community Home Mortgage of Virginia, Inc., T/A Bank of the Commonwealth Mortgage. Prior to joining the Bank, she worked at Hampton Roads Bankshares, Inc., a community bank located in Norfolk, Virginia, as Senior Vice President and Chief Financial Officer for ten years and as an executive with Ernst and Young, a public accounting firm, for nine years. Ms. Sabol is a certified public accountant and received a Bachelor of Science degree from the State University of New York at Albany.

Simon Hounslow, 44, Executive Vice President and Chief Lending Officer has been with the Bank since 1989. In December 2004, he was promoted from Senior Vice President to Executive Vice President and Chief Lending Officer. Mr. Hounslow has over 19 years in the banking industry, specializing in commercial, consumer and construction lending.

Stephen G. Fields, 45, joined the Company in December 2003 as Senior Vice President and Commercial Loan Officer. Mr. Fields is also Director, Vice President and Secretary of Community Home Mortgage of Virginia, Inc., T/A Bank of the Commonwealth Mortgage. In December 2004, he was promoted to Executive Vice President and Commercial Loan Officer. Mr. Fields has 14 years in the banking industry concentrating in commercial, consumer and construction lending. Prior to joining the Bank, Mr. Fields worked at Bank of Hampton Roads, as Senior Vice President and Commercial Loan Officer for nine years. Mr. Fields also worked six years as an examiner with the Federal Reserve Bank of Richmond.

Section 16(a) Beneficial Ownership Reporting Compliance

Section l6(a) of the Exchange Act requires directors, executive officers and persons who beneficially own more than 10.0% of the Company's common stock to file initial reports of ownership and reports of changes in beneficial ownership with the SEC. Such persons are also required to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on a review of the copies of such forms furnished to the Company, or written representations that no other reports were required, the Company believes that all Section 16 filing requirements applicable to its directors, officers and greater than 10.0% beneficial owners were complied with in 2008.

Code of Ethics

We have adopted a Code of Ethics and Personal Conduct that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. We will either post this Code on our Internet website at www.bankofthecommonwealth.com or, if not so posted, provide a copy of the Code to any person without charge upon written request to Cynthia A. Sabol, Executive Vice President and Chief Financial Officer, Commonwealth Bankshares, Inc., 403 Boush Street, Norfolk, VA 23510. We intend to provide any required disclosure of any amendment to or waiver from the Code that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on www.bankofthecommonwealth.com promptly following the amendment or waiver. We may elect to disclose any such amendment or waiver in a report on Form 8-K filed with the SEC either in addition to or in lieu of the website disclosure. The information contained on or connected to our Internet website is not incorporated by reference into this report and should not be considered part of this or any other report that we file with or furnish to the SEC.

Audit Committee and Audit Committee Financial Expert

The Company's Board has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee of the Board of Directors is composed of five non-employee directors. During 2008 and currently, the members of the Audit Committee are Morton Goldmeier, Thomas W. Moss, Jr., E. Carlton Bowyer, Ph.D., Herbert L. Perlin and Kenneth J. Young. The Board has determined that Morton Goldmeier, Chairman of the Audit Committee, is an audit committee financial expert as defined by Item 407(d)(5)(ii) of Regulation S-K and that each member of the Audit Committee is independent within the meaning of Rule 4200(a)(15) of the Marketplace Rules of the NASDAQ and Rule 10A-3 under the Exchange Act.

Item 11. Executive Compensation

Compensation Discussion and Analysis

Overview of Compensation Program

The Personnel/Compensation Committee (the "Committee") assists the Board of Directors in administering the policies governing the annual compensation paid to executive officers. The goal of the Committee is to motivate executives to achieve a range of performance consistent with the Company's strategic and business plans approved by the Board of Directors while insuring that the financial costs of current or proposed compensation and benefit programs are reasonable and consistent with industry standards and shareholder interests. The Committee is comprised of five non-employee directors, William D. Payne, M.D., Chairman, E. Carlton Bowyer, Ph.D., Thomas W. Moss, Jr., Kenneth J. Young and Raju V. Uppalapati, each of whom is independent under the NASDAQ listing standards.

Compensation Philosophy

The Company's executive compensation programs are designed to attract, motivate and retain executive talent with the skills, experience, motivation and commitment needed to optimize long-term shareholder value in a competitive environment. The executive compensation programs adopted by the Committee reflect the Committee's belief that employee performance and achievement will result in long-term economic benefits to the Company, and that they will support the goal of increasing long-term shareholder value by achieving specific financial and strategic objectives.

The Company's executive compensation programs are designed to:

- provide levels of base compensation that are competitive geographically and with comparable companies;
- provide annual incentive compensation that varies in a consistent manner with the achievement of individual performance objectives and financial results of the Company without unreasonable risk-taking; and
- provide long-term incentive compensation that focuses executive efforts on building long-term shareholder value through meeting longer-term financial and strategic goals.

Compensation Program Components and Process

Elements of compensation for our executives include: salary, bonus, equity incentive awards, health, disability and life insurance, deferred supplemental compensation and perquisites. In designing and administering the Company's executive compensation programs, the Committee attempts to strike an appropriate balance among these various elements, each of which is discussed in detail below. The Committee believes that executive compensation should be closely tied to financial and operational performance of the Company, as well as to the individual performance and responsibility level of the executives. The Committee also believes that executive compensation should contain an equity based component in order to more closely align executive interests with those of shareholders.

Executive compensation is set at the regularly scheduled fall meeting of the Committee. The Chief Executive Officer does not make recommendations regarding or participate in the review of his compensation. With respect to the Company's other executive officers, the Committee considers salary and incentive recommendations prepared by the Chief Executive Officer to establish compensation. Following extensive review and approval by the Committee, all issues pertaining to executive compensation are submitted to the full Board of Directors for its approval.

The Committee primarily utilizes publicly available professional compensation surveys and labor market studies, including the Virginia Bankers Association's Annual Executive Compensation and Benefits Survey, to make informed decisions regarding pay and benefit practices. Surveys prepared by management are also used to periodically ensure that the Company is maintaining its labor market competitiveness. The Company also reviews the executives' salaries and benefits with those of executives in comparable positions within businesses of a similar size in the Company's marketplace. While the Company does not set compensation at set percentage levels compared to the market, the Committee does seek to provide salary, incentive compensation opportunity and employee benefits that fall within the average practice of the Company's competitors and the labor markets in which it participates, with the potential for higher than average compensation when the Company or the executive exceeds their performance goals.

Base Salary

Using the data obtained in the salary surveys, base pay for the Company's executives is established based on the scope of their responsibilities, performance and the applicable competitive market compensation paid by other companies for similar positions. The subjective decisions regarding the amount and mix of compensation elements are primarily based upon an assessment of each executive's leadership, performance and potential to enhance long-term shareholder value. Key factors include: the executive's contribution to the Company's financial results, and the executive's effectiveness in leading initiatives to increase long-term shareholder value, productivity and revenue growth. The Committee decided that each of the named executive officers ("NEO's") warranted a salary increase for 2008.

Performance Bonus

The Company maintains a management incentive cash bonus program to reward superior performance for the year. Executive bonuses are paid based on an evaluation of each executive's current year performance, taking into consideration the Committee's assessment of the overall financial, market and competitive performance of the Company and, for the commercial loan officers, their loan productivity and profitability levels. Cash bonuses are typically paid at the end of the fiscal year based on performance through the end of October of said year.

In establishing the Chief Executive Officer and Chief Financial Officer bonuses, in addition to the above, the Committee considers the level of and/or increases in return on average assets and return on average equity without encouraging short-term profitability through unreasonable risk-taking or a deterioration of long-term asset quality; consideration of individual as well as combined measures of progress of the Company including the quality of the loan and investment portfolio, desirable changes in capital ratios, the overall growth of the Company, the improvement of market share, the improvement in book value per share, the improvement in earnings per share, the level of non-performing loans, other real estate owned and other objectives as may be established by the Board of Directors; the SCC and Federal Reserves' CAMELS ratings; and the compensation and benefit levels of comparable positions at peer institutions within the financial services industry operating in Virginia. There is no minimum or maximum bonus opportunity for the Chief Executive Officer and the Chief Financial Officer. The Committee determines the amount of the cash bonus based on its evaluation of all of these factors with no minimum target or maximum award in mind.

The executive commercial loan officers' annual bonuses are set as a percentage of base salary and are tied to the achievement of several targets. The maximum potential bonus an executive commercial loan officer may be awarded is 50% of his base salary. The payout percentage is based on the officer's average outstanding loan volume under management at the end of October of each year subject to increase or decrease based on satisfaction of the factors below. For every $2 million increase in average loan volume above the base volume of $10 million, the bonus will increase by 1% of the officer's base salary beginning at 1%. In order to achieve the maximum bonus payout several factors will be considered: the Company must achieve certain profitability and performance levels which are set at the beginning of each year by the Committee; the credit quality of the commercial loan officer's individual portfolio must be acceptable in the opinion of and based solely on the judgment of the President and Chief Executive Officer, the Chief Credit Officer and the Committee; and management of the commercial loan officer's loan portfolio regarding quality of loan write-ups, monitoring collateral and financial statement exceptions, monitoring past due loans and monitoring maturity issues, must be up to established Company standards and deemed acceptable by the President and Chief Executive Officer, Chief Credit Officer and the Committee. If the above goals are not met or performance is not in line with established Company standards, the bonus level, if any, awarded to the executive commercial loan officer is at the sole discretion of the Committee. Because the performance goals for 2008 were not met, no bonus awards were paid under the management incentive cash bonus program for 2008.

Equity Incentive Awards

The Company utilizes long-term equity incentive awards to promote the success of the Company and enhance its value by providing motivation for outstanding performance and employment longevity through linking the long-term personal interest of participants to those of the Company's shareholders. The 2005 Stock Incentive Plan was approved by the shareholders at the Annual Meeting of Shareholders held on June 28, 2005 and provides for the issuance of restricted stock awards, stock options in the form of incentive stock options and non-statutory stock options, stock appreciation rights and other stock-based awards to employees and directors of the Company.

For the past several years, the Company has granted stock options as its only form of equity compensation. The Committee annually submits a recommendation in November to the Company's Board of Directors regarding whether awards should be made for the fiscal year, and if so, the amount of award to be made to each participant. The total value of the awards and their effect on shareholder dilution is considered in determining the total amount of awards to be made for each fiscal year. Annual awards are generally made to individuals at the end of each fiscal year. These grants are made by the Board, based on recommendations submitted to the Committee by the Company's Chief Executive Officer, except for his award which is determined by the Committee, based on the executive's contribution to the success of the Company, taking into consideration competitive grant levels and total options granted as a percentage of shares outstanding. Each grant is designed to align the long-term interests of the executive with those of the shareholders.

All awards of stock options under the aforementioned program are made at or above the market price at the time of the award. In granting these awards, the Committee may establish any conditions or restrictions it deems appropriate. All stock options granted have a ten year life and are fully vested and exercisable at the date of grant. In an effort to minimize compensation expense given the tough economic times and the financial results of the Company, the Committee thought it was appropriate not to grant stock options in 2008.

The Committee in also considers the accounting implications of SFAS No. 123(R) in its determination of the type and appropriate levels of long-term compensation. In 2007, the Committee gave serious consideration to the prospect of granting restricted stock awards as opposed to stock option grants, and determined that the subjective benefits and costs associated with stock option grants were more appropriate for the Company at this time. The Committee intends to continue to consider the benefits of alternative approaches to long-term compensation in order to select the method that will allow the Company to attract and retain highly skilled employees, and reward them for their continued employment with the Company and their hard work and commitment to the long-term success of the Company.

Deferred Supplemental Compensation

The Bank has entered into a deferred supplemental compensation agreement with each of the named executive officers of the Company to help retain the services of these key executives. Mr. Woodard entered into an amended and restated deferred supplemental compensation agreement, dated May 18, 2004, with the Bank. Under the supplemental agreement, upon the later of Mr. Woodard's attaining the age of 65 or his termination with the Company for any reason whatsoever (or, if earlier, his death), Mr. Woodard or his beneficiary shall be entitled to payment from the Bank of: (i) $250,000 in 120 equal consecutive monthly installments of $2,083.33 each, (ii) $720,000 in 180 equal consecutive monthly installments of $4,000 each, and (iii) $540,000 in 180 equal consecutive monthly installments of $3,000 each, all three such payments being payable on the first day of each such month. Under the supplemental agreement, Mr. Woodard is obligated to make himself available to the Company after his retirement, so long as he receives payments under the supplemental agreement, for occasional consultation which the Company may reasonably request. Any amounts unpaid under the supplemental agreement may be forfeited, after notice to Mr. Woodard, in the event that the Board of Directors of Company determines in good faith that Mr. Woodard is performing services of any kind for a firm or other entity competitive with the business of the Company during the period that he is receiving payments under the supplemental agreement.

The Company has also entered into amended deferred supplemental compensation agreements with Ms. Sabol, Mr. Hounslow and Mr. Fields. The terms and conditions of these amended agreements are virtually the same as those of Mr. Woodard's deferred supplemental compensation agreement described above except for the amount of payment to which they are entitled. Under the supplemental agreement, Ms. Sabol is entitled to payment from the Bank of $1,500,000 in 180 equal consecutive monthly installments of $8,333.33 each. Mr. Hounslow and Mr. Fields are both entitled to $750,000 in 180 equal consecutive monthly installments of $4,166.67 each.

Supplemental Life Insurance

In addition to all payments described above, pursuant to an additional term life insurance policy, upon Mr. Woodard's death, the Company shall pay to his beneficiary a lump sum payment of $250,000, payable on the first day of the second calendar month immediately following the date of death.

Supplemental Executive Retirement Plan

Effective February 1, 2002, the Company's Board of Directors approved the Bank of the Commonwealth Supplemental Executive Retirement Plan, which is an executive deferred compensation plan in order to provide a select group of management and highly compensated executives the opportunity to elect to defer part or all of the compensation (including bonuses) payable to such executives during any plan year. Under this plan, a participant may designate a fixed dollar amount or a percentage to be deducted from his or her salary and/or bonus and then indicate how the deferred amount is to be invested between a fund that tracks the value of the Company's stock and a simple interest bearing fund. The amount of deferred compensation in an executive's account is held in a rabbi trust, but such amounts continue to be subject to the claims of the Bank's general creditors until such time as they are distributed to the executive. Distributions are generally available at retirement age, death, or on account of disability. In addition, an executive who separates from service for a reason other than retirement, death, or disability, is entitled to receive distribution when he or she reaches age 65 (unless he or she dies or becomes disabled in the meantime, in which case benefits will be payable pursuant to the plan terms regarding such distributions). Distributions may be made in certain situations following a change in control. Distributions are generally made in the form of installment payments, although a distribution in a lump sum is available in limited situations. As of December 31, 2008, no executives are participating in this plan.

Perquisites and Other Employee Benefits

The Company provides the named executive officers with perquisites and other personal benefits that the Company and the Committee believe are reasonable and consistent with the Company's overall compensation program to better enable the Company to attract and retain superior employees for key positions. The Company provides these perquisites as part of providing a competitive executive compensation program and for employee retention. The Committee periodically reviews the level of perquisites and other personal benefits provided to the executive officers.

The Company's executive officers receive the fringe benefits normally provided by the Company to all other employees, including life, medical and disability insurance, participation in its 401(k) plan, paid time off and other Company-wide benefits which may be in effect from time to time. In addition to these standard employee benefits, the executive officers are provided with the use of Company automobiles, enhanced key-man long-term disability insurance and several named executive officers are provided Company-paid memberships to a country club for customer entertaining.

Employment Contracts

The Company has entered into employment contracts that include "change in control" provisions with certain key executives, including the named executive officers. The employment contracts are designed to promote stability and continuity of senior management. Information regarding applicable payments under such contracts for the named executive officers is provided on pages 44 and 46 under the sections "Employment Agreements" and "Potential Payments Upon Termination or Change in Control."

Tax and Accounting Implications

In designing its executive compensation programs, the Company takes into consideration the accounting and tax effect that each element will or may have on the Company and the executive officers as a group.

Beginning on January 1, 2006, the Company began accounting for stock-based payments including stock options, restricted stock or other equity awards in accordance with the requirements of SFAS No. 123(R). In determining to grant only stock options instead of restricted stock or other forms of equity compensation, the Company considered the accounting impact and tax benefits, and has tried to minimize the overall equity compensation cost.

As part of its role, the Committee reviews and considers the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), which places a limitation on tax deductions of any publicly held corporation for individual compensation to certain executives of such corporation exceeding $1 million in any taxable year, unless the compensation is performance based. The Company believes that compensation paid under the management incentive plans are fully deductible for federal income tax purposes.

Mr. Woodard's and Ms. Sabol's employment contracts provide for a gross–up payment in the event any payment or distribution by the Company to or for the benefit of either executive, under a change in control, would be subject to the excise tax imposed by Section 4999 of the Code, to cover the excise tax imposed on the payments. If the severance exceeds certain limits as outlined under the Code, the Company may lose part of the deductibility of the severance for income tax purposes.

Generally, the Committee desires to maintain the tax deductibility of the compensation for executive officers to the extent it is feasible and consistent with the objectives of the Company's executive compensation programs. The Committee considers ways to maximize the deductibility of executive compensation, but intends to retain the discretion it deems necessary to compensate executive officers in a manner commensurate with performance and the competitive environment for executive talent.

Compensation Committee Report

The Personnel/Compensation Committee of the Board of Directors has reviewed and discussed the Company's Compensation Discussion and Analysis with management. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2008, as filed with the Securities and Exchange Commission.

The Personnel/Compensation Committee

William D. Payne, M.D., Chairman
E. Carlton Bowyer, Ph. D.
Thomas W. Moss, Jr.
Raju V. Uppalapati
Kenneth J. Young

Summary Executive Compensation

The following table sets forth information for the years ended December 31, 2008, 2007 and 2006 regarding the compensation paid or accrued by the Company and its subsidiary for the Company's named executive officers.

Summary Compensation Table for 2008

Name and Principal Position	Year	Salary (1)	Bonus (2)	Option Awards (3)	Non-Equity Incentive Plan Compensation (2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (4)	All Other Compensation (5)	Total ($)
Edward J. Woodard, Jr., CLBB	2008	$575,250	$ -	$ -	$ -	$ 117,594	$ 6,339	$ 699,183
Chairman of the Board	2007	$475,500	$300,000	$ 1,890	$ -	$ 160,526	$ 22,125	$ 960,041
President and Chief Executive Officer	2006	$385,300	$225,000	$ 7,632	$ -	$ 160,526	$ 21,303	$ 799,761
Cynthia A. Sabol, CPA,	2008	$212,000	$ -	$ -	$ -	$ 27,354	$ 5,425	$ 244,779
Executive Vice President and	2007	$200,000	$115,000	$ 1,890	$ -	$ 27,353	$ 15,786	$ 360,029
Chief Financial Officer	2006	$170,000	$100,000	$ 7,632	$ -	$ 27,353	$ 15,091	$ 320,076
Simon Hounslow,	2008	$173,745	$ -	$ -	$ -	$ 14,325	$ 4,444	$ 192,514
Executive Vice President and	2007	$165,000	$ -	$ 1,890	$ 82,500	$ 14,326	$ 14,848	$ 278,564
Chief Lending Officer	2006	$150,000	$ -	$ 7,632	$ 75,000	$ 14,326	$ 14,109	$ 261,067
Stephen G. Fields,	2008	$160,000	$ -	$ -	$ -	$ 16,070	$ 3,618	$ 179,688
Executive Vice President and	2007	$152,000	$ -	$ 1,260	$ 76,000	$ 16,070	$ 15,092	$ 260,422
Commercial Loan Officer	2006	$140,000	$ -	$ 3,180	$ 65,000	$ 16,070	$ 14,074	$ 238,324

(1) Includes fees paid to Mr. Woodard as a director of the Company in the amount of $75,250 for 2008, $75,500 for 2007 and $55,300 for 2006.

(2) Awards under the Company's management incentive cash bonus program are reported under the Bonus column for Mr. Woodard and Ms. Sabol as they are not considered incentive plan compensation. The annual cash bonus awards for Messrs. Hounslow and Fields are reported under the Non-Equity Incentive Plan Compensation column.

(3) Represents the amount of expense recognized in each of 2008, 2007 and 2006 with respect to option awards for financial reporting purposes. Refer to Note 1 and Note 19 in the Consolidated Financial Statements attached as Exhibit 99.1 of this Form 10-K as of December 31, 2008 for the relevant assumptions used to determine the valuation of the option awards.

(4) Reflects the increase in the NEO's accumulated benefits under his or her deferred supplemental compensation agreement.

(5) For 2008, includes 401(k) matching contribution for each of the NEO's, and life insurance premium paid for the benefit of Mr. Woodard's beneficiary. None of the NEO's received perquisites exceeding $10,000 in the aggregate for 2008.

Grants of Plan-Based Awards

The following table summarizes certain information with respect to plan-based awards granted to the named executive officers during or for the year ended December 31, 2008 under the Company's management incentive cash bonus program, and reflects the amounts that could have been earned under each such award.

Grants of Plan-Based Awards for 2008

	Estimated Possible Payments Under Non-Equity Incentive Plan (1)		
Name	Threshold ($)	Target ($)	Maximum ($)
Edward J. Woodard, Jr., CLBB	-	-	-
Cynthia A. Sabol, CPA	-	-	-
Simon Hounslow	$ 1,737	-	$ 86,873
Stephen G. Fields	$ 1,600	-	$ 80,000

(1) The maximum potential bonus under the Company's management incentive cash bonus program an executive commercial loan officer may be awarded is 50% of his base salary. The payout percentage is based on the officer's average outstanding loan volume under management at the end of October of each year subject to increase or decrease based on satisfaction of certain factors. For every $2 million increase in average loan volume above the base volume of $10 million, the bonus will increase by 1% of the officer's base salary beginning at 1.0%. Because the performance criteria was not met for 2008, no cash bonuses were awarded for 2008.

Outstanding Equity Awards

The table below sets forth information regarding the outstanding equity awards as of December 31, 2008 for each named executive officer. The Company has not granted any restricted stock.

Outstanding Equity Awards at 2008 Fiscal Year-End

Option Awards

Name	Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Option Exercise Price ($)	Option Expiration Date
Edward J. Woodard, Jr., CLBB	6,050 (2)	$7.686	12/31/09
	6,050 (2)	5.893	10/01/11
	5,324 (2)	15.950	12/30/13
	5,445 (2)	15.512	12/14/14
	36,300 (3)	19.008	09/26/15
	1,320 (3)	24.873	12/06/16
	3,630 (2)	15.512	12/14/14
	3,630 (2)	19.314	09/26/15
	3,630 (3)	21.694	11/15/15
	1,500 (3)	16.980	12/11/17
Cynthia A. Sabol, CPA	7,260 (2)	$15.512	12/14/14
	36,300 (3)	19.008	09/26/15
	1,320 (3)	24.873	12/06/16
	1,500 (3)	16.980	12/11/17
Simon Hounslow	3,025 (2)	$7.686	12/31/09
	3,025 (2)	5.893	10/01/11
	4,840 (2)	15.950	12/30/13
	6,050 (2)	15.512	12/14/14
	30,250 (3)	19.008	09/26/15
	1,320 (3)	24.873	12/06/16
	1,500 (3)	16.980	12/11/17
Stephen G. Fields	6,050 (2)	$15.512	12/14/14
	30,250 (3)	19.008	09/26/15
	550 (3)	24.873	12/06/16
	1,000 (3)	16.980	12/11/17

(1) All options are immediately vested on the date of the grant.
(2) Stock Options issued under the Company's 1999 Stock Incentive Plan.
(3) Stock Options issued under the Company's 2005 Stock Incentive Plan.

Option Exercises and Stock Vested

The following table shows the options that were exercised by the named executive officers during the last fiscal year. The Company has not granted any restricted stock.

Option Exercises and Stock Vested for 2008

	Option Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
Edward J. Woodard, Jr., CLBB	4,537	$ (3,317) (1)
Cynthia A. Sabol, CPA	-	-
Simon Housnlow	-	-
Stephen G. Fields	-	-

(1) The value is equal to (i) the difference between $7.55, the closing price of the Company's common stock on December 11, 2008, the day that the option was exercised, and $8.281, the exercise price, multiplied by (ii) 4,537 options.

Deferred Supplemental Compensation

This table shows the accumulated benefit as of December 31, 2008 for each named executive officer under his or her deferred supplemental compensation agreement in effect at such time.

Pension Benefits (1)

Name	Plan Name (2)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Edward J. Woodard, Jr., CLBB	Amended and Restated Deferred Supplemental Compensation Agreement	$ 1,011,301	$ -
Cynthia A. Sabol, CPA	Amended and Restated Deferred Supplemental Compensation Agreement	$ 123,092	$ -
Simon Hounslow	Amended and Restated Deferred Supplemental Compensation Agreement	$ 87,422	$ -
Stephen G. Fields	Amended and Restated Deferred Supplemental Compensation Agreement	$ 72,316	$ -

(1) The number of years of credited service are not relevant to the deferred supplemental compensation agreements, so the Number of Years of Credited Service column has been omitted.
(2) The named executive officers are fully vested under the deferred supplemental compensation agreements.

Employment Agreements

The Company has entered into employment contracts with Edward J. Woodard, Jr., CLBB, Chairman of the Board, President and Chief Executive Officer, dated November 21, 2006 and Cynthia A. Sabol, CPA, Executive Vice President and Chief Financial Officer, dated November 21, 2006. The agreements provide for Mr. Woodard's and Ms. Sabol's (each a "Senior Executive") employment until the earlier of December 31, 2009, the Senior Executive's death or disability; provided, however, the employment contracts allow for termination of employment by either the Company, or by the Senior Executive in the event of a "change in control" of the Company or the Bank, or by the Senior Executive for "Good Reason." The Senior Executive's employment contract will be renewed automatically provided that on December 31, 2008 and on each December 31st thereafter the agreement was and will be automatically extended for an additional calendar year so as to terminate two years from such renewal date, unless either party elects not to renew the agreements. The contracts were amended as of December 31, 2008, in order to comply with applicable provisions of Section 409A of the Code. Changes were made within the existing agreements to address time and form of payment requirements, but did not change the effective date or any substantive terms of the contract. As amended, these contracts provide that if the Senior Executive is considered a Key Employee under the definition of the Code, on the date of termination and employment is terminated for reasons other than death, no payment due under the contract shall commence until the first day of the seventh month following the date the Senior Executive's employment terminates. The first payment shall include the six months of payments that the Senior Executive would have otherwise received.

Under each employment contract, in the case of termination as a consequence of disability, the Company will continue to pay the Senior Executive his or her base salary and health and medical insurance for six months.

In the case of a termination by the Company prior to a "change of control," but without "cause," the Senior Executive will be entitled to receive two times his or her annual base salary in effect on the date of termination, payable in 24 equal monthly installments. In addition, the Senior Executive would be eligible to continue to receive medical and other insurance benefits for a period of two years. In the event of a termination of employment by the Senior Executive for "good reason," the Senior Executive will be entitled to receive 36 equal monthly payments, which, in total, equal his or her annual base salary in effect on the date of termination. In addition, the Senior Executive would be eligible to continue to receive medical and other insurance benefits for a period of three years.

In the event of a termination of employment by the Company subsequent to a "change in control," but not for "cause," or by the Senior Executive within twelve months following a change in control, the Senior Executive would be entitled to receive in a lump sum payment, for a salary continuance benefit in an amount equal to 2.99 times the Senior Executive's base salary in effect at the date of termination, plus the highest annual bonus paid or payable for the two most recently completed years. In addition, the Senior Executive would be eligible to continue to receive all health and dental plans, disability, life insurance plans and all other welfare benefit plans for a period of three years. The severance payment could be increased (gross up payment) if it is determined that the severance payment together with any other payments or benefits would be subject to the excise tax imposed under the Code.

Under the agreements, a "change in control" will be deemed to have occurred upon one or more of the following occurring:

- The acquisition by any person of beneficial ownership of 25.0% or more of the then outstanding shares of the common stock of the Company;
- A change in the majority of the members of the Board of Directors of either the Company or the Bank;
- Approval by the shareholders of the Company of a reorganization, merger, share exchange or consolidation; or
- Complete liquidation or dissolution of the Company or the Bank, or of the sale or other disposition of all or substantially all of the assets of the Company.

The term "for cause" includes a termination of the Senior Executive for his or her failure to perform the required services, gross or willful neglect of duty or a legal or intentional act demonstrating bad faith. The term "good reason" is defined as: the assignment of duties to the Senior Executive by the Company which result in the Senior Executive having significantly less authority or responsibility than he or she had on the date of hire, without his or her express written consent; a reduction by the Company of the Senior Executive's base salary; the requirement that the Senior Executive's principal office location be moved or relocated to a location that is more than 35 miles from the current principal office location; or the Company's failure to comply with any material terms of the agreement.

In addition to Mr. Woodard's and Ms. Sabol's employment contracts, the Company has entered into similar employment contracts with Simon Hounslow and Stephen G. Fields each dated May 18, 2004, and amended as of December 31, 2008, in order to comply with applicable provisions of Section 409A of the Code. The agreements provide for Mr. Hounslow's, and Mr. Fields' (each an "Executive") employment to extend for a period of one year and to be renewed automatically each year unless either party elects not to renew the agreement, their death or disability. Additionally, the employment contracts allow for termination of employment by either the Company, or the Executive in the event of a "change of control" of the Company or the Bank, or by the Executive for "good reason."

Under the employment contracts, in the case of a termination by the Company prior to a "change of control," but not "for good cause," Mr. Hounslow and Mr. Fields will each be entitled to receive 12 equal monthly payments, which in total, equal his annual base salary. In the event of a termination of the employment contract by the Executive for "good reason," by the Company subsequent to a "change of control," but not "for good cause," the Executive will be entitled to receive 60 equal monthly payments, which in total, equal the present value of one times the Executive's base salary minus $1.00 at the time of termination. In addition, the Executive would be eligible to continue to participate in the Company's medical and other insurance benefit programs for a period of up to six months.

Under the agreements, a "change in control" will be deemed to have occurred upon one or more of the following occurring:

- Any third party acquiring, or entering into a definitive agreement to acquire, more than 25.0% of the stock of either the Company or the Bank;
- A change in the majority of the members of the Board of Directors of either the Company or the Bank during any one year period; or
- The Company ceasing to be the owner of all of the Bank's common stock, except for any directors' qualifying shares.

The term "for good cause", includes a termination of the Executive for his failure to perform the required services, gross or willful neglect of his duty or a legal or intentional act demonstrating bad faith. The term "good reason" is defined as any assignment to the Executive of duties or responsibilities inconsistent with those in effect on the date of the agreement, the location of the Executive office and/or workplace for employer is moved or relocated to a site 25 miles or more from the location as of the date of this agreement, or a change in control of either the Company or the Bank.

Potential Payments Upon Termination or Change in Control

The table below shows the present value of estimated Company payments pursuant to the employment contracts outlined above, upon a termination of employment, including the Company gross-up payments for the excise tax on parachute payments upon a change in control, for each of the named executive officers. The payments represent the maximum possible payments under interpretations and assumptions most favorable to the Senior Executives and Executives. All termination events are assumed to occur at December 31, 2008. For the below calculations it is assumed the Senior Executives and Executives elected to receive a lump sum payment if the choice is given under the provisions of the agreements. Company payments to a terminated Senior Executive or Executive may be more or less than the amounts shown in the table if the termination of employment occurs in a later year or because of contingencies contained in the various agreements and plans. There are no potential payments due to the named executive officers pursuant to the employment contracts under a termination of employment by the executives without good reason, termination of employment by Company with cause or upon death. No accelerated vesting of equity awards is reflected in the table below because all equity awards are vested at the date of grant.

Potential Payments Upon Termination or Change in Control Table

	Woodard	Sabol	Hounslow	Fields
Termination of Employment by Executive with Good Reason				
Employment agreement:				
Salary	$ 1,444,991	$ 612,676	$ 160,165	$ 147,494
Welfare benefits	22,472	37,999	4,495	6,235
Termination of Employment by Company without Cause				
Employment agreement:				
Salary	977,025	414,259	171,529	157,960
Welfare benefits	15,224	25,742	4,495	6,235
Disability				
Employment agreement:				
Salary	245,976	104,294	85,474	78,712
Welfare benefits	3,252	3,894	2,625	4,232
Change in Control				
Employment agreement:				
Salary	2,353,501	977,730	160,165	147,494
Welfare benefits	22,472	37,999	4,495	6,235
Excise Tax Gross-up	1,022,436	408,197	-	-

Director Compensation

The following table sets forth a summary of the compensation paid to non-employee directors in 2008:

Director Compensation for 2008

Name (1)	Fees Earned or Paid in Cash ($) (2)	Total ($)
E. Carlton Bowyer, Ph. D.	$ 50,500	$ 50,500
Laurence C. Fentriss	43,000	43,000
Morton Goldmeier	51,000	51,000
Thomas W. Moss, Jr.	53,500	53,500
William D. Payne, M.D.	46,750	46,750
Herbert L. Perlin	46,500	46,500
Richard J. Tavss	51,250	51,250
Raju V. Uppalapati	48,350	48,350
Kenneth J. Young	43,250	43,250

(1) Director fees paid to Edward J. Woodard, Jr., CLBB, Chairman of the Board, President and Chief Executive Officer are presented under the Salary column in the Summary Compensation Table on page 41.
(2) Includes any fees deferred by the director.

During 2008, each director of the Company was paid $2,000 for attendance at each Board meeting and $500 for attendance at each meeting of a committee of the Board of which he was a member except for the Executive Committee meetings for which the directors were paid $750 per meeting. Additionally, each director of the Company was paid a quarterly retainer of $3,000. The Company has a Director's Deferred Compensation Plan, which allows directors to defer recognition of income on all or any portion of the directors' fees they earn. During 2008, a total of $125.5 thousand was deferred by directors under this plan. The terms and conditions of the plan are very similar to the terms and conditions of the Bank's Supplemental Executive Retirement Plan described under the "Stock Option and Employee Benefit Plans" section below.

Stock Option and Employee Benefit Plans

1990 Stock Option Plan. On February 20, 1990, the Company's Board of Directors approved a non-qualified stock option plan for the issuance of 25,000 shares of Company common stock to eligible officers and key employees of the Company and the Bank at prices not less than the market value of the Company's common stock on the date of grant. On April 29, 1997, the shareholders approved an amendment to this plan to increase the number of shares available for issuance under the plan to 45,000 shares. This plan expired on February 20, 2000. All options governed under this plan have been exercised or expired as of December 31, 2008.

401(k) Profit Sharing Plan. In 1993, the Bank adopted a 401(k) profit sharing plan qualified under Section 401(k) of the Code to replace its former profit sharing plan. Employees who have attained the age of 20 years and six months and completed three months of service with the Bank are eligible to participate in the 401(k) plan. Eligible employees who elect to participate may defer up to the maximum allowable as prescribed by law. The Bank may make a matching contribution, the amount of which, if any, will be determined by the Bank each year. The Bank contributed a matching contribution of $120.8 thousand to the 401(k) plan during 2008. The Bank may also make a discretionary profit sharing contribution in an amount, in any, determined by the Committee each year. The Bank did not make a profit sharing contribution for 2008. The Company offers its stock as an investment option under the 401(k) plan.

Non-Employee Director Stock Compensation Plan. On April 25, 1995, the Company's shareholders approved a non-employee director stock compensation plan. This plan provided for the issuance of options to acquire 50,000 shares of the Company's common stock to eligible non-employee directors. On April 29, 1997, shareholders approved an amendment to this plan to increase shares available for issuance under this plan to 70,000 shares. This plan expired January 17, 2000. All options governed under this plan have been exercised or expired as of December 31, 2008.

1999 Stock Incentive Plan. On April 27, 1999, the Company's shareholders approved the Commonwealth Bankshares, Inc. 1999 Stock Incentive Plan. This plan provides for the issuance of up to the lesser of (i) 15.0% of the Company's issued and outstanding common stock less the aggregate number of shares subject to issuance pursuant to options granted, or available for grant, under the 1990 plan and non-employee director plan described above, or (ii) 350,000 shares. Of the aggregate number of shares of the Company's common stock that may be subject to award under this plan, 60.0% are available for issuance to the Company's non-employee directors, and 40.0% are available for issuance to the Company's employees. All the employees of the Company and the Bank, and all other members of the Board of Directors of the Company, are eligible to receive awards under this plan. As of December 31, 2008, only a limited number of authorized shares are available for issuance under this plan.

The Bank of the Commonwealth Supplemental Executive Retirement Plan. Effective February 1, 2002, the Company's Board of Directors approved the Bank of the Commonwealth Supplemental Executive Retirement Plan, which is an executive deferred compensation plan in order to provide a select group of management and highly compensated executives the opportunity to elect to defer part or all of the compensation (including bonuses) payable to such executives during any plan year. Under this plan, a participant may designate a fixed dollar amount or a percentage to be deducted from his or her salary and/or bonus and then indicate how the deferred amount is to be invested between a fund that tracks the value of the Company's stock and a simple interest bearing fund. The amount of deferred compensation in an executive's account is held in a rabbi trust, but such amounts continue to be subject to the claims of the Bank's general creditors until such time as they are distributed to the executive. Distributions are generally available at retirement age, death, or on account of disability. In addition, an executive who separates from service for a reason other than retirement, death, or disability, is entitled to receive distribution when he or she reaches age 65 (unless he or she dies or becomes disabled in the meantime, in which case benefits will be payable pursuant to the plan terms regarding such distributions). Distributions may also be made in certain situations following a change in control. Distributions are generally made in the form of installment payments, although a distribution in a lump sum is available in limited situations. As of December 31, 2008, no executives are participating in this plan.

2005 Stock Incentive Plan. On June 28, 2005, the Company's shareholders approved the Commonwealth Bankshares, Inc. 2005 Stock Incentive Plan. The plan provides for the issuance of restricted stock awards, stock options in the form of incentive stock options and non-statutory stock options, stock appreciation rights and other stock-based awards to employees and directors of the Company. The plan makes available up to 556,600 shares for issuance to plan participants. The total number of shares that may be issued in connection with the exercise of incentive stock options, which are eligible for more favorable tax treatment, will be 484,000 shares. The maximum number of shares with respect to which stock options, restricted stock awards, stock appreciation rights or other equity based awards may be granted in any calendar year to an employee is 60,500 shares.

Commonwealth Bankshares Employee Stock Purchase Plan. On June 26, 2007, the Company's shareholders approved the Commonwealth Bankshares Employee Stock Purchase Plan. The plan offers eligible employees the opportunity to acquire a stock ownership in the Company through periodic payroll deductions that are applied towards the purchase of Company common stock at a discount of up to 15% of its market price. The plan makes available up to 400,000 shares of Company common stock for issuance to eligible employees. As of December 31, 2008, no shares have been issued under this plan.

Compensation Committee Interlocks and Insider Participation

No member of the Company's Personnel/Compensation Committee has served as an officer or employee of the Company. During 2008, no executive officer of the Company served as a member of the compensation committee (or other board committee performing equivalent functions) of another entity, nor did any executive officer of the Company serve as a director of another entity, one of whose executive officers served on the Company's Personnel/Compensation Committee. All five members of the Company's Personnel/Compensation Committee have outstanding loans with the Company. Each of these loans was made in the ordinary course of business on substantially the same terms, including interest rates, collateral and repayment terms, as those prevailing at the time for comparable transactions with unrelated parties and did not involve more than the normal risk of collectibility or present other unfavorable features. See Item 13. "Certain Relationships and Related Transactions, and Director Independence" below for a discussion of transactions involving Mr. Uppalapati.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes information, as of December 31, 2008, relating to the Company's equity compensation plans, pursuant to which grants of options to acquire shares of common stock and other stock-based awards may be granted from time to time. See Note 19 to Consolidated Financial Statements and Item 11. Executive Compensation (Stock Option and Employee Benefit Plans) of this Form 10-K for more information on the Company's equity compensation plans.

Equity Compensation Plan Information as of December 31, 2008

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights **(a)**	Weighted-average exercise price of outstanding options, warrants and rights **(b)**	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) **(c)**
Equity compensation plans approved by security holders	463,732 (1)	$17.36	306,918 (2)
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	463,732 (1)	$17.36	306,918 (2)

(1) Consists entirely of shares of common stock underlying previously granted stock options that have not been exercised. All of these options were granted pursuant to the Company's stock options plans.
(2) Represents shares available for future issuance under the Company's stock options plans.

Security Ownership of Management

The following table sets forth for (1) each director, and named executive officer of the Company, and (2) all directors, and executive officers of the Company as a group: (i) the number of shares of Company common stock beneficially owned on February 16, 2009 and (ii) such person's or group's percentage ownership of outstanding shares of Company common stock on such date. All of the Company's directors and named executive officers receive mail at the Company's principal executive office at 403 Boush Street, Norfolk, Virginia 23510. Except as noted below, each person has sole voting and sole investment control with respect to the shares listed.

Name	Amount and Nature of Beneficial Ownership (1)	Percent of Class (2)
Directors:		
E. Carlton Bowyer, Ph.D.	21,123 (3)	*
Laurence C. Fentriss	447,312 (4)	6.51%
Morton Goldmeier	164,135 (5)	2.39%
Thomas W. Moss, Jr.	23,746 (6)	*
William D. Payne, M.D.	58,228 (7)	*
Herbert L. Perlin	80,744 (8)	1.18%
Richard J. Tavss	243,550 (9)	3.55%
Raju V. Uppalapati	9,813 (10)	*
Edward J. Woodard, Jr., CLBB	142,203 (11)	2.05%
Kenneth J. Young	69,917 (12)	1.02%
Non-Director Executive Officers:		
Cynthia A. Sabol, CPA	47,497 (13)	*
Simon Hounslow	63,814 (14)	*
Stephen G. Fields	38,571 (15)	*
All Directors and Executive Officers as a group (13 persons)	**1,410,653**	**19.57%**

* Percentage of ownership is less than 1.0% of the outstanding shares of common stock of the Company.

(1) Beneficial ownership as reported in the above table has been determined in accordance with Rule 13d-3 under the Exchange Act and includes shares, where applicable, which an individual has the right to acquire within 60 days through the exercise of stock options. The above table includes 355,600 shares which can be acquired through the exercise of stock options.

(2) Based on 6,851,417 issued and outstanding shares of common stock as of February 16, 2009.

(3) Includes (i) 16,620 shares which Dr. Bowyer has the right to acquire through the exercise of stock options, and (ii) 543 shares registered in the name of Dr. Bowyer's wife, for which Dr. Bowyer disclaims beneficial ownership.

(4) Includes (i) 16,620 shares which Mr. Fentriss has the right to acquire through the exercise of stock options, (ii) 130,262 shares held in an IRA for the benefit of Laurence C. Fentriss, and (iii) 155,695 shares registered in the name of Community Bank Investors of America, LP of which Mr. Fentriss is Managing Partner.

(5) Includes (i) 19,040 shares which Mr. Goldmeier has the right to acquire through the exercise of stock options, and (ii) 19,324 shares owned by Mr. Goldmeier's wife, for which Mr. Goldmeier disclaims beneficial ownership.

(6) Includes (i) 19,040 shares which Mr. Moss has the right to acquire through the exercise of stock options, and (ii) 4,038 shares owned jointly by Mr. Moss and his wife.

(7) Includes (i) 19,040 shares which Dr. Payne has the right to acquire through the exercise of stock options, (ii) 3,164 shares registered in the name of Dr. Payne's wife, for which Dr. Payne disclaims beneficial ownership, and (iii) 10,737 shares held in an IRA for the benefit of William D. Payne.

(8) Includes (i) 19,040 shares which Mr. Perlin has the right to acquire through the exercise of stock options, (ii) 25,069 shares registered in the name of Herbert L. Perlin, Profit Sharing Trust, of which Mr. Perlin is Acting Trustee, (iii) 2,984 shares owned jointly by Mr. Perlin and his wife, (iv) 26,236 shares registered as the Perlin Revocable Living Trust, and (v) 13,411 shares pledged as collateral for a loan.

(9) Includes (i) 19,040 shares which Mr. Tavss has the right to acquire through the exercise of stock options, (ii) 1,684 shares registered in the name of Richard J. Tavss, custodian for Bobbie J. Tavss, (iii) 952 shares registered in the name of Richard J. Tavss, custodian for Sanders T. Schoolar V, (iv) 826 shares registered in the name of Richard J. Tavss, custodian for Zachary I. Maiden, (v) 848 shares registered in the name of Richard J. Tavss, custodian for Taylor Tavss Scholar, (vi) 212 shares registered in the name of Richard J. Tavss, custodian for Richard T. Maiden, (vii) 212 shares registered in the name of Richard J. Tavss, custodian for Samantha R. Maiden, (viii) 39,770 shares registered in the name of Fletcher, Maiden & Reed PC 401(k) Plan for the benefit of Richard J. Tavss, and (ix) 1,828 shares registered in the name of Mr. Tavss' wife, for which Mr. Tavss disclaims beneficial ownership.

(10) Includes 1,000 shares which Mr. Uppalapati has the right to acquire through the exercise of stock options.

(11) Includes (i) 72,880 shares which Mr. Woodard has the right to acquire through the exercise of stock options, (ii) 2,751 shares held in an IRA for the benefit of Edward J. Woodard, Jr., (iii) 11,855 shares owned jointly by Mr. Woodard and his wife, and (iv) 8,964 shares held in the Company's 401(k) Profit Sharing Plan.

(12) Includes (i) 19,040 shares which Mr. Young has the right to acquire through the exercise of stock options, (ii) 6,353 shares representing the proceeds of a self directed IRA for the benefit of Kenneth J. Young, (iii) 8,127 shares owned jointly with Michael J. Young (son), (iv) 8,127 shares owned jointly with Benjamin C. Young (son), and (v) 8,127 shares owned jointly with Jennifer M. Young (daughter).

(13) Includes (i) 46,380 shares which Ms. Sabol has the right to acquire through the exercise of stock options, and (ii) 1,111 shares held in the Company's 401(k) Profit Sharing Plan.

(14) Includes 50,010 shares which Mr. Hounslow has the right to acquire through the exercise of stock options.

(15) Includes (i) 37,850 shares which Mr. Fields has the right to acquire through the exercise of stock options, (ii) 15 shares registered in the name of Madison S. Fields (daughter), (iii) 15 shares registered in the name of Mr. Field's wife, for which Mr. Fields disclaims beneficial ownership, and (iv) 677 shares held in the Company's 401(k) Profit Sharing Plan.

Security Ownership of Certain Beneficial Owners

The following table sets forth certain information with respect to beneficial ownership of the Company's common stock as of February 16, 2009 by each beneficial owner of more than 5.0% of the Company's common stock based on currently available Schedules 13D and 13G filed with the SEC and the Company's stock transfer records.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Class (2)
Wasatch Advisors, Inc. 150 Social Hall Ave., Ste. 400 Salt Lake City, UT 84111	470,446	6.87%
Financial Stocks Capital Partners III L.P. 507 Carew Tower 441 Vine Street Cincinnati, Ohio 45202	450,996	6.58%
Laurence C. Fentriss 409 Croatan Road Virginia Beach, VA 23451	447,312 (3)	6.51%

(1) Beneficial ownership as reported in the above table has been determined in accordance with Rule 13d-3 under the Exchange Act and includes shares, where applicable, which an individual has the right to acquire within 60 days through the exercise of stock options.
(2) Based on 6,851,417 issued and outstanding shares of common stock as of February 16, 2009.
(3) See footnote 4 to the "Security Ownership of Management" table.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Loans to Officers and Directors

Certain directors and officers of the Parent and the Bank, members of their immediate families, and corporations, partnerships and other entities with which such persons are associated, are customers of the Bank. As such, some of these persons engaged in transactions with the Bank in the ordinary course of business during 2008, and will have additional transactions with the Bank in the future. All loans extended and commitments to lend by the Bank to such persons were made in the ordinary course of business upon substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unaffiliated persons and do not involve more than the normal risk of collectability or present other unfavorable features. As of December 31, 2008, the amount of loans from the Bank to all officers and directors of the Company and the Bank, and entities or persons with which they are associated, was approximately $32.1 million.

Business Relationships and Transactions with Management

In the ordinary course of business, the Company and the Bank engage in certain transactions with their officers and directors in which such officers and directors have a significant interest. All such transactions have been made on substantially the same terms as those prevailing at the time for comparable transactions with unaffiliated parties.

In 1984, the Bank entered into a lease with Boush Bank Building Associates, a Virginia limited partnership (the "Partnership"), to rent the headquarters building (the "Headquarters") of the Company and the Bank, which is located at the corners of Freemason and Boush Streets, Norfolk, Virginia. The general partner of the Partnership is Boush Bank Building Corporation. The limited partners of the Partnership are Edward J. Woodard, Jr., CLBB, Chairman, President, CEO and director of the Company and the Bank, and the estates of George H. Burton and William P. Kellam, former directors. The lease requires the Bank to pay all taxes, maintenance and insurance. The term of the lease is twenty-three years and eleven months, and began on December 19, 1984. Under the same terms and conditions of the original lease, the Bank will have the option to extend the term for five additional periods of 5 years each. The Bank is currently under the first renewal option. In connection with this property, the lessor has secured financing in the form of a $1.6 million industrial development revenue bond from the Norfolk Redevelopment and Housing Authority payable in annual installments, commencing on January 1, 1987, at amounts equal to 3.0% of the then outstanding principal balance through the twenty-fifth year, when the unpaid balance will become due. Interest on this bond is payable monthly, at 68.6% of the prime rate of SunTrust Bank in Richmond, Virginia. Monthly rent paid by the Bank is equal to interest on the above bond, plus any interest associated with secondary financing provided the lessor by the Bank, which amounted to aggregate rent payments of $77.5 thousand in 2008. The Bank has the right to purchase, at its option, an undivided interest in the property at undepreciated original cost, and has been obligated to purchase in each January after December 31, 1986, an undivided interest in an amount equal to 90.0% of the legal amount allowed by banking regulations for investments in fixed properties, unless the Bank's return on average assets is less than seven-tenths of one percent. Under this provision, the Bank has purchased 54.4% of this property for a total of $999.6 thousand. No purchases have been made after 1988. In the opinion of management of the Company, the terms of the lease are no less favorable than could be obtained from a non-related party in an arms-length transaction. Prior to executing the lease and before the holding company reorganization, the shareholders of the Bank owning a majority of Bank common stock consented to the foregoing lease.

In 1998, the Bank entered into a lease with respect to its branch at 1217 Cedar Road, Chesapeake, Virginia with Morton Realty Associates, a Virginia general partnership, and Richard J. Tavss and several other parties who share ownership and responsibility as landlord under the lease. Morton Goldmeier is a partner in Morton Realty Associates, one of the landlords under the lease, and is also a member of the Board of Directors of the Bank and the Company. Richard J. Tavss, also one of the landlords under the lease, is also a member of the Board of Directors of the Bank and the Company. Annual lease payments under the lease currently are $118.0 thousand. The original lease term ends July 31, 2010. The Board of Directors of the Company received two independent appraisals with respect to this property prior to entering into this lease. The Board and management believe the terms of this lease are no less favorable than could be obtained from a non-related party in an arms-length transaction.

In 2006, the Bank entered into a lease with respect to its branch at 8468 Caratoke Highway, Powells Point, North Carolina with RAVA Developments, LLC, a North Carolina limited liability company. RAVA Group, LLC, a North Carolina limited liability company, is the managing member of RAVA Developments, LLC. Raju V. Uppalapati is the Chairman and CEO of RAVA Group, LLC and is also a member of the Board of Directors of the Bank and the Parent. In 2007, the property was sold to Powells Point, LLC, a North Carolina limited liability company and the related lease was assigned. T. Brandon Woodard, JD, AMB is the sole member in Powells Point, LLC and is the son of Edward J. Woodard, Jr., CLBB, who is the Chairman, President, CEO and a director of the Bank and the Company. Annual lease payments under the lease currently are $102.9 thousand. The lease has an initial term of 15 years and runs through June 30, 2022. The Board and management believe the terms of this lease are no less favorable than could be obtained from a non-related party in an arms-length transaction.

In January 2007, the Bank entered into a lease with respect to its branch at 26006 NC Highway 12, St. Waves Plaza Unit 1, Waves, North Carolina with Noraj & Associates, Inc., a North Carolina corporation. Raju V. Uppalapati is the owner of Noraj & Associates, Inc. and is also a member of the Board of Directors of the Bank and the Parent. Annual lease payments under the lease currently are $47.5 thousand. The lease has an initial term of 10 years and runs through April 30, 2017. The Board and management believe the terms of this lease are no less favorable than could be obtained from a non-related party in an arms-length transaction.

In February 2007, the Bank entered into a lease with respect to its branch at 562 Caratoke Highway, Moyock, North Carolina with R&E Capital Investments, LLC, a North Carolina corporation. Raju V. Uppalapati is the managing member of R&E Capital Investments, LLC and is also a member of the Board of Directors of the Bank and the Parent. In late 2007, the property was sold to Moyock One, LLC, a North Carolina limited liability company and the related lease was assigned. T. Brandon Woodard, JD, AMB is a member with a 50% ownership in Moyock One, LLC and is the son of Edward J. Woodard, Jr., CLBB, who is the Chairman, President, CEO and a director of the Bank and the Company. RAVA Properties, LLC, a North Carolina limited liability company, is a member with a 50% ownership in Moyock One, LLC. Raju V. Uppalapati is the sole member of RAVA Properties, LLC. Annual lease payments under the lease currently are $46.4 thousand. The lease has an initial term of 10 years and runs through May 31, 2017. The Board and management believe the terms of this lease are no less favorable than could be obtained from a non-related party in an arms-length transaction.

In 2007, the Bank entered into a lease with respect to its North Carolina branch headquarters, which will house offices for each of the Company's subsidiaries, Bank of the Commonwealth Mortgage, Executive Title Center and Commonwealth Financial Advisors, LLC, at 3732 North Croatan Highway, Kitty Hawk, North Carolina with R&E Capital Investments, LLC, a North Carolina corporation. Raju V. Uppalapati is the managing member of R&E Capital Investments, LLC and is also a member of the Board of Directors of the Bank and the Parent. In conjunction with the construction of this branch, BD&A Realty & Construction, Inc., a North Carolina corporation, is acting as the general contractor and will receive a fee of 10% of the total build out cost for performing this service. In 2008, the property was sold to Commonwealth Property Associates, LLC, a Virginia limited liability company and the related lease was assigned. Membership in Commonwealth Property Associates, LLC is comprised as follows: Bank of the Commonwealth (61.0%); RAVA Properties, LLC (20.0%), of which Raju V. Uppalapati is the sole member; Bobbie Joe Schooler (4.0%) and Besianne Tavss Maiden (4.0%), daughters of Richard J. Tavss, who is a member of the Board of Directors of the Bank and the Company; T. Brandon Woodard, JD, AMB (1.0%), son of Edward J. Woodard, Jr., CLBB, who is the Chairman, President, CEO and a director of the Bank and the Company; Jennifer Young (2.67%), Michael Young (2.67%) and Benjamin Young (2.66%), children of Kenneth J. Young, who is a member of the Board of Directors of the Bank and the Company; Madison S. Fields (0.50%) and Reagan S. Fields (0.50%), daughters of Stephen G. Fields, who is an Executive Vice President and Commercial Loan Officer of the Bank; and Simon Hounslow (1.00%), who is the Executive Vice President and Chief Lending Officer of the Bank. Annual lease payments under the lease currently are $223.3 thousand. The lease has an initial term of 15 years and runs through May 31, 2023. The Board and management believe the terms of this lease are no less favorable than could be obtained from a non-related party in an arms-length transaction. Commonwealth Property Associates, LLC entered into a sublease with BD&A Realty & Construction, Inc. to sublease approximately 2,700 square feet of the building. Raju V. Uppalapati is a partner in BD&A Realty & Construction, Inc. Annual rental income under the sublease currently is $48.6 thousand. The sublease has an initial term of 3 years and runs through May 31, 2011. Under the terms of the sublease, the tenant will have the option to extend the term for two additional periods of 5 years each. The Board and management believe the terms of this sublease are no less favorable than could be obtained from a non-related party in an arms-length transaction.

In 2007, the Bank signed a letter of intent and proposal to lease its branch at 221 Western Avenue, Suffolk, Virginia with Glenn Development, Inc., a Virginia corporation. In January 2008, Glenn Development, Inc. assigned the right to purchase and lease the property to Suffolk One, LLC, a Virginia limited liability company. T. Brandon Woodard, JD, AMB is the sole member in Suffolk One, LLC and is the son of Edward J. Woodard, Jr., CLBB, who is the Chairman, President, CEO and a director of the Bank and the Parent. Annual lease payments under the lease currently are $44.4 thousand. The lease has an initial term of 10 years and runs through March 31, 2018. The Board and management believe the terms of this lease are no less favorable than could be obtained from a non-related party in an arms-length transaction.

The Bank has also from time to time retained the Norfolk, Virginia law firm of Tavss Fletcher, of which Richard J. Tavss, a director of the Parent and the Bank, is senior counsel, to perform certain legal services for the Company and the Bank. Since January 1, 2008, the Company has paid $68.4 thousand to Tavss Fletcher.

The Company does not have a formal written policy regarding the review of potential conflicts of interest between the Company and the Company's directors, executive officers and their associates. However, the Board of Directors of the Parent is responsible for reviewing and approving, ratifying or disapproving any non-banking transactions with the Company in which directors, executive officers or their associates may participate.

Director Independence

The Board has considered the relationships discussed above under "Business Relationships and Transactions with Management" and has determined that all non-employee directors, which comprise the majority of the Company's Board, satisfy the independence requirements defined under Rule 4200(a)(15) of the Marketplace Rules of the Nasdaq Stock Market, Inc. ("NASDAQ") and the Board determined that the relationships discussed above did not interfere with any director's ability to exercise independent judgment as a director of the Parent. All members of the Nominating, Audit and Personnel/Compensation Committee are "independent directors," as defined by Rule 4200(a)(15) of the Marketplace Rules of NASDAQ.

Item 14. Principal Accountant Fees and Services

The following table presents the fees for professional audit services rendered by Witt Mares, PLC for the audit of the Company's annual financial statements for the years ended December 31, 2008 and 2007, and fees billed for other services rendered by Witt Mares, PLC during those periods. All such audit and non-audit services were pre-approved by the Audit Committee, which concluded that the provision of such services by Witt Mares, PLC was compatible with the maintenance of that firm's independence in the conduct of their auditing functions.

	Year Ended December 31,	
	2008	2007
Audit fees (1)	$ 108,825	$ 93,725
Audit-related fees (2)	3,815	2,400
Tax fees (3)	10,000	6,500
All other fees	-	-
	$ 122,640	$ 102,625

(1) Audit fees consist of audit and review services, attestation report on internal controls under SEC rules, consents and review of documents filed with the SEC.
(2) Audit-related fees consist of consent opinions issued for filings of Forms S-3 and S-8.
(3) Tax fees consist of preparation of federal and state tax returns and advise regarding tax compliance issues.

Audit Committee Pre-Approval Policy

Pursuant to the terms of the Company's Audit Committee Charter, the Audit Committee is responsible for the appointment, compensation and oversight of the work performed by the Company's independent accountants. The Audit Committee must pre-approve all audit (including audit-related) and non-audit services performed by the independent accountants in order to assure that the provisions of such services do not impair the accountants' independence. The Audit Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that decisions of the subcommittee to grant pre-approval shall be presented to the full Audit Committee at its next scheduled meeting.

During 2008, the Audit Committee pre-approved 100% of non-audit services provided by Witt Mares, PLC. The Audit Committee has considered the provisions of these non-audit services by Witt Mares, PLC and has determined that the services are compatible with maintaining Witt Mares, PLC's independence.

Part IV

Item 15. Exhibits and Financial Statement Schedules

(a) (1) The response to this portion of Item 15 is included in Item 8 above.
(a) (2) The response to this portion of Item 15 is included in Item 8 above.
(a) (3) Exhibits

The following exhibits are filed as part of this Form 10-K and this list includes the Exhibit Index.

3.1 Articles of Incorporation. Filed June 15, 1988, as Exhibit 3.1 to the Registrant's Form S-4, and incorporated herein by reference.

3.2 Bylaws. Filed June 15, 1988, as Exhibit 3.2 to the Registrant's Form S-4, and incorporated herein by reference.

3.3 Amendment to Articles of Incorporation dated July 28, 1989. Filed March 20, 1990, as Exhibit 3.3 to the Registrant's Form 10-K, and incorporated herein by reference.

3.4 Amendment to Articles of Incorporation dated November, 2000. Filed November 20, 2000 as Exhibit 3.4 with the Company's Form S-1, and incorporated herein by reference.

3.5 Amendment to Articles of Incorporation dated September 21, 2005. Filed March 30, 2006, as Exhibit 3.5 to the Registrant's Form 10-K, and incorporated herein by reference.

3.6 Amendment to Articles of Incorporation effective June 30, 2006. Filed March 15, 2007, as Exhibit 3.6 to the Registrant's Form 10-K, and incorporated herein by reference.

3.7 Amendment to Articles of Incorporation effective December 29, 2006. Filed March 15, 2007, as Exhibit 3.7 to the Registrant's Form 10-K, and incorporated herein by reference.

Certain instruments relating to trust preferred securities not being registered have been omitted in accordance with Item 601(b)(4)(iii) of Regulation S-K. The registrant will furnish a copy of any such instrument to the SEC upon its request.

10.1 Lease. Filed June 15, 1988, as Exhibit 10.1 to the Registrant's Form S-4, and incorporated herein by reference.

10.5 Bank of the Commonwealth Directors' Deferred Compensation Plan. Filed February 1, 2002, as Exhibit 4.1 to the Registrant's Form S-8, and incorporated herein by reference. #

10.6 Bank of the Commonwealth Supplemental Executive Retirement Plan. Filed February 1, 2002, as Exhibit 4.2 to the Registrant's Form S-8, and incorporated herein by reference. #

10.7 Deferred Supplemental Compensation Agreement with Edward J. Woodard, Jr. Filed March 21, 1989, as Exhibit 10.7 to the Registrant's Form 10-K, and incorporated herein by reference. #

10.8 Summary of Management Incentive Cash Bonus Program. *#

10.9 1999 Stock Incentive Plan. Filed August 6, 1999, as Exhibit 4.1 to the Registrant's Form S-8, and incorporated herein by reference. #

10.10 Amendment to Deferred Supplemental Compensation Agreement with Edward J. Woodard, Jr. Filed March 30, 1994, as Exhibit 10.10 to Registrant's Form 10-K, and incorporated herein by reference. #

10.11 2005 Stock Incentive Plan. Filed September 21, 2005, as Exhibit 99.0 to the Registrant's Form S-8, and incorporated herein by reference. #

10.12 Form of Incentive Stock Option Agreement under 2005 Stock Incentive Plan. *#

10.13 Form of Nonstatutory Stock Option Agreement under 2005 Stock Incentive Plan. *#

10.14 Second amendment to deferred supplemental agreement dated December 27, 1978, with Edward J. Woodard, Jr. Filed April 2, 2001 as Exhibit 10.14 to the Registrant's Form 10-KSB, and incorporated herein by reference. #

10.20 Amended Employment Agreement dated December 31, 2008 with Simon Hounslow. *#

10.21 Amended Employment Agreement dated December 31, 2008 with Stephen G. Fields. *#

10.22 Third Amended and Restated Deferred Supplemental Compensation Agreement with Edward J. Woodard, Jr. dated July 20, 2004. Filed March 30, 2005 as Exhibit 10.22 to the Registrant's Form 10-KSB, and incorporated herein by reference. #

10.23 Third Amended and Restated Deferred Supplemental Compensation Agreement with Simon Hounslow dated April 11, 2008. Filed April 14, 2008 as Exhibit 99.2 to the Registrant's Form 8-K, and incorporated herein by reference. #

10.24 Amended and Restated Deferred Supplemental Compensation Agreement with Cynthia A. Sabol dated April 11, 2008. Filed April 14, 2008 as Exhibit 99.1 to the Registrant's Form 8-K and incorporated herein by reference. #

10.25 Amended and Restated Deferred Supplemental Compensation Agreement with Stephen G. Fields dated April 11, 2008. Filed April 14, 2008 as Exhibit 99.3 to the Registrant's Form 8-K, and incorporated herein by reference. #

10.26 Amended Employment Agreement dated December 31, 2008 with Edward J. Woodard, Jr. *#

10.27 Amended Employment Agreement dated December 31, 2008 with Cynthia A. Sabol. *#

21.1 Subsidiaries of Registrant. *

23.1 Consent of Witt Mares, PLC. *

24.1 Power of Attorney, included on the signature page herein.

31.1 Certification of Chief Executive Officer pursuant to Rule 13a-14(a). *

31.2 Certification of Principal Financial Officer pursuant to Rule 13a-14(a). *

32.1 Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350.*

99.1 Consolidated Financial Statements. *

---

*Filed herewith.
Management contract or compensatory plan.

Signatures

Pursuant to the requirement of Section 13 or 15(d) of the Securities Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Commonwealth Bankshares, Inc.
(Registrant)

Date: March 16, 2009

by: /s/ Edward J. Woodard, Jr., CLBB
Edward J. Woodard, Jr., CLBB
Chairman,
President and Chief
Executive Officer
(Principal Executive Officer)

Power of Attorney

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature below constitutes and appoints Edward J. Woodard, Jr., CLBB and Cynthia A. Sabol, CPA and each of them individually, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirement of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Edward J. Woodard, Jr., CLBB Edward J. Woodard, Jr., CLBB Chairman, President and Chief Executive Officer (Principal Executive Officer)	Date: March 16, 2009
/s/ Cynthia A. Sabol, CPA Cynthia A. Sabol, CPA Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	Date: March 16, 2009
/s/ E. Carlton Bowyer, Ph.D. E. Carlton Bowyer, Ph.D. Director	Date: March 16, 2009
/s/ Laurence C. Fentriss Laurence C. Fentriss Director	Date: March 16, 2009
/s/ Morton Goldmeier Morton Goldmeier Director	Date: March 16, 2009
/s/ Thomas W. Moss, Jr. Thomas W. Moss, Jr. Director	Date: March 16, 2009
/s/ William D. Payne, M.D. William D. Payne, M.D. Director	Date: March 16, 2009
/s/ Herbert L. Perlin Herbert L. Perlin Director	Date: March 16, 2009
/s/ Richard J. Tavss Richard J. Tavss Director	Date: March 16, 2009
/s/ Raju V. Uppalapati Raju V. Uppalapati Director	Date: March 16, 2009
/s/ Kenneth J. Young Kenneth J. Young Director	Date: March 16, 2009

Exhibit 21.1

SUBSIDIARIES

1. Bank of the Commonwealth, a Virginia Company, is a wholly owned subsidiary of Commonwealth Bankshares, Inc.
2. Commonwealth Bankshares Capital Trust II, a Delaware Company, is a wholly owned subsidiary of Commonwealth Bankshares, Inc.
3. BOC Title of Hampton Roads, Inc., T/A Executive Title Center, a Virginia Corporation, is a 91% owned subsidiary of Bank of the Commonwealth.
4. BOC Insurance Agencies of Hampton Roads, Inc., a Virginia Corporation, is a wholly owned subsidiary of Bank of the Commonwealth.
5. Community Home Mortgage of Virginia, Inc., T/A Bank of the Commonwealth Mortgage, a Virginia Corporation, is a wholly owned subsidiary of Bank of the Commonwealth.
6. Commonwealth Financial Advisors, L.L.C., a Virginia Company, is a wholly owned subsidiary of Bank of the Commonwealth.
7. Commonwealth Property Associates, L.L.C., a Virginia Company, is a 61% owned subsidiary of Bank of the Commonwealth.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the registration statement of Commonwealth Bankshares, Inc. on Form S-3 (File No. 333-143843) and Form S-8 (File No. 333-144142) of our report dated March 11, 2009, relating to the consolidated balance sheets of Commonwealth Bankshares, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2008, and the effectiveness of internal control over financial reporting as of December 31, 2008, which report appears in the December 31, 2008 annual report on Form 10-K of Commonwealth Bankshares, Inc.

/s/ Witt Mares, PLC

Norfolk, Virginia
March 11, 2009

Exhibit 31.1

CERTIFICATION

I, Edward J. Woodard, Jr., CLBB certify that:

1. I have reviewed this annual report on Form 10-K of Commonwealth Bankshares, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 16, 2009

/s/ Edward J. Woodard, Jr., CLBB
Edward J. Woodard, Jr., CLBB
Chairman, President and
Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Cynthia A. Sabol, CPA certify that:

1. I have reviewed this annual report on Form 10-K of Commonwealth Bankshares, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 16, 2009

/s/ Cynthia A. Sabol, CPA
Cynthia A. Sabol, CPA
Executive Vice President
and Chief Financial Officer

Exhibit 32.1

CERTIFICATION

The undersigned, as the chief executive officer and the chief financial officer of Commonwealth Bankshares, Inc., certify that to the best of their knowledge and belief the Annual Report on Form 10-K for the fiscal year ended December 31, 2008, which accompanies this certification, fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and the information contained in the periodic report fairly presents, in all material respects, the financial condition and results of operations of Commonwealth Bankshares, Inc. at the dates and for the periods indicated. The foregoing certification is made pursuant to §906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. §1350), and shall not be relied upon for any other purpose. The undersigned expressly disclaim any obligation to update the foregoing certification except as required by law.

Date: March 16, 2009

/s/ Edward J. Woodard, Jr., CLBB
Edward J. Woodard, Jr., CLBB
Chairman, President and
Chief Executive Officer

Date: March 16, 2009

/s/ Cynthia A. Sabol, CPA
Cynthia A. Sabol, CPA
Executive Vice President and
Chief Financial Officer

Exhibit 99.1

Commonwealth Bankshares, Inc.

List of Financial Statements

The following consolidated financial statements of Commonwealth Bankshares, Inc. and subsidiaries are included:

Schedules to the consolidated financial statements required by Article 9 of Regulations S-X are not required under the related instructions or are inapplicable, and therefore have been omitted.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' and Board of Directors
Commonwealth Bankshares, Inc.
Norfolk, Virginia

We have audited the accompany consolidated balance sheets of Commonwealth Bankshares, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2008. We also have audited Commonwealth Bankshares, Inc. and subsidiaries internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Commonwealth Bankshares, Inc. and subsidiaries management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Commonwealth Bankshares, Inc. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, Commonwealth Bankshares, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ Witt Mares, PLC

Norfolk, Virginia
March 11, 2009

Commonwealth Bankshares, Inc.
Consolidated Balance Sheets
December 31, 2008 and 2007

	2008	2007
Assets		
Cash and cash equivalents:		
Cash and due from banks	$ 10,921,888	$ 8,577,180
Interest bearing deposits in banks	200,384	601,823
Federal funds sold	550,095	158,395
Total cash and cash equivalents	11,672,367	9,337,398
Investment securities:		
Available for sale, at fair market value	6,861,311	6,943,449
Held to maturity, at amortized cost (fair market value was $189,836 and $436,252, respectively)	191,232	431,992
	7,052,543	7,375,441
Equity securities, restricted, at cost	10,959,050	8,759,350
Loans	1,023,067,597	786,986,539
Allowance for loan losses	(31,120,376)	(9,423,647)
Loans, net	991,947,221	777,562,892
Premises and equipment, net	36,555,117	24,287,350
Other real estate owned	4,314,290	717,377
Deferred tax assets	12,402,798	4,909,698
Accrued interest receivable	5,698,425	6,171,517
Other assets	4,692,346	4,017,076
	$ 1,085,294,157	$ 843,138,099
Liabilities and Stockholders' Equity		
Liabilities:		
Deposits:		
Noninterest-bearing demand deposits	$ 47,258,681	$ 41,232,448
Interest-bearing	715,747,724	531,063,126
Total deposits	763,006,405	572,295,574
Short-term borrowings	129,095,503	69,227,660
Long-term debt	55,295,936	55,322,048
Trust preferred capital notes	20,619,000	20,619,000
Accrued interest payable	2,202,431	2,459,589
Other liabilities	8,702,636	9,800,054
Total liabilities	978,921,911	729,723,925
Stockholders' Equity:		
Common stock, par value $2.066, 18,150,000 shares authorized; 6,851,417 and 6,915,587 shares issued and outstanding in 2008 and 2007, respectively	14,155,028	14,287,602
Additional paid-in capital	63,757,066	64,742,520
Retained earnings	28,421,313	34,361,972
Accumulated other comprehensive income	38,839	22,080
Total stockholders' equity	106,372,246	113,414,174
	$ 1,085,294,157	$ 843,138,099

See accompanying notes to the consolidated financial statements.

Commonwealth Bankshares, Inc.
Consolidated Statements of Operations
Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006
Interest and dividend income:			
Loans, including fees	$ 62,524,088	$ 61,129,112	$ 51,976,709
Investment securities:			
Taxable	344,917	348,733	377,539
Tax exempt	44,046	46,289	63,894
Dividend income, equity securities, restricted	389,572	472,204	382,675
Other interest income	18,703	86,194	115,013
Total interest and dividend income	63,321,326	62,082,532	52,915,830
Interest expense:			
Deposits	24,164,900	21,608,153	16,743,516
Federal funds purchased	14,203	-	-
Federal Home Loan Bank	1,898,050	4,136,222	4,286,127
Federal Reserve Bank	17,942	-	-
Junior subordinated debt securities	-	-	233,077
Trust preferred capital notes	1,316,898	1,306,134	1,316,898
Long-term debt	2,150,984	1,133,040	216,805
Total interest expense	29,562,977	28,183,549	22,796,423
Net interest income	33,758,349	33,898,983	30,119,407
Provision for loan losses	23,971,750	1,645,000	2,690,000
Net interest income after provision for loan losses	9,786,599	32,253,983	27,429,407
Noninterest income:			
Service charges on deposit accounts	1,443,262	1,063,137	1,087,419
Other service charges and fees	843,557	682,530	539,397
Mortgage brokerage income	1,123,832	1,518,246	1,622,690
Title insurance income	806,351	810,120	899,246
Investment service income	257,817	857,221	699,960
Gain on sale / call of investment securities	-	-	2,690
Other	389,381	249,425	207,495
Total noninterest income	4,864,200	5,180,679	5,058,897
Noninterest expense:			
Salaries and employee benefits	9,497,725	10,713,317	9,055,066
Net occupancy expense	3,627,702	2,447,221	1,618,783
Furniture and equipment expense	1,849,954	1,577,248	1,363,968
Other operating expense	5,382,238	5,591,093	4,929,647
Total noninterest expense	20,357,619	20,328,879	16,967,464
Income (loss) before income taxes and noncontrolling interest	(5,706,820)	17,105,783	15,520,840
Income tax expense (benefit)	(1,933,056)	5,927,055	5,405,224
Income (loss) before noncontrolling interest	(3,773,764)	11,178,728	10,115,616
Noncontrolling interest in subsidiaries	34,695	(11,817)	(23,987)
Net income (loss)	$ (3,739,069)	$ 11,166,911	$ 10,091,629
Earnings (loss) per share:			
Basic	$ (0.54)	$ 1.62	$ 1.86
Diluted	$ (0.54)	$ 1.60	$ 1.70

See accompanying notes to the consolidated financial statements.

Commonwealth Bankshares, Inc.
Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2008, 2007 and 2006

	Common Shares	Common Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Total
Balance, January 1, 2006	4,928,992	$ 10,183,868	$ 36,479,909	$ 16,071,813	$ (5,571)	$ 62,730,019
Comprehensive income:						
Net income	-	-	-	10,091,629	-	10,091,629
Change in unrealized gain on securities available for sale, net of tax effect	-	-	-	-	251	251
Total comprehensive income						10,091,880
Issuance of common stock	752,522	1,553,717	3,523,022	-	-	5,076,739
Issuance of common stock through private placement	1,163,461	2,404,134	23,867,509	-	-	26,271,643
Stock based compensation expense-options issued	-	-	95,400	-	-	95,400
Cash dividends - $0.1991 per share	-	-	-	(1,040,302)	-	(1,040,302)
Balance, December 31, 2006	6,844,975	14,141,719	63,965,840	25,123,140	(5,320)	103,225,379
Comprehensive income:						
Net income	-	-	-	11,166,911	-	11,166,911
Change in unrealized gain on securities available for sale, net of tax effect	-	-	-	-	27,400	27,400
Total comprehensive income						11,194,311
Issuance of common stock	86,012	177,699	1,048,005	-	-	1,225,704
Common stock repurchased	(15,400)	(31,816)	(293,375)	-	-	(325,191)
Stock based compensation expense-options issued	-	-	22,050	-	-	22,050
Cash dividends - $0.28 per share	-	-	-	(1,928,079)	-	(1,928,079)
Balance, December 31, 2007	6,915,587	14,287,602	64,742,520	34,361,972	22,080	113,414,174
Comprehensive (loss):						
Net loss	-	-	-	(3,739,069)	-	(3,739,069)
Change in unrealized gain on securities available for sale, net of tax effect	-	-	-	-	16,759	16,759
Total comprehensive (loss)						(3,722,310)
Issuance of common stock	77,156	159,406	782,792	-	-	942,198
Common stock repurchased	(141,326)	(291,980)	(1,768,246)	-	-	(2,060,226)
Cash dividends - $0.32 per share	-	-	-	(2,201,590)	-	(2,201,590)
Balance, December 31, 2008	6,851,417	$ 14,155,028	$ 63,757,066	$ 28,421,313	$ 38,839	$ 106,372,246

See accompanying notes to the consolidated financial statements.

Commonwealth Bankshares, Inc.
Consolidated Statements of Cash Flows
Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006
Operating Activities:			
Net income (loss)	$ (3,739,069)	$ 11,166,911	$ 10,091,629
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Provision for loan losses	23,971,750	1,645,000	2,690,000
Depreciation and amortization	2,121,031	1,563,483	1,215,085
Stock based compensation expense	-	22,050	95,400
(Gain) loss on the sale of premises and equipment	(3,720)	(1,790)	2,326
Loss on other real estate owned	201,061	-	-
Net amortization of premiums and accretion of discounts on investment securities	(7,127)	(8,425)	(5,496)
Gain on the sale of investment securities available for sale	-	-	(2,690)
Deferred tax assets	(7,501,733)	(640,650)	(1,111,707)
Net change in:			
Accrued interest receivable	473,092	(798,431)	(2,228,365)
Other assets	(675,270)	(692,482)	(273,166)
Accrued interest payable	(257,158)	781,433	381,236
Other liabilities	(1,054,272)	1,434,968	3,755,578
Net cash provided by operating activities	13,528,585	14,472,067	14,609,830
Investing Activities:			
Purchase of investment securities available for sale	(6,033,926)	(543,998)	(39,521)
Purchase of equity securities, restricted	(12,095,800)	(11,259,100)	(12,660,985)
Net purchase of premises and equipment	(14,389,078)	(12,995,322)	(6,020,421)
Net change in loans	(243,839,259)	(118,403,374)	(160,607,905)
Proceeds from:			
Calls and maturities of investment securities held to maturity	249,531	46,642	67,639
Sales and maturities of investment securities available for sale	6,139,812	848,273	1,227,854
Sales of equity securities, restricted	9,896,100	9,684,600	10,803,535
Sale of premises and equipment	4,000	86,245	9,750
Sale of other real estate owned	1,758,422	-	-
Net cash used in investing activities	(258,310,198)	(132,536,034)	(167,220,054)
Financing Activities:			
Net change in:			
Demand, interest-bearing demand and savings deposits	(6,309,525)	(5,008,093)	22,831,998
Time deposits	(5,172,644)	46,799,000	29,946,748
Brokered time deposits	202,193,000	43,329,840	50,506,160
Short-term borrowings	59,867,843	(19,383,540)	23,007,200
Increase in long-term debt	-	50,000,000	-
Liquidation of Capital Trust I	-	-	(140,750)
Principal payments on long-term debt	(26,112)	(26,112)	(26,608)
Common stock repurchased	(2,060,226)	(325,191)	-
Dividends reinvested and sale of stock	825,836	917,403	26,956,104
Dividends paid	(2,201,590)	(1,928,079)	(1,040,302)
Net cash provided by financing activities	247,116,582	114,375,228	152,040,550
Net increase (decrease) in cash and cash equivalents	2,334,969	(3,688,739)	(569,674)
Cash and cash equivalents, January 1	9,337,398	13,026,137	13,595,811
Cash and cash equivalents, December 31	$ 11,672,367	$ 9,337,398	$ 13,026,137
Supplemental cash flow disclosure:			
Interest paid during the year	$ 29,820,136	$ 27,402,116	$ 22,415,187
Income taxes paid during the year	$ 6,335,000	$ 6,785,000	$ 6,427,877
Supplemental noncash disclosure:			
Transfer between loans and other real estate owned	$ 5,349,514	$ 783,201	$ -
Conversion of convertible preferred securities for common stock	$ -	$ -	$ 4,556,728
Sale of other real estate owned financed by Bank loans	$ 1,360,000	$ -	$ -

See accompanying notes to the consolidated financial statements.

Note 1. Summary of Significant Accounting Policies

The accounting and reporting policies of Commonwealth Bankshares, Inc. (the "Parent") and its subsidiaries, Commonwealth Bankshares Capital Trust II (the "Trust"), and Bank of the Commonwealth (the "Bank") and its subsidiaries, BOC Title of Hampton Roads, Inc. T/A Executive Title Center, BOC Insurance Agencies of Hampton Roads, Inc., Community Home Mortgage of Virginia Inc. T/A Bank of the Commonwealth Mortgage, Commonwealth Financial Advisors, LLC and Commonwealth Property Associates, LLC are in accordance with accounting principles generally accepted in the United States of America ("GAAP") and conform to accepted practices within the banking industry. In December 2006, Commonwealth Bankshares Capital Trust I was dissolved. For further discussion see Note 9 – Convertible Preferred Stock. A summary of significant accounting policies is briefly described below.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Parent, the Bank and its subsidiaries, collectively referred to as "the Company." All significant intercompany balances and transactions have been eliminated in consolidation. In addition, the Parent owns the Trust which is an unconsolidated subsidiary. The subordinated debt owed to this trust is reported as a liability of the Parent.

Nature of Operations

The Bank operates under a state bank charter and provides full banking services, including trust services. As a state bank, the Bank is subject to regulation by the Virginia State Corporation Commission-Bureau of Financial Institutions and the Board of Governors of the Federal Reserve System (the "Federal Reserve"). The Bank serves the Hampton Roads and Northeastern North Carolina regions through its twenty-one banking offices.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash and cash equivalents includes cash and due from banks, interest bearing deposits in banks and federal funds sold, which all mature within ninety days.

Restrictions on Cash and Due from Bank Accounts

The Company is required to maintain average reserve balances in cash with the Federal Reserve Bank of Richmond ("FRB"). Required reserves were $609,000 and $1,244,000 for December 31, 2008 and 2007, respectively.

Investment Securities

Investment securities which the Company intends to hold until maturity or until called are classified as held to maturity. These investment securities are stated at cost, adjusted for amortization of premiums and accretion of discounts.

Investment securities which the Company intends to hold for indefinite periods of time, including investment securities used as part of the Company's asset/liability management strategy, are classified as available for sale. These investment securities are carried at fair value. Net unrealized gains and losses, net of deferred income taxes, are excluded from earnings and reported as accumulated other comprehensive income.

Gains and losses on the sale of investment securities are determined using the specific identification method.

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Equity Securities, Restricted

The Company, as a member of the Federal Home Loan Bank ("FHLB") of Atlanta, is required to hold shares of capital stock in the FHLB in an amount equal to at least 0.20% of the members total assets plus 4.50% of the members outstanding advances.

As a member of the FRB, the Company is required to hold shares of FRB capital stock, $100 par value, in an amount equal to 6% of the Company's total common stock and capital surplus.

FHLB stock and FRB stock are carried at cost.

Loans

The Company offers an array of lending and credit services to customers including mortgage, commercial and consumer loans. A substantial portion of the loan portfolio is represented by mortgage loans in our market area. The ability of our debtors to honor their contracts is dependent upon the real estate and general economic conditions in our market area. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are stated at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and net of any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans. Interest income is accrued on the unpaid principal balance. Discounts and premiums are amortized to income using the interest method. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment to the yield (interest income) of the related loans.

Allowance for Loan Losses

A loan is considered impaired, based on current information and events, if it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral.

The adequacy of the allowance for loan losses is periodically evaluated by the Company, in order to maintain the allowance at a level that is sufficient to absorb probable credit losses. The allowance is comprised of a general allowance, a specific allowance for identified problem loans and an unallocated allowance representing estimations done pursuant to either Standard of Financial Accounting Standards ("SFAS") No. 5 *Accounting for Contingencies*, or SFAS No. 114, *Accounting by Creditors for Impairment of a Loan*. The specific component relates to loans that are classified as doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of the loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. Such qualitative factors management considers are the known and inherent risks in the loan portfolio, including adverse circumstances that may affect the ability of the borrower to repay interest and/or principal, the estimated value of collateral, and an analysis of the levels and trends of delinquencies, charge-offs, level of concentrations within the portfolio, and the risk ratings of the various loan categories. Such factors as the level and trend of interest rates and the condition of the national and local economies are also considered. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for losses on loans. Such agencies may require the Company to recognize additions to the allowance based on their judgments of information available to them at the time of their examination.

The allowance for loan losses is established through charges to earnings in the form of a provision for loan losses. Increases and decreases in the allowance due to changes in the measurement of impaired loans, if applicable, are included in the provision for loan losses. Loans continue to be classified as impaired unless they are brought fully current and the collection of scheduled interest and principal is considered probable.

When a loan or portion of a loan is determined to be uncollectible, the portion deemed uncollectible is charged against the allowance. Subsequent recoveries, if any, are credited to the allowance.

Income Recognition on Impaired and Nonaccrual Loans

Loans, including impaired loans, are generally classified as nonaccrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless such loans are well-secured and in the process of collection. If a loan or a portion of a loan is adversely classified, or is partially charged off, the loan is generally classified as nonaccrual. Loans that are on a current payment status or past due less than 90 days may also be classified as nonaccrual, if repayment in full of principal and/or interest is in doubt.

Loans may be returned to accrual status when all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance by the borrower, in accordance with the contractual terms of interest and principal.

While a loan is classified as nonaccrual and the future collectibility of the recorded loan balance is doubtful, collections of interest and principal are generally applied as a reduction to principal outstanding. When the future collectibility of the recorded loan balance is expected, interest income may be recognized on a cash basis. In the case where a nonaccrual loan has been partially charged off, recognition of interest on a cash basis is limited to that which would have been recognized on the recorded loan balance at the contractual interest rate. Cash interest receipts in excess of that amount are recorded as recoveries to the allowance for loan losses until prior charge-offs have been fully recovered.

Premises and Equipment

Land is carried at cost with no depreciation. Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed generally by the straight-line method for financial reporting purposes. Depreciation for tax purposes is computed based on accelerated methods. It is the Company's policy for maintenance and repairs to be charged to expense as incurred and to capitalize major additions and improvements and depreciate the cost thereof over the estimated useful lives as follows:

Buildings and improvements	5 to 40 years
Furniture and equipment	3 to 20 years

Upon sale or retirement of depreciable properties, the cost and related accumulated depreciation are netted against proceeds and any resulting gain or loss is reflected in income.

Other Real Estate Owned

Real estate acquired through, or in lieu of, foreclosure is held for sale and is stated at the lower of cost or estimated fair market value of the property, less estimated disposal costs, if any. Cost includes loan principal and accrued interest. Any excess of cost over the estimated fair market value at the time of acquisition is charged to the allowance for loan losses. The estimated fair market value is reviewed periodically by management and any write-downs are charged against current earnings. Development and improvement costs relating to property are capitalized. Net operating income or expenses of such properties are included in other operating expenses.

Advertising Costs

The Company practices the policy of charging advertising costs to expense as incurred. Advertising expense totaled $411,698, $1,490,089 and $1,221,334 for the three years ended December 31, 2008, 2007 and 2006, respectively.

Income Taxes

The Company accounts for deferred income taxes utilizing SFAS No. 109, *Accounting for Income Taxes*, as amended. SFAS 109 requires an asset and liability method, whereby deferred tax assets and liabilities are recognized based on the tax effects of temporary differences between the financial statements and the tax basis of assets and liabilities, as measured by current enacted tax rates. When appropriate, in accordance with SFAS 109, the Company evaluates the need for a valuation allowance to reduce deferred tax assets.

The Company's policy for recording interest and penalties associated with audits is to record such items as a component of income before taxes. Penalties are recorded in "other (gains) losses, net," and interest paid or received is recorded in interest expense or interest income, respectively, in the statement of operations. For the year ended December 31, 2008, the Company recorded no interest related to the settlement of audits for certain prior periods.

Stock Based Compensation

The Company adopted the provisions of SFAS No. 123(R), *Share-Based Payments,* on January 1, 2006 using the modified prospective method. Under this method, stock-based awards that are granted, modified, or settled after December 31, 2005, are measured and accounted for in accordance with the provisions of SFAS No. 123(R). Also under this method, expense is recognized for unvested awards that were granted prior to January 1, 2006, based upon the fair value determined at the grant date under SFAS No. 123, *Accounting for Stock-Based Compensation.* Share-based compensation expense is recorded in salary and employee benefits. Prior to the adoption of SFAS No. 123(R), the Company accounted for its share-based compensation under the intrinsic value method as permitted by Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees* and related interpretations. Accordingly, the Company previously recognized no compensation expense for employee stock options that were granted with an exercise price equal to the fair value of the underlying common stock on the date of grant.

See Note 19 - Stock Based Compensation Plans for further information related to stock based compensation.

Fair Value Measurements

On January 1, 2008, the Company adopted the provisions of SFAS No. 157, *Fair Value Measurements*, for financial assets and financial liabilities. In accordance with Financial Accounting Standards Board Staff Position ("FSP") No. SFAS 157-2, *Effective Date of FASB Statement No. 157*, the Company will delay application of SFAS 157 for non-financial assets and non-financial liabilities, until January 1, 2009. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. See Note 17 - Fair Value Measurements.

Per Share Data

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding. Diluted earnings (loss) per share is computed by dividing net income (loss) by the weighted average common and potential dilutive common equivalent shares outstanding, determined as follows:

	2008	2007	2006
Earnings (loss) available to common shareholders	$(3,739,069)	$11,166,911	$10,091,629
Weighted average shares outstanding	6,881,871	6,886,621	5,440,303
Basic earnings (loss) per common share	$ (0.54)	$ 1.62	$ 1.86
Effect of dilutive securities:			
Earnings (loss) available to common shareholders	$(3,739,069)	$11,166,911	$10,091,629
Convertible preferred securities interest net of tax effect	-	-	130,852
Earnings (loss) available to common plus assumed conversions	$(3,739,069)	$11,166,911	$10,222,481
Effect of dilutive securities on EPS:			
Weighted average shares outstanding	6,881,871	6,886,621	5,440,303
Effect of stock options	24,603	86,949	106,491
Effect of convertible preferred securities	-	-	452,642
Diluted average shares outstanding	6,906,474	6,973,570	5,999,436
Diluted earnings (loss) per common share	$ (0.54)	$ 1.60	$ 1.70

Options to acquire 420,474 shares of common stock were not included in computing diluted earnings (loss) per common share for the twelve months ended December 31, 2008 because their effects were anti-dilutive.

On November 27, 2006, the Board of Directors approved an amendment to the Articles of Incorporation of the Company to increase the number of authorized shares of Common Stock from 16,500,000 to 18,150,000 shares, to reduce the par value of each share from $2.273 to $2.066 per share, and effect an eleven-for-ten stock split distributed on December 29, 2006 to shareholders of record on December 18, 2006.

On May 16, 2006, the Board of Directors approved an amendment to the Articles of Incorporation of the Company to increase the number of authorized shares of Common Stock from 15,000,000 to 16,500,000 shares, to reduce the par value of each share from $2.50 to $2.273 per share, and effect an eleven-for-ten stock split distributed on June 30, 2006 to shareholders of record on June 19, 2006.

All share and per share amounts included in the Company's Form 10-K and in the accompanying consolidated financial statements and footnotes have been restated for all periods presented to reflect the stock splits.

Segment Information

The Company has determined that it has one significant operating segment, the providing of general commercial financial services to customers located in the geographic areas of Hampton Roads, Virginia, Northeastern North Carolina and their surrounding communities.

Comprehensive Income

SFAS No. 130, *Reporting Comprehensive Income*, establishes standards for the reporting and presentation of comprehensive income and its components (revenues, expenses, gains and losses) within the Company's consolidated financial statements. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results could differ from those estimates. A material estimate that is particularly susceptible to significant change in the near term relates to the determination of the allowance for loan losses.

Goodwill

In June 2001, FASB issued SFAS No. 141, *Business Combinations* and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations. Additionally, it further clarifies the criteria for the initial recognition and measurement of intangible assets separate from goodwill. SFAS No. 142 prescribes the accounting for goodwill and intangible assets subsequent to initial recognition. The provisions of SFAS No. 142 discontinue the amortization of goodwill and intangible assets with indefinite lives. Instead, these assets will be subject to at least an annual impairment review and more frequently if certain impairment indicators are evident.

Goodwill is included in other assets and totaled $249,480 at December 31, 2008 and 2007, respectively. Goodwill is not amortized, but instead tested for impairment at least annually. Based on the testing, there were no impairment charges in 2008, 2007 or 2006.

Recent Accounting Pronouncements

On February 15, 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115* ("SFAS 159"), which permits companies to choose to measure many financial instruments and certain other items at fair value. The objective of SFAS 159 is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently. The Company adopted SFAS 159 effective January 1, 2008, as required, but has not elected to measure any permissible items at fair value. As a result, the adoption of SFAS 159 did not have any impact on the Companys' financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* ("Statement 141R"). Statement 141R significantly changes the way companies account for business combinations and will generally require more assets acquired and liabilities assumed to be measured at their acquisition-date fair value. Under Statement 141R, legal fees and other transaction-related costs are expensed as incurred and are no longer included in goodwill as a cost of acquiring the business. Statement 141R also requires, among other things, acquirers to estimate the acquisition-date fair value of any contingent consideration and to recognize any subsequent changes in the fair value of contingent consideration in earnings. In addition, restructuring costs the acquirer expected, but was not obligated to incur, will be recognized separately from the business acquisition. This accounting standard is effective for fiscal years beginning on or after December 15, 2008. The Company is currently evaluating the impact of Statement 141R on its financial statements.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51* ("Statement 160"). Statement 160 requires all entities to report noncontrolling interests in subsidiaries as a separate component of equity in the consolidated financial statements. Statement 160 establishes a single method of accounting for changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation. Companies will no longer recognize a gain or loss on partial disposals of a subsidiary where control is retained. In addition, in partial acquisitions, where control is obtained, the acquiring company will recognize and measure at fair value 100 percent of the assets and liabilities, including goodwill, as if the entire target company had been acquired. This accounting standard is effective for fiscal years beginning on or after December 15, 2008. The Company is currently evaluating the impact of Statement 160 on its financial statements.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133* ("Statement 161"). Statement 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. The statement also improves transparency about the location and amounts of derivative instruments in an entity's financial statements; how derivative instruments and related hedged items are accounted for under Statement 133; and how derivative instruments and related hedged items affect its financial position, financial performance, and cash flows. This accounting standard is effective for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is currently evaluating the impact of Statement 161 on its financial statements.

In April 2008, the FASB issued FASB Staff Position No. 142-3, *Determination of the Useful Life of Intangible Assets* ("FSP No. 142-3") to improve the consistency between the useful life of a recognized intangible asset (under SFAS No. 142) and the period of expected cash flows used to measure the fair value of the intangible asset (under SFAS No. 141(R)). FSP No. 142-3 amends the factors to be considered when developing renewal or extension assumptions that are used to estimate an intangible asset's useful life under SFAS No. 142. The guidance in the new staff position is to be applied prospectively to intangible assets acquired after December 31, 2008. In addition, FSP No. 142-3 increases the disclosure requirements related to renewal or extension assumptions. The Company is currently evaluating the impact of FSP No. 142-3 on its financial statements.

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles* ("Statement 162"). Statement 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). This statement is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411 - The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The Company is currently evaluating the impact of Statement 162 on its financial statements.

In May 2008, the FASB issued SFAS No. 163, *Accounting for Financial Guarantee Insurance Contracts—an interpretation of FASB Statement No. 60* ("Statement 163"). Statement 163 requires that an insurance enterprise recognize a claim liability prior to an event of default (insured event) when there is evidence that credit deterioration has occurred in an insured financial obligation. This Statement also clarifies how Statement 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities. This statement is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. The Company is currently evaluating the impact of Statement 163 on its financial statements.

Reclassifications

Certain prior year amounts have been reclassified to conform to the 2008 presentation. These reclassifications have no effect on previously reported net income.

Note 2. Concentrations of Credit Risk

Construction and mortgage loans represented $933.0 million and $702.8 million of the total loan portfolio at December 31, 2008 and 2007, respectively. Substantially all such loans are collateralized by real property or other assets. Loans in these categories and their collateral values are continuously monitored by management.

At December 31, 2008, the Company's cash and due from banks included no commercial bank deposit accounts that were in excess of the temporarily increased Federal Deposit Insurance Corporation insured limit of $250,000 per institution including participation in the FDIC's Transaction Account Guarantee Program.

Note 3. Investment Securities

The amortized costs and fair values of investment securities are as follows:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
December 31, 2008				
Available for sale:				
U.S. Government and agency securities	$ 5,500,548	$ 60,867	$ -	$ 5,561,415
Mortgage-backed securities	527,570	2,883	(9,506)	520,947
State and municipal securities	774,346	4,603	-	778,949
	$ 6,802,464	$ 68,353	$ (9,506)	$ 6,861,311
Held to maturity:				
Mortgage-backed securities	$ 191,232	$ -	$ (1,396)	$ 189,836
State and municipal securities	-	-	-	-
	$ 191,232	$ -	$ (1,396)	$ 189,836
December 31, 2007				
Available for sale:				
U.S. Government and agency securities	$ 5,511,011	$ 28,229	$ (724)	$ 5,538,516
Mortgage-backed securities	624,733	4,774	(5,061)	624,446
State and municipal securities	774,249	6,238	-	780,487
	$ 6,909,993	$ 39,241	$ (5,785)	$ 6,943,449
Held to maturity:				
Mortgage-backed securities	$ 240,664	$ 1,300	$ (267)	$ 241,697
State and municipal securities	191,328	3,227	-	194,555
	$ 431,992	$ 4,527	$ (267)	$ 436,252

Information pertaining to securities with gross unrealized losses at December 31, 2008 and 2007 aggregated by investment category and length of time that the individual securities have been in a continuous loss position, follows:

December 31, 2008	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Government and agency securities	$ -	$ -	$ -	$ -	$ -	$ -
Mortgage-backed securities	349,929	7,251	63,142	2,255	413,071	9,506
State and municipal securities	-	-	-	-	-	-
Total temporarily impaired securities	$ 349,929	$ 7,251	$ 63,142	$ 2,255	$ 413,071	$ 9,506

December 31, 2007	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Government and agency securities	$ 10,917	$ 24	$ 999,300	$ 700	$ 1,010,217	$ 724
Mortgage-backed securities	7,383	26	362,738	5,035	370,121	5,061
State and municipal securities	-	-	-	-	-	-
Total temporarily impaired securities	$ 18,300	$ 50	$ 1,362,038	$ 5,735	$ 1,380,338	$ 5,785

The unrealized loss positions at December 31, 2008 were directly related to interest rate movements as there is minimal credit risk exposure in these investments. All securities are investment grade or better. Bonds with unrealized loss positions of less than 12 months duration at 2008 year end included 8 federal agency mortgage-backed securities. Securities with losses of one year or greater duration included 2 federal agency mortgage-backed securities.

No impairment has been recognized on any securities in a loss position because of management's intent and demonstrated ability to hold securities to scheduled maturity or call dates.

A maturity schedule of investment securities as of December 31, 2008 is as follows:

	Available for Sale		Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due:				
In one year or less	$ 3,852,285	$ 3,892,395	$ -	$ -
After one year through five years	2,172,609	2,197,517	-	-
After five years through ten years	250,000	250,452	-	-
After ten years	-	-	-	-
	6,274,894	6,340,364	-	-
Mortgage-backed securities	527,570	520,947	191,232	189,836
	$ 6,802,464	$ 6,861,311	$ 191,232	$ 189,836

At December 31, 2008 and 2007, the Company had investment securities with carrying values of $6,458,376 and $7,163,195, respectively, pledged to secure public deposits, $32,348 and $36,279, respectively, pledged to secure treasury, tax and loan deposits and $0 and $130,000, respectively, pledged to secure FRB borrowings. At December 31, 2008 and 2007, the Company had investment securities with carrying values of $0 and $10,940, respectively, pledged to secure a debtor in possession deposit.

Note 4. Loans

Major classifications of loans at December 31, 2008 and 2007 were:

	2008	2007
Construction and development	$ 294,648,864	$ 222,971,794
Commercial	79,465,321	71,171,982
Commercial mortgage	470,268,305	361,658,553
Residential mortgage	168,056,143	118,180,418
Installment loans to individuals	12,664,740	13,781,545
Other	627,172	1,033,248
Gross loans	1,025,730,545	788,797,540
Unearned income	(2,662,948)	(1,811,001)
Allowance for loan losses	(31,120,376)	(9,423,647)
Loans, net	$ 991,947,221	$ 777,562,892

A summary of transactions in the allowance for loan losses for the years ended December 31, 2008, 2007 and 2006 were as follows:

	2008	2007	2006
Balance at beginning of year	$ 9,423,647	$ 8,144,265	$ 5,523,087
Provision charged to operating expense	23,971,750	1,645,000	2,690,000
Loans charged-off	(2,282,943)	(383,290)	(84,892)
Recoveries of loans previously charged-off	7,922	17,672	16,070
Balance at end of year	$ 31,120,376	$ 9,423,647	$ 8,144,265

Accounting standards require certain disclosures concerning impaired loans, as defined by generally accepted accounting principles, regardless of whether or not an impairment loss exists. Impaired loans amounted to $93,554,325, $9,773,185 and $7,331,830, with specific reserves allocated from the allowance for loan losses of $21,382,975, $1,429,720 and $1,335,809, as of December 31, 2008, 2007 and 2006, respectively. The average recorded investment in impaired loans was $51,664,077, $8,552,508 and $4,147,990, in 2008, 2007 and 2006, respectively. Nonaccrual loans amounted to $44,475,912, $2,386,929 and $2,223,519, as of December 31, 2008, 2007 and 2006, respectively, all of which are included in the impaired loans above. The Company recognized $1,051,557, $160,496 and $181,791 of interest income on nonaccrual loans during 2008, 2007 and 2006, respectively. Loans that were 90 days past due and still accruing interest at December 31, 2008, 2007 and 2006 were $3,163,969, $0 and $0, respectively.

Note 5. Premises and Equipment

Premises and equipment are summarized as follows:

	December 31,	
	2008	2007
Land	$ 1,753,908	$ 345,403
Buildings and improvements	3,443,002	3,398,940
Leasehold improvements	22,712,139	14,593,683
Furniture and equipment	16,527,393	14,136,798
Construction in progress	3,461,610	1,203,635
	47,898,052	33,678,459
Less accumulated depreciation	(11,342,935)	(9,391,109)
	$ 36,555,117	$ 24,287,350

Depreciation expense and amortization of leasehold improvements for the years ended December 31, 2008, 2007 and 2006 amounted to $2,121,031, $1,563,483 and $1,215,085, respectively.

Note 6. Deposits

Interest-bearing deposits consist of the following:

	December 31,	
	2008	2007
Demand deposits	$ 65,312,433	$ 77,750,053
Savings deposits	6,406,112	6,304,250
Time deposits:		
Time deposits $100,000 and over	113,726,182	116,090,305
Other time deposits	530,302,997	330,918,518
Total interest-bearing deposits	$ 715,747,724	$ 531,063,126

A summary of interest expense by deposit category for the years ended December 31, 2008, 2007 and 2006 is as follows:

	2008	2007	2006
Demand deposits	$ 989,899	$ 2,416,354	$ 1,622,694
Savings deposits	37,168	40,620	49,546
Time deposits	23,137,833	19,151,179	15,071,276
	$ 24,164,900	$ 21,608,153	$ 16,743,516

At December 31, 2008, the scheduled maturities of time deposits are as follows:

2009	$ 405,714,461
2010	132,425,058
2011	56,701,390
2012	27,010,594
2013	8,974,519
Thereafter	13,203,157
	$ 644,029,179

Overdrawn deposit accounts totaling $228,101 at December 31, 2008 and $169,875 at December 31, 2007 were reclassified from deposits to loans.

Note 7. Short-Term Borrowings

The Company has a line of credit with the FHLB with a maximum value of thirty percent of the Bank's current assets, using a daily rate credit and due on demand. The advances from this line are collateralized by a blanket lien on the Company's 1-4 family residential first mortgages, 1-4 family residential HELOC's and second mortgages, commercial mortgage loans and multifamily first mortgage loans, with a carrying value of $294.0 million, $237.0 million and $231.5 million as of December 31, 2008, 2007 and 2006, respectively. In addition, the Company pledged cash of $2.0 thousand, $0 and $0, and investment securities with a book value of $0, $0 and $1.7 million as of December 31, 2008, 2007 and 2006, respectively.

	2008	2007	2006
Weighted average rate	2.30%	5.23%	5.20%
Average balance	$ 82,042,225	$ 78,464,382	$ 80,989,490
Maximum outstanding at a month-end	$ 112,957,952	$ 114,533,200	$ 105,500,600
Balance at December 31,	$ 112,495,503	$ 69,227,660	$ 88,611,200

The Company has a line of credit with the Federal Reserve Discount Window using a primary credit rate and due on demand. The advances from this line are collateralized by a blanket lien on the Company's qualified investment grade commercial and agricultural loans, construction real estate loans, consumer loans and land loans, with a carrying value of $304.7 million, $0 and $0 as of December 31, 2008, 2007 and 2006, respectively.

	2008	2007	2006
Weighted average rate	0.87%	-	-
Average balance	$ 2,076,437	-	-
Maximum outstanding at a month-end	$ 16,600,000	-	-
Balance at December 31,	$ 16,600,000	-	-

The Company has an unsecured line of credit with Bank of America, SunTrust and Compass Bank for the purchase of federal funds in the amount of $20,000,000, $20,000,000 and $5,000,000, respectively. Each separate line of credit has a variable rate based on the lending bank's daily federal funds sold and is due on demand.

	2008	2007	2006
Weighted average rate	2.18%	-	-
Average balance	$ 643,866	-	-
Maximum outstanding at a month-end	$ 9,065,000	-	-
Balance at December 31,	-	-	-

Note 8. Long-Term Debt

Long-term debt at December 31, 2008 consists of: advances from the FHLB, which are collateralized by a blanket lien on the Company's 1-4 family residential mortgages and commercial mortgage loans; and borrowings in the form of an industrial development revenue bond from the Norfolk Redevelopment and Housing Authority to finance the headquarters of the Parent and the Bank (the "Headquarters").

Advances from the FHLB at December 31, 2008 totaled $55.0 million and was comprised of one fixed and five convertible advances. The fixed advance is $5.0 million and has an interest rate of 4.02% with a maturity date of December 2009. The convertible advances totaled $50.0 million and had interest rates ranging from 2.87% to 4.13%. The weighted average interest rate was 3.83% as of December 31, 2008. All of the convertible advances will mature in 2017; $30.0 million in July, $10.0 million in August and $10.0 million in November. Each advance contains certain conversion options that may cause the advance to mature or convert prior to final maturity. Outstanding borrowings on the industrial development revenue bond at December 31, 2008 were $295,936, which represents the Bank's 54.4% ownership interest in the Headquarters property. Those borrowings are due in annual installments at amounts equal to 3.0% of the then outstanding principle balance, which matures in four years. The interest rate on this bond is payable monthly and is equal to 68.6% of the prime rate of SunTrust Bank in Richmond, VA.

The contractual maturities of long-term debt at December 31, 2008 are as follows:

	Fixed Rate	Floating Rate	Total
2009	$ 5,000,000	$ 26,112	$ 5,026,112
2010	-	26,112	26,112
2011	-	26,112	26,112
2012	-	217,600	217,600
2013	-	-	-
Thereafter	50,000,000	-	50,000,000
Total long-term debt	$ 55,000,000	$ 295,936	$ 55,295,936

Note 9. Convertible Preferred Stock

On November 15, 2000, the Parent formed the Trust, a wholly owned subsidiary. The Trust issued 1,457,000 shares of 8.0% cumulative preferred securities maturing October 15, 2031 with an option to call on or after October 15, 2006 (call price of $5.00 per share) for $7,285,000. In November 2006, the Parent called the preferred securities for redemption on December 15, 2006, at the liquidation amount of $5.00 per share.

The Trust also issued 45,063 shares of convertible common stock for $225,315. The Parent purchased all shares of the common stock. The proceeds from the sale of the preferred securities were utilized to purchase from the Parent junior subordinated debt securities (guaranteed by the Parent), of $7,510,315 bearing interest at 8.0% and maturing October 15, 2031. As of December 31, 2006 the Trust was dissolved.

Note 10. Trust Preferred Capital Notes

On November 30, 2005, $20 million of trust preferred securities were placed through Commonwealth Bankshares Capital Trust II. The trust issuer has invested the total proceeds from the sale of the Trust Preferred in Junior Subordinated Deferrable Interest Debentures (the "Junior Subordinated Debentures") issued by the Parent. The trust preferred securities pay cumulative cash distributions quarterly at an annual fixed rate equal to 6.265% through the interest payment date in December 2010 and a variable rate per annum, reset quarterly, equal to LIBOR plus 1.40%, thereafter. The dividends paid to holders of the trust preferred securities, which are recorded as interest expense, are deductible for income tax purposes. The trust preferred securities are redeemable on or after December 30, 2010, in whole or in part. Redemption is mandatory at December 30, 2035. The Parent has fully and unconditionally guaranteed the trust preferred securities through the combined operation of the debentures and other related documents. The Parent's obligation under the guarantee is unsecured and subordinate to senior and subordinated indebtedness of the Parent.

The trust preferred securities may be included in Tier 1 capital for regulatory capital adequacy determination purposes up to 25% of Tier 1 capital after its inclusion. The portion of the securities not considered as Tier 1 capital will be included in Tier 2 capital. At December 31, 2008 and 2007, all of the trust preferred securities qualified as Tier 1 capital.

Note 11. Other Operating Expenses

A summary of other operating expense for the years ended December 31, 2008, 2007 and 2006 is as follows:

	2008	2007	2006
Stationary and office supplies	$ 311,182	$ 359,041	$ 271,444
Advertising and marketing	411,698	1,490,089	1,221,334
Telephone and postage	593,879	539,198	420,814
Professional	235,365	168,534	182,217
Bank franchise tax	862,499	663,097	613,218
Other outside services	795,748	738,718	707,937
Directors' and advisory board fees	570,372	552,732	426,060
ATM, online banking and bank card expenses	347,378	327,209	296,414
FDIC insurance	408,487	73,836	51,631
Other	845,630	678,639	738,578
	$ 5,382,238	$ 5,591,093	$ 4,929,647

Note 12. Employee Benefit Plans

401(k) Plan

The Company maintains a defined contribution 401(k) profit sharing plan (the "401(k) Plan"). The 401(k) Plan allows for a maximum voluntary salary deferral up to the statutory limitations. All full-time employees who have attained the age of twenty and-a-half and have completed three calendar months of employment with the Company are eligible to participate on the first day of the next quarter after meeting the eligibility requirements. The 401(k) Plan provides for a matching contribution, which is determined by the Company each year. The Company may also make an additional discretionary contribution. For matching and discretionary employer contributions, an employee is 0% vested if less than one year of service, 20% after one year, 40% after two years, 60% after three years, 80% after four years and fully vested after five years. The amounts charged to expense under the 401(k) Plan were $200,000, $300,000 and $245,000 in 2008, 2007 and 2006, respectively. The Company offers its stock as an investment option under the 401(k) plan. As of December 31, 2008 and 2007 there were 24,397 and 17,750 shares, respectively, of the Company's stock outstanding under the 401(k) plan.

Deferred Compensation Plans

The Company has entered into deferred supplemental compensation agreements with several of its key officers. Under the supplemental agreement, benefits are to be paid in equal monthly installments upon the later of the officer attaining the age of 65 or the officer's termination with the Company for any reason whatsoever or, if earlier, death. The deferred compensation expense for 2008, 2007 and 2006, based on the present value of the retirement benefits, was $301,502, $314,924 and $314,924, respectively. The plans are unfunded; however, life insurance has been acquired on the life of the employees in amounts sufficient to help meet the costs of the obligations.

Note 13. Income Taxes

The current and deferred components of income tax expense (benefit) are as follows:

	2008	2007	2006
Current	$ 5,568,875	$ 6,527,002	$ 6,474,953
Deferred	(7,501,931)	(599,947)	(1,069,729)
Provision for (benefit from) income taxes	$ (1,933,056)	$ 5,927,055	$ 5,405,224

A reconciliation between the provision for (benefit from) income taxes and the amount computed by multiplying income by the current statutory 34.78%, 34.78% and 34.45% federal income tax rates, for the years ended December 31, 2008, 2007 and 2006, respectively, is as follows:

	2008	2007	2006
Income tax expense (benefit) at statutory rates	$ (1,984,832)	$ 5,949,391	$ 5,346,929
Increase (decrease) due to:			
Tax exempt income	(22,006)	(25,785)	(31,350)
Nondeductible expenses	14,696	17,075	28,738
Other	59,086	(13,626)	60,907
Provision for (benefit from) income taxes	$ (1,933,056)	$ 5,927,055	$ 5,405,224

Deferred income taxes result from timing differences between taxable income and the income for financial reporting purposes. The only significant timing difference relates to the provision for loan losses.

Cumulative net deferred tax assets consist of the following components at December 31, 2008 and 2007:

	December 31,	
	2008	2007
Deferred tax assets:		
Allowance for loan losses	$ 10,723,090	$ 3,111,053
Deferred compensation	1,300,139	1,178,226
Accrued compensated absences	878,684	760,378
Deferred loan fees	925,111	628,804
Non-qualified stock options	21,640	21,640
Other	171,413	60,348
Total deferred tax assets	14,020,077	5,760,449
Deferred tax liabilities:		
Depreciation	(1,555,221)	(813,765)
Unrealized gains on securities	(20,467)	(11,636)
Other	(41,591)	(25,350)
Total deferred tax liabilities	(1,617,279)	(850,751)
Net deferred tax asset	$ 12,402,798	$ 4,909,698

No valuation allowance for deferred tax assets was recorded at December 31, 2008 and 2007 as management believes it is more likely than not that all of the deferred tax assets will be realized because they were supported by recoverable taxes paid in prior years.

Note 14. Related Parties Transactions

During the year, officers, directors, principal stockholders, and their affiliates (related parties) were customers of and had transactions with the Company in the ordinary course of business. In management's opinion, these transactions were made on substantially the same terms as those prevailing for other customers for comparable transactions and did not involve more than normal risks.

Loan activity to related parties is as follows:

	2008	2007
Beginning of year	$ 22,004,088	$ 13,400,980
Additional borrowings	12,614,520	10,160,907
Curtailments	(2,525,964)	(1,557,799)
End of year	$ 32,092,644	$ 22,004,088

Deposits from related parties held by the Company at December 31, 2008 and 2007 amounted to $11,809,624 and $12,935,923, respectively.

Note 15. Dividend Limitations

Dividends may be paid to the Parent by the Bank under formulas established by the appropriate regulatory authorities. The amount of dividends the Bank may pay to the Parent at any time, without prior approval, is limited to current year to date earnings as of the dividend date plus earnings retained for the two preceding years.

Note 16. Regulatory Matters

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 Capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). For the Company, Tier 1 Capital consists of shareholders' equity and qualifying trust preferred securities, excluding any net unrealized gain (loss) on securities available for sale, goodwill and intangible assets. For the Bank, Tier 1 Capital consists of shareholders' equity excluding any net unrealized gain (loss) on securities available for sale, goodwill and intangible assets. For both the Company and the Bank, total capital consists of Tier 1 Capital and the allowable portion of the allowance for loan losses. Risk-weighted assets for the Company and the Bank were $1,010,513 thousand and $1,009,793 thousand, respectively at December 31, 2008 and $789,803 thousand and $789,089 thousand, respectively, at December 31, 2007. Management believes, as of December 31, 2008 and 2007, that the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2008, the most recent notification from the FRB categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the Bank's category. The Company's and the Bank's actual capital amounts and ratios as of December 31, 2008 and 2007 are also presented in the table.

(dollars in thousands)	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2008:						
Total capital to risk weighted assets:						
Consolidated	$ 139,350	13.79%	$ 80,841	8.00%	N/A	N/A
Bank	118,204	11.71%	80,783	8.00%	$ 100,979	10.00%
Tier I capital to risk weighted assets:						
Consolidated	126,490	12.52%	40,421	4.00%	N/A	N/A
Bank	105,353	10.43%	40,392	4.00%	60,588	6.00%
Tier I capital to average assets:						
Consolidated	126,490	11.96%	42,318	4.00%	N/A	N/A
Bank	105,353	9.96%	42,322	4.00%	52,903	5.00%
As of December 31, 2007:						
Total capital to risk weighted assets:						
Consolidated	$ 142,626	18.06%	$ 63,184	8.00%	N/A	N/A
Bank	117,190	14.85%	63,127	8.00%	$ 78,909	10.00%
Tier I capital to risk weighted assets:						
Consolidated	133,202	16.87%	31,592	4.00%	N/A	N/A
Bank	107,766	13.66%	31,564	4.00%	47,345	6.00%
Tier I capital to average assets:						
Consolidated	133,202	16.19%	32,912	4.00%	N/A	N/A
Bank	107,766	13.11%	32,884	4.00%	41,104	5.00%

Note 17. Fair Value Measurements

Effective January 1, 2008, the Company adopted the provisions of SFAS No. 157, *Fair Value Measurements*, for financial assets and financial liabilities. In accordance with Financial Accounting Standards Board Staff Position (FSP) No. SFAS 157-2, *Effective Date of FASB Statement No. 157*, the Company will delay application of SFAS 157 for non-financial assets and non-financial liabilities, until January 1, 2009. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The application of SFAS 157 in situations where the market for a financial asset is not active was clarified by the issuance of FSP No. SFAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active*, in October 2008. FSP No. SFAS 157-3 became effective immediately and did not significantly impact the methods by which the Company determines the fair values of its financial assets.

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability shall not be adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact and (iv) willing to transact.

SFAS 157 requires the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement cost). Valuation techniques should be consistently applied. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, SFAS 157 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

- *Level 1 Inputs* - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
- *Level 2 Inputs* - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.
- *Level 3 Inputs* - Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below. These valuation methodologies were applied to all of the Company's financial assets and financial liabilities carried at fair value effective January 1, 2008. The Company's valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management believes the Company's valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. Furthermore, the reported fair value amounts have not been comprehensively revalued since the presentation dates, and therefore, estimates of fair value after the balance sheet date may differ significantly from the amounts presented herein.

Financial assets measured at fair value on a recurring basis include the following:

Available for Sale Securities. Available for sale securities are recorded at fair value on a recurring basis. Where quoted prices are available in an active market, securities are classified within level 1 of the valuation hierarchy. Level 1 securities would include highly liquid government bonds, mortgage products and exchange traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flow. Level 2 securities would include U.S. agency securities, mortgage-backed agency securities, obligations of states and political subdivisions and certain corporate, asset backed and other securities. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within level 3 of the valuation hierarchy.

The following table summarizes financial assets measured at fair value on a recurring basis as of December 31, 2008, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2008
		(in thousands)		
Assets				
Available for sale securities	$ -	$ 6,861	$ -	$ 6,861

Certain financial assets are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). Financial assets measured at fair value on a non-recurring basis include the following:

Impaired Loans. A loan is considered impaired, based on current information and events, if it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans is based on the present value of expected future cash flows discounted at the historical effective interest rate, the observable market price of the loan or the fair value of the collateral. All collateral-dependent loans are measured for impairment based on the fair value of the collateral securing the loan. Collateral may be in the form of real estate or business assets including equipment, inventory and accounts receivable. The vast majority of the collateral is real estate. The value of real estate collateral is determined utilizing an income or market valuation approach based on an appraisal conducted by an independent licensed appraiser outside of the Company using observable market data. An allowance is allocated to an impaired loan if the carrying value exceeds the estimated fair value. Impaired loans had a carrying amount of $93.6 million, with a valuation allowance of $21.4 million at December 31, 2008.

Other Real Estate Owned. Real estate acquired through, or in lieu of, foreclosure is held for sale and is stated at the lower of cost or estimated fair market value of the property, less estimated disposal costs, if any. The Company estimates fair value at the asset's liquidation value less disposal costs using management's assumptions which are based on current market trends and historical loss severities for similar assets. Any excess of cost over the estimated fair market value at the time of acquisition is charged to the allowance for loan losses. The estimated fair market value is reviewed periodically by management and any write-downs are charged against current earnings in the Company's consolidated statements of income. Other real estate owned had a carrying amount of $4.3 million at December 31, 2008. For the year ended December 31, 2008, the Company recorded a loss of $4.8 thousand due to a valuation adjustment on one other real estate owned property in its consolidated statements of operations.

The following table summarizes financial assets measured at fair value on a non-recurring basis as of December 31, 2008, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

Assets Measured at Fair Value on a Non-Recurring Basis at December 31, 2008

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2008
		(in thousands)		
Assets				
Impaired loans	$ -	$ -	$ 72,171	$ 72,171
Other real estate owned	$ -	$ -	$ 4,314	$ 4,314

SFAS 107, *Disclosures about Fair Value of Financial Instruments,* requires disclosure of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis. The methodologies for estimating the fair value of financial assets and financial liabilities that are measured at fair value on a recurring or non-recurring basis are discussed above. The methodologies for other financial assets and financial liabilities are discussed below:

Cash and Cash Equivalents

The carrying amounts of cash and short-term instruments approximate fair values.

Equity Securities

The carrying amount approximates fair value.

Investment Securities

Fair values are based on published market prices or dealer quotes. Available-for-sale securities are carried at their aggregate fair value.

Loans, Net

For loans receivable with short-term and/or variable characteristics, the total receivables outstanding approximate fair value. The fair value of other loans is estimated by discounting the future cash flows using the build up approach to discount rate construction. Components of the discount rate include a risk free rate, credit quality component and a service charge component.

Accrued Interest Receivable and Accrued Interest Payable

The carrying amount approximates fair value.

Deposits

The fair value of noninterest bearing deposits and deposits with no defined maturity, by SFAS No. 107 definition, is the amount payable on demand at the reporting date. The fair value of time deposits is estimated by discounting the future cash flows using the build up approach to discount rate construction. Components of the discount rate include a risk free rate, credit quality component and a service charge component.

Short-Term Borrowings

The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings maturing within 90 days approximate their fair values.

Long-Term Debt

The fair values of the Company's long-term debt are estimated using discounted cash flow analysis based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Loan Commitments, Standby and Commercial Letters of Credit

Fair values for off-balance sheet lending commitments approximate the contract or notional value taking into account the remaining terms of the agreement and the counterparties' credit standings. The fair values of these items are not significant and are not included in the following table.

The estimated fair value and the carrying value of the Company's recorded financial instruments are as follows:

	December 31, 2008		December 31, 2007	
(in thousands)	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Cash and cash equivalents	$ 11,672	$ 11,672	$ 9,337	$ 9,337
Investment securities	7,053	7,051	7,375	7,380
Equity securities	10,959	10,959	8,759	8,759
Loans, net	991,947	1,042,324	777,563	815,469
Accrued interest receivable	5,698	5,698	6,172	6,172
Deposits	763,006	788,103	572,296	593,385
Short-term borrowings	129,096	129,096	69,228	69,228
Long-term debt	55,296	61,841	55,322	53,667
Accrued interest payable	2,202	2,202	2,460	2,460

Effective January 1, 2008, the Company adopted the provisions of SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115*. SFAS 159 permits the Company to choose to measure many financial instruments and certain other items at fair value. The objective of SFAS 159 is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently. The Company has not elected to measure any permissible items at fair value. As a result, the adoption of SFAS 159 did not have any impact on the Company's financial statements.

Note 18. Dividend Reinvestment and Stock Purchase Plan

In April 1999, the Company's Board of Directors approved a Dividend Reinvestment and Stock Purchase Plan (the "DRIP"). Under the DRIP, shares purchased from the Company with reinvested dividends are issued at a five percent (5.0%) discount from market value. The DRIP also permits participants to make optional cash payments of up to $20,000 per quarter for the purchase of additional shares of the Company's common stock. The shares are issued at market value without incurring brokerage commissions.

Note 19. Stock Based Compensation Plans

As of December 31, 2008, the Company has four stock based compensation plans, which are described more fully in Item 11 of the Company's Form 10-K. The 1990 Stock Option Plan and the Non-Employee Director Stock Compensation Plan expired on February 20, 2000 and January 17, 2000, respectively. All options governed under these plans have been exercised or expired as of December 31, 2008. As of December 31, 2008, the 1999 Stock Incentive Plan which was approved by shareholders on April 27, 1999, had only a limited number of authorized shares available for issuance under this plan. The current plan in place, the 2005 Stock Incentive Plan was approved by the shareholders at the 2005 Annual Meeting of Shareholders and provides for the issuance of restricted stock awards, stock options in the form of incentive stock option and non-statutory stock options, stock appreciation rights and other stock–based awards to employees and directors of the Company.

During 2008 and 2007, the Company granted 0 and 17,500 options, respectively, under the 2005 Stock Incentive Plan to directors and officers of the Company. All awards consisted of grants of stock options having exercise prices equal to 100% of the fair market value of the Company's common stock on the date of grant. All options granted have a ten year life and are fully vested at the date of grant.

As described more fully in Note 1, the Company adopted SFAS No. 123(R) on January 1, 2006, using the modified prospective method. The adoption of SFAS No. 123(R) reduced the Company's net income due to the recognition of share-based compensation expense for stock option awards for the years ended December 31, 2008, 2007 and 2006 as follows:

(in thousands, except per share data)	2008	2007	2006
Income before income taxes	-	$ (22)	$ (95)
Net income	-	(14)	(63)
Earnings per share:			
Basic	-	$ (0.00)	$ (0.01)
Diluted	-	$ (0.00)	$ (0.01)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2008	2007	2006
Expected life (years)	-	10	10
Expected volatility	-	19.68%	15.39%
Risk-free interest rate	-	3.90%	4.60%
Dividend growth rate	-	20.00%	20.00%
Annual dividend paid	-	$ 0.34	$ 0.24
Weighted average fair value of options granted during the year	-	$ 16.98	$ 24.87

The Company determined the expected life of the stock options using historical data. The risk-free interest rate is based on the 10 year U.S. Treasury in effect at the date of grant. Expected volatility is based on the historical volatility of the Company's stock.

Option valuation models require the input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a representative single measure of the fair value at which transactions may occur.

A summary of the Company's stock option activity and related information is as follows:

	Options Outstanding	**Weighted Average Exercise Price**	**Aggregate Intrinsic Value**
Stock options outstanding at January 1, 2006	530,791	$ 14.95	
Granted	16,500	24.87	
Exercised	(36,289)	4.57	
Stock options outstanding at December 31, 2006	511,002	16.01	
Granted	17,500	16.98	
Exercised	(39,106)	5.83	
Stock options outstanding at December 31, 2007	489,396	16.86	
Exercised	(20,219)	7.65	
Expired	(5,445)	8.28	
Stock options outstanding at December 31, 2008	463,732	$ 17.36	$ (4,724,080)
Stock options exercisable at December 31, 2008	463,732	$ 17.36	$ (4,724,080)

Exercise prices for options outstanding and exercisable as of December 31, 2008 were as follows:

Range of Exercise Prices	**Number of Options**	**Remaining Contractual Life (in Months)**	**Weighted Average Exercise Price**
$ 5.89 – $ 7.69	43,258	18.61	$ 7.12
$ 15.51 – $ 16.98	141,404	71.73	15.85
$ 19.01 – $ 24.87	279,070	82.00	19.71
$ 5.89 – $ 24.87	463,732	72.96	$ 17.36

The following table presents the intrinsic value (the amount by which the fair value of the underlying common stock exceeds the exercise price of a stock option on exercise date) of stock options exercised, cash received from stock options exercised, and the tax benefit realized for deductions related to stock options exercised for the years ended December 31, 2008, 2007, and 2006.

	2008	2007	2006
Intrinsic value of stock options exercised	$ 129,007	$ 602,426	$ 673,774
Cash received from stock options exercised	154,716	228,055	165,997
Tax benefit realized for deductions related to stock options exercised	124,053	528,004	619,909

Employee Stock Purchase Plan

On June 26, 2007, the Company's shareholders approved the Commonwealth Bankshares Employee Stock Purchase Plan ("ESPP"). The plan offers eligible employees the opportunity to acquire a stock ownership in the Company through periodic payroll deductions that are applied towards the purchase of Company common stock at a discount of up to 15% of its market price. The plan makes available up to 400,000 shares of Company common stock for issuance to eligible employees. There were no shares issued under the ESPP during the years ended December 31, 2008 and 2007.

Note 20. Related Party Leases

In 1984, the Bank entered into a lease with Boush Bank Building Associates, a limited partnership owned by several shareholders of the Company (the "Partnership"), to rent the Headquarters Building. The lease requires the Bank to pay all taxes, maintenance and insurance. The term of the lease is twenty-three years and eleven months. Under the same terms and conditions of the original lease, the Bank will have the option to extend the term for five additional periods of 5 years each. The Bank is currently under the first renewal option. In connection with this property, the lessor has secured financing in the form of a $1,600,000 industrial development revenue bond from the Norfolk Redevelopment and Housing Authority payable in annual installments, commencing on January 1, 1987, at amounts equal to 3.0% of the then outstanding principal balance through the twenty-fifth year, when the unpaid balance will become due. Interest on this bond is payable monthly, at 68.6% of the prime rate of SunTrust Bank in Richmond, Virginia. Monthly rent paid by the Bank is equal to interest on the above bond, plus any interest associated with secondary financing provided the lessor by the Bank.

The Bank has the right to purchase, at its option, an undivided interest in the property at undepreciated original cost, and is obligated to purchase in each January after December 31, 1986, an undivided interest in an amount equal to 90.0% of the legal amount allowed by banking regulations for investments in fixed properties. Under this provision the Bank purchased 19.7% of this property for $362,200 in 1987. At the time of the 1987 purchase the Bank assumed $305,700 of the above-mentioned bond. Pursuant to the purchase option contained in the lease agreement, the Bank recorded an additional interest of $637,400 (34.7%) in the leased property as of December 31, 1988 by assuming a corresponding portion ($521,900) of the unpaid balance of the related revenue bond and applying the difference of $115,500 to amounts due from the lessor. Accordingly, the Bank now owns 54.4% of the Headquarters property. No purchases have been made after 1988. Total lease expense was $77,456, $82,495 and $80,623 for the years 2008, 2007 and 2006.

In addition, the Bank subleases approximately 4,000 square feet of third floor office space to outside parties. Total sublease rental income was $68,733, $71,357 and $72,174 for the years ended December 31, 2008, 2007 and 2006.

The Bank has entered into a long-term lease with a related party to provide space for one branch located in Chesapeake, Virginia. This lease has been classified as an operating lease for financial reporting purposes. Future minimum lease payments of $117,996 are required each year for five years under the long-term non-cancelable lease agreement as of October 20, 1998, which expires in July 31, 2010. Under the terms of the lease, the Bank has the option to extend the term for three additional periods of five years each. Total lease expense was $117,996, $117,996 and $117,696 for the years 2008, 2007 and 2006, respectively.

The Bank has entered into a long-term lease with a related party to provide space for one branch located in Waves, North Carolina. This lease has been classified as an operating lease for financial reporting purposes. The lease has an initial term of ten years and runs through April 30, 2017. Future minimum lease payments required over the next five years under this non-cancelable operating lease total $257,192. Under the terms of the lease, the Bank has the option to extend the term for four additional periods of five years each. Total lease expense was $87,309 and $43,041 for the years 2008 and 2007, respectively.

The Bank has entered into a long-term lease with a related party to provide space for one branch located in Powells Point, North Carolina. This lease has been classified as an operating lease for financial reporting purposes. The lease has an initial term of fifteen years and runs through June 30, 2022. Future minimum lease payments required over the next five years under this non-cancelable operating lease total $582,802. Under the terms of the lease, the Bank has the option to extend the term for three additional periods of five years each. Total lease expense was $235,619 and $92,695 for the years 2008 and 2007, respectively.

The Bank has entered into a long-term lease with a related party to provide space for one branch located in Moyock, North Carolina. This lease has been classified as an operating lease for financial reporting purposes. The lease has an initial term of ten years and runs through May 31, 2017. Future minimum lease payments required over the next five years under this non-cancelable operating lease total $250,558. Under the terms of the lease, the Bank has the option to extend the term for four additional periods of five years each. Total lease expense was $44,849 and $0 for the years 2008 and 2007, respectively.

The Bank has entered into a long-term lease with a related party to provide space for one branch located in Kitty Hawk, North Carolina. This lease has been classified as an operating lease for financial reporting purposes. The lease has an initial term of fifteen years and runs through May 31, 2023. Future minimum lease payments required over the next five years under this non-cancelable operating lease total $1,206,514. Under the terms of the lease, the Bank has the option to extend the term for three additional periods of five years each. Total lease expense was $15,994 and $0 for the years 2008 and 2007, respectively.

The Bank has entered into a long-term lease with a related party to provide space for one branch located in Suffolk, Virginia. This lease has been classified as an operating lease for financial reporting purposes. The lease has an initial term of ten years and runs through March 31, 2018. Future minimum lease payments required over the next five years under this non-cancelable operating lease total $241,029. Under the terms of the lease, the Bank has the option to extend the term for four additional periods of five years each. Total lease expense was $52,809 and $0 for the years 2008 and 2007, respectively.

Note 21. Lease Commitments

The Company leases office space in Hampton Roads, Richmond and Gloucester, Virginia and in Northeastern North Carolina. The leases provide for options to renew for various periods. Pursuant to the terms of these leases, the following is a schedule, by year, of future minimum lease payments required under these non-cancelable operating lease agreements.

	Lease Payments
2009	$ 1,834,269
2010	1,740,010
2011	1,628,967
2012	1,626,482
2013	1,658,681
Thereafter	10,193,786
	$ 18,682,195

The leases also contain various terms and conditions relating to the end of the leases which in some cases requires the removal of tenant improvements or in other cases the restoration of the property to its original condition. None of the leasing arrangements is at a point where the cost of these actions can be estimated.

Total rental expense was $1,856,742, $1,221,909 and $770,756 for 2008, 2007 and 2006, respectively.

Note 22. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company is a party to financial instruments with off-balance sheet risk. These financial instruments include commitments to extend credit, standby letters of credit and financial guarantees and involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of these instruments reflect the extent of the Company's involvement in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, standby letters of credit, and financial guarantees written is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Unless otherwise noted, the Company does not require collateral or other security to support financial instruments with credit risk.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company's experience has been that approximately 90% of loan commitments are drawn upon by customers. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include property, plant and equipment and income-producing commercial properties.

Standby letters of credit and financial guarantees written are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company has not been required to perform on any financial guarantees during the past two years. The Company has not incurred any losses on its commitments in either 2008 or 2007.

The amounts of loan commitments, guarantees and standby letters of credit are set out in the following table as of December 31, 2008 and 2007.

	Variable Rate Commitments	Fixed Rate Commitments
December 31, 2008:		
Loan commitments	$ 43,018,118	$ 21,201,137
Standby letters of credit and guarantees written	$ 8,006,908	$ 1,175,380
December 31, 2007:		
Loan commitments	$ 82,737,997	$ 26,974,770
Standby letters of credit and guarantees written	$ 8,742,020	$ -

Note 23. Subsequent Events

On January 19, 2009, the directors of the Company declared a cash dividend in the amount of $0.08 per share on its common stock, payable February 27, 2009, to shareholders of record as of February 16, 2009.

Note 24. Common Stock Repurchases

During 2007, the Company announced an open ended program by which management was authorized to repurchase an unlimited number of shares of the Company's common stock in open market and privately negotiated transactions. During 2008, the Company repurchased 141,326 shares of its common stock at an average price of $14.53 per share in open market and privately negotiated transactions. During 2007, the Company repurchased 15,400 shares of its common stock at an average price of $21.06 per share in open market and privately negotiated transactions.

Note 25. Condensed Parent Company Only Financial Information

The condensed financial position as of December 31, 2008 and 2007 and the condensed results of operations and cash flows for each of the years in the three-year period ended December 31, 2008, of Commonwealth Bankshares, Inc., parent company only, are presented below.

Condensed Balance Sheets
December 31, 2008 and 2007

	2008	2007
Assets		
Cash on deposit with subsidiary	$ 20,629,682	$ 25,110,183
Investment in subsidiary	105,234,742	107,977,761
Premises	89,472	92,166
Prepaid expense	870	934
Other assets	1,134,773	1,137,553
	$ 127,089,539	$ 134,318,597
Liabilities and Stockholders' Equity		
Accrued expenses	$ 91,116	$ 281,834
Accrued interest payable	7,177	3,589
Trust preferred capital notes	20,619,000	20,619,000
Total stockholders' equity	106,372,246	113,414,174
	$ 127,089,539	$ 134,318,597

Condensed Statements of Operations
Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006
Income:			
Dividend from non-bank subsidiary	$ -	$ -	$ 17,274
Rental income	6,000	6,000	6,000
Interest income	39,534	39,210	39,535
Other	2,250	3,000	750
Total income	47,784	48,210	63,559
Expenses:			
Interest expense	1,316,898	1,306,134	1,549,975
Professional fees	116,000	117,975	140,500
Other outside services	57,011	76,942	128,308
Other	7,997	6,117	4,032
Total expenses	1,497,906	1,507,168	1,822,815
Loss before income tax benefits and equity in undistributed net income (loss) of subsidiaries	(1,450,122)	(1,458,958)	(1,759,256)
Income tax benefits	513,977	516,985	621,348
Loss before equity in undistributed net income (loss) of subsidiaries	(936,145)	(941,973)	(1,137,908)
Equity in undistributed net income (loss) of subsidiaries	(2,802,924)	12,108,884	11,229,537
Net income (loss)	$ (3,739,069)	$ 11,166,911	$ 10,091,629

Condensed Statements of Cash Flows
Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006
Operating activities:			
Net income (loss)	$ (3,739,069)	$ 11,166,911	$ 10,091,629
Adjustments to reconcile net income (loss) to net cash used in operating activities:			
Depreciation	2,694	2,100	3,385
Equity in undistributed net (income) loss of subsidiaries	2,802,924	(12,108,884)	(11,229,537)
Net change in:			
Prepaid expense	64	(934)	20,691
Other assets	3,093	106,864	(375,314)
Accrued expenses	(190,719)	(35,350)	173,104
Accrued interest payable	3,588	(3,588)	(74,912)
Deferred taxes	(313)	(120)	(561)
Net cash used in operating activities	(1,117,738)	(873,001)	(1,391,515)
Investing Activities:			
Increase in investment in subsidiary	-	-	(18,000,000)
Financing activities:			
Liquidation of Capital Trust I	-	-	(140,750)
Proceeds from the liquidation of subsidiary	-	-	141,135
Common stock repurchased	(2,060,226)	(325,191)	-
Dividends reinvested and sale of stock	899,053	1,042,238	27,054,969
Dividends paid	(2,201,590)	(1,928,079)	(1,040,302)
Net cash provided by (used in) financing activities	(3,362,763)	(1,211,032)	26,015,052
Net increase (decrease) in cash on deposit with subsidiary	(4,480,501)	(2,084,033)	6,623,537
Cash on deposit with subsidiary, January 1	25,110,183	27,194,216	20,570,679
Cash on deposit with subsidiary, December 31	$ 20,629,682	$ 25,110,183	$ 27,194,216

Note 26. Quarterly Financial Data (unaudited)

Summarized unaudited quarterly financial data for the years ended December 31, 2008 and 2007 is as follows:

(in thousands, except per share data)	2008			
	Fourth	Third	Second	First
Interest and dividend income	$ 15,594	$ 16,781	$ 15,558	$ 15,388
Interest expense	7,679	7,451	7,126	7,307
Net interest income	7,915	9,330	8,432	8,081
Provision for loan losses	2,717	20,000	800	455
Noninterest income	1,117	1,284	1,242	1,221
Noninterest expense	5,410	4,494	5,205	5,248
Income (loss) before income taxes and noncontrolling interest	905	(13,880)	3,669	3,599
Income tax expense (benefit)	327	(4,779)	1,272	1,247
Income (loss) before noncontrolling interest	578	(9,101)	2,397	2,352
Noncontrolling interest in subsidiaries	15	11	6	3
Net income (loss)	$ 593	$ (9,090)	$ 2,403	$ 2,355
Basic earnings (loss) per share	$ 0.09	$ (1.33)	$ 0.35	$ 0.35
Diluted earnings (loss) per share	$ 0.09	$ (1.33)	$ 0.35	$ 0.35

	2007			
	Fourth	Third	Second	First
Interest and dividend income	$ 16,149	$ 15,769	$ 15,586	$ 14,579
Interest expense	7,510	7,199	6,921	6,554
Net interest income	8,639	8,570	8,665	8,025
Provision for loan losses	560	370	285	430
Noninterest income	1,406	1,277	1,301	1,197
Noninterest expense	5,407	5,212	5,135	4,575
Income before income taxes and noncontrolling interest	4,078	4,265	4,546	4,217
Income tax expense	1,367	1,495	1,613	1,452
Income before noncontrolling interest	2,711	2,770	2,933	2,765
Noncontrolling interest in subsidiary	(2)	-	(5)	(5)
Net income	$ 2,709	$ 2,770	$ 2,928	$ 2,760
Basic earnings per share	$ 0.39	$ 0.40	$ 0.43	$ 0.40
Diluted earnings per share	$ 0.39	$ 0.40	$ 0.42	$ 0.39

SHAREHOLDER INFORMATION

STOCK LISTING

The Company's common stock trades on the NASDAQ Global Select Market under the symbol CWBS. The closing price as of year-end December 31, 2008 was $7.17. Set forth below is high and low trading information for the common stock for each quarter during 2008, 2007, 2006 and 2005.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

Commonwealth Bankshares Inc. offers its shareholders the convenience of a Dividend Reinvestment and Stock Purchase Plan and the direct deposit of cash dividends, without payment of any brokerage commission, fee or service charge.

Holders of stock may have their quarterly dividends automatically reinvested in additional shares of the Company's common stock by utilizing the Dividend Reinvestment Plan. Shares of common stock purchased through the Dividend Reinvestment Plan with reinvested dividends are at 95% of the market price.

Shareholders participating in the Stock Purchase Plan may also make voluntary cash contributions not to exceed $20,000 per quarter. These shares are issued at market value, without incurring brokerage commissions. In addition, shareholders also have the option of having their cash dividends deposited directly into an account with Bank of the Commonwealth.

Shareholders may receive information on the Dividend Reinvestment and Stock Purchase Plan or direct deposit of cash dividends by contacting:

Stock Transfer Department
Bank of the Commonwealth
P.O. Box 1177
Norfolk, Virginia 23501-1177
Telephone: (757) 446-6900

EXECUTIVE OFFICES

403 Boush Street
Norfolk, Virginia 23510-1200
Telephone: (757) 446-6900
Internet: www.bankofthecommonwealth.com

STOCK TRANSFER AGENT

Bank of the Commonwealth
P. O. Box 1177
Norfolk, Virginia 23501-1177
Telephone: (757) 446-6900

INVESTOR RELATIONS

The Company's Annual Report, Form 10-K and other corporate publications are available on request, without charge, by contacting:

Cynthia A. Sabol, CPA
Executive Vice President and Chief Financial Officer
403 Boush Street
Norfolk, Virginia 23510-1200
Telephone: (757) 446-6900

INDEPENDENT AUDITORS

Witt Mares, PLC
150 West Main Street, Suite 1150
Norfolk, Virginia 23510-1682

COMMON STOCK PERFORMANCE

	2008		2007		2006		2005	
	High	Low	High	Low	High	Low	High	Low
First Quarter	$19.50	$15.21	$25.00	$22.10	$23.80	$21.82	$17.36	$15.12
Second Quarter	$17.10	$12.62	$22.47	$20.50	$25.08	$23.09	$17.51	$16.12
Third Quarter	$14.99	$10.85	$21.75	$19.30	$25.46	$23.65	$19.71	$17.56
Fourth Quarter	$14.49	$6.75	$21.90	$15.76	$26.20	$23.50	$23.55	$19.58



COMMONWEALTH BANKSHARES, INC.

OFFICE LOCATIONS

BRANCH/ATM LOCATIONS

Norfolk
Main Office
403 Boush St.
(757) 446-6920

Riverview Office
4101 Granby St.
(757) 446-6960

Ocean View Office
1901 E. Ocean View Ave.
(757) 583-9890

Wainwright Office
Private Banking Center
229 West Bute St.,
Suite 320
(757) 446-9480

Chesapeake
Cedar Road Office
1217 Cedar Rd.
(757) 549-8787

Western Branch Office
3343 Western Branch Blvd.
(757) 638-9383

Taylor Road Office
2600 Taylor Rd.
(757) 465-9890

Greenbrier Office
1304 Greenbrier Pwy.
(757) 436-0192

Portsmouth
Churchland Office
4940 West Norfolk Rd.
(757) 638-5876

London Blvd. Office
1020 London Blvd.
(757) 397-4316

Virginia Beach
Virginia Beach Blvd. Office
3720 Virginia Beach Blvd.
(757) 446-6970

First Colonial Office
1124 First Colonial Rd.
(757) 446-6940

Lynnhaven Office
2712 North Mall Dr.
(757) 446-6980

Kempsville Office
1870 Kempsville Rd.
(757) 446-6950

Cypress Point Office
5460 Wesleyan Dr.
(757) 687-8229

Red Mill Office
2261 Upton Dr.
(757) 427-1450

Suffolk
Suffolk Office
221 Western Ave.
(757) 923-4868

North Carolina
Powells Point Office
8468 Caratoke Hwy.
Powells Point, NC 23321
(252) 491-8154

St. Waves Office
St. Waves Plaza Unit 1,
26006 NC Hwy. 12
Waves, NC 27982
(252) 987-2061

Moyock Office
562 Caratoke Hwy.
Moyock, NC 27958
(252) 435-2110

Kitty Hawk Office
3732 North Croatan Hwy.
Kitty Hawk, NC 27949
(252) 261-1779

ADDITIONAL ATM LOCATIONS

Norfolk
Brown's Convenience
298 West Bay Ave.

Charlie's Cafe
1800 Granby St.

Granby Street Pizza
235 Granby St.

Harbor Park Stadium
North/South Concourse
150 Park Ave.

Magnolia Steak
749 W. Princess Anne Rd.

O'Sullivan's Wharf
4300 Colley Avenue

Riverview Shell
4002 Granby St.

Scotty Quixx
436 Granby Street

Tazewell Hotel
245 Granby St.

Ted Constant
Convocation Center
4320 Hampton Blvd.

Chesapeake
Paradocks East Coast Grill
801 Eden Way North

Portsmouth
Roger Brown's Restaurant
and Sports Bar
316 High St.

Virginia Beach
Virginia Beach
Amusement Park
233 15th St.

AJ Gators
3908 Holland Road

Five 01 City Grill
501 North Birdneck Rd.

AJ Gators
1485 General Booth Blvd.

Scotty Quixx 2
2404 Virginia Beach Blvd.

Suffolk
Bennette Creek Market
3881 Bridge Rd.

North Carolina
Corolla
Kitty Hawk Kites
100 Sunset Blvd.

Moyock
Xe Services, LLC
850 Puddin Ridge Rd.

Nags Head
Kitty Hawk Kites
3933 N.S. Croatan Hwy.

COMMONWEALTH FINANCIAL ADVISORS LOCATIONS

Norfolk
Downtown Office
403 Boush St.
(757) 446-9463

Virginia Beach
Virginia Beach Blvd. Office
3720 Virginia Beach Blvd.
(757) 446-9401

BANK OF THE COMMONWEALTH MORTGAGE LOCATIONS

Virginia Beach
Hampton Roads Office
3720 Virginia Beach Blvd.
(757) 446-6951

Gloucester
Gloucester Office
6558 Main St., Suite 1
(804) 694-8266

Richmond
Richmond Office
1500 Forest Ave.,
Suite 213
(804) 673-9595

North Carolina
Kitty Hawk Office
3732 North Croatan Hwy.
Kitty Hawk, NC 27949
(252) 261-1779

EXECUTIVE TITLE CENTER LOCATIONS

Norfolk
Norfolk Office
221 West Bute St.
(757) 622-7260

Suffolk
Suffolk Office
2484 Pruden Blvd., Suite B
(757) 934-3804



BANK OF THE COMMONWEALTH

MORTGAGE




Executive Title Center
STEWART TITLE ISSUING AGENCY

A Full Service Title Insurance Agency



COMMONWEALTH FINANCIAL ADVISORS, LLC

Providing Clients With A Full Line Of Financial And Insurance Products